As filed with the U.S. Securities and Exchange Commission on April 29, 2024
Securities Act File No. 333-184361
Investment Company Act File No. 811-22759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)
☒
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐
Pre-effective Amendment No.

☒
Post-effective Amendment No. 18

☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒
Amendment No. 26

The Private Shares Fund
(Exact name of Registrant as specified in Charter)

88 Pine Street, Suite 3101
New York, NY 10005
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code:
(855) 551-5510
Kevin Moss
c/o Liberty Street Advisors, Inc.
88 Pine Street, Suite 3101
New York, NY 10005
(Name and Address of Agent for Service)

Copies to:
Mark D. Perlow, Esq.
Dechert LLP
45 Fremont Street
26th Floor
San Francisco, CA 94105

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
☐
Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐
Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):
☐
when declared effective pursuant to Section 8(c), or as follows:

☐
immediately upon filing pursuant to paragraph (b) of Rule 486.

☒
on May 1, 2024 pursuant to paragraph (b) of Rule 486.

☐
60 days after filing pursuant to paragraph (a) of Rule 486.

☐
on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:
☐
This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:            .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:            .

Check each box that appropriately characterizes the Registrant:
☒
Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐
Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒
Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐
A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐
Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐
Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐
New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
The Private Shares Fund

Class A Shares (PRIVX)
Class L Shares (PRLVX)
Class I Shares (PIIVX)
May 1, 2024
The Private Shares Fund (the “Fund”, “we”, “our” or “us”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end, management investment company that is operated as an interval fund. The shares of beneficial interest of the Fund (the “Shares”) are continuously offered under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Fund has qualified and elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund is designed primarily for long-term investors and not as a trading vehicle.
This Prospectus applies to the offering of Class A, Class L, and Class I Shares of the Fund. The Fund is offering an unlimited number of Shares of each class. The Shares are offered on a continuous basis at the Fund’s net asset value (“NAV”) per Share of the relevant class next calculated after receipt of the purchase in good order, plus any applicable sales load.
This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities, and retain such materials for future reference. This Prospectus is incorporated by reference to, and includes a table of contents of, a Statement of Additional Information (“SAI”) regarding the Fund and its shares. A copy of this Prospectus (including the SAI) or the Fund’s annual or semi-annual reports to shareholders may be obtained without charge by calling the Fund toll-free at 1-855-551-5510. Shareholder inquiries should also be directed to the Fund by using such toll-free number. This Prospectus, the SAI, and the Fund’s annual and semi-annual reports are all available upon request and without charge on the Fund’s website (www.privatesharesfund.com). Information on the Fund’s website is not incorporated herein by reference. Additional information about the Fund has been filed with the Securities and Exchange Commission (“SEC”) and is available upon written or oral request and without charge. The Fund’s filings with the SEC, including the registration of which this Prospectus and the SAI are a part and other material incorporated by reference and information regarding the Fund, also are available to the public on the SEC’s Internet website at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by written request using the following e-mail address: publicinfo@sec.gov.
The Fund offers three different classes of Shares: Class A Shares, Class L Shares and Class I Shares. The Fund began continuously offering its common shares on March 20, 2014. On November 3, 2017, the Fund simultaneously redesignated its issued and outstanding common shares as Class A Shares and created its Class L Shares and Class I Shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class A, Class L and Class I Shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor wishes to invest in the Fund through a financial intermediary, and is eligible to invest in more than one class of Shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular share class. Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, will conduct quarterly repurchase offers for 5% of the Fund’s outstanding Shares at NAV. Even though the Fund will make quarterly repurchase offers, investors should consider the Fund’s Shares to be illiquid.
The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by primarily investing, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private, operating growth companies (“Portfolio Companies”).
The Fund primarily invests in late-stage operating businesses and does so primarily by directly investing in such Portfolio Companies. Additionally, in order to increase its access to Portfolio Companies, the Fund may also invest in (i) special purpose vehicles (“SPVs”) and similar investment structures, (ii) venture capital funds and other funds that invest in private companies and rely on exclusions from the 1940 Act under section 3(c)(1) or 3(c)(7) (“Private Funds”) to gain diversified exposure to Portfolio Companies or to obtain co-investment opportunities from Private Fund managers, and (iii) private investment in public equity (“PIPE”) transactions where the issuer is a special purpose acquisition company (“SPAC”), in each case in accordance with policies approved by the Board. Before uninvested cash is invested in Portfolio Companies or while uninvested cash is maintained in expectation of quarterly repurchases of Fund Shares, the Fund may also invest this cash in exchange-traded funds that are consistent with the Fund’s investment objective so that the Fund can maintain investment exposure to the equity of technology-related businesses. Liberty Street Advisors, Inc.’s (the “Investment Adviser”) primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities, or (ii) sell such securities prior to the occurrence of a liquidity event. The Fund generally invests in Portfolio Companies through secondary purchases and exchanges from selling shareholders of such companies, but under certain circumstances may, in the discretion of the Investment Adviser, purchase securities directly from such Portfolio Companies, including through simple agreements for future equity (“SAFE”). The Fund may also use profit-sharing agreements (“Profit-Sharing Agreement”) when obtaining equity securities of Portfolio Companies. The Fund will not invest in funds that rely on exclusions from the 1940 Act other than the exclusions under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.
The Fund’s ability to implement this investment strategy is subject to the ability of the Fund’s Investment Adviser to identify and acquire the securities of Portfolio Companies on acceptable terms.
The Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% (the “80% Policy”) of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private, operating growth companies. For the purposes of the 80% Policy, a private company is one that, at the time of the Fund’s investment in such company does not have a class of securities listed on an exchange, as that term is defined under the Securities Exchange Act of 1934, as amended. Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy only during the term of any post-initial public offering (“IPO”) or other comparable lockup if such issuer ceases to be a private company. The Fund will notify investors of any proposed change to the 80% Policy at least 60 days in advance of such change in accordance with the 1940 Act.
The Fund is operated as an interval fund and, as such, has established a limited repurchase policy under Rule 23c-3 of the 1940 Act. Although the Fund will offer to repurchase Shares on a quarterly basis (typically in or around the last month of the calendar quarter) in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarter the Fund will offer to repurchase 5% of its outstanding Shares, the Fund will not otherwise be required to repurchase or redeem Shares at the option of a shareholder of the Fund (each, a “Shareholder”, and collectively, the “Shareholders”) nor will Shares be exchangeable for units, interests or shares of any other fund. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may be able to have only a portion of their Shares repurchased.
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the date the repurchase offer ends (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be determined by the Fund’s Board of Trustees and will be based on factors such as market conditions, liquidity of the Fund’s assets and Shareholder servicing conditions. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no less than 21 days and no more than 42 days, and is expected to be approximately 30 days. The repurchase price of the Shares will be the net asset value as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account within seven days of the Repurchase Pricing Date. See “Quarterly Repurchase of Shares.”

In addition, the Board of Trustees may, subject to applicable law, determine in certain limited circumstances that it is in the best interests of the Fund and its Shareholders to suspend quarterly repurchase offers, which would further reduce the ability of Shareholders to sell their Shares. Even though the Fund will endeavor to make quarterly repurchase offers to repurchase a portion of the Shares to provide some liquidity to Shareholders, you should consider the Shares to be illiquid. If, and to the extent that, a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share of the relevant class and initial offering prices. The Fund is not suitable for investors who cannot bear the risk of loss of all or part of their investment, or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. The Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. Please note the following:
•
The Fund’s Shares have no history of public trading, and you should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs. The Fund does not intend to list its Shares on any securities exchange during the continuous offering, and the Fund does not expect a secondary market in the Shares to develop. As a result of the foregoing, an investment in the Fund’s Shares is not suitable for investors that require liquidity, other than liquidity provided through the Fund’s repurchase policy. The Investment Adviser publishes the daily calculated NAV of the Fund’s Shares on its website (www.privatesharesfund.com).

There are risks associated with the Fund’s distribution sources, including:
•
The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as: offering proceeds, borrowing, and amounts from Fund affiliates that are subject to repayment by investors.

Investing in the Fund’s Shares involves substantial risks. Prospective investors should refer to the risk factors discussed in the section entitled “Risk Factors” prior to making an investment in the Fund.
Certain conflicts of interest involving the Fund and its affiliates could impact the Fund’s investment returns and limit the flexibility of its investment policies. Prospective investors should review the conflicts of interest described in the section entitled “Conflicts of Interest” prior to making an investment in the Fund.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
The Fund is offering the Shares in a continuous offering. The offering price for the Shares will be equal to the NAV per Share of the relevant class next calculated after receipt of the purchase in good order, plus any applicable sales load. The Fund’s Shares are offered through Foreside Fund Services, LLC (the “Distributor”). In addition, certain institutions (including banks, trust companies, brokers and investment advisers) will be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders.
Prospective investors should not construe the contents of this Prospectus as legal, tax, financial, or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
The date of this Prospectus and the Statement of Additional Information is May 1, 2024.
Class(1)	Amount of Securities	Sales Load(2)
Class A Shares(1)	Unlimited	0.00% – 5.75%
Class L Shares	Unlimited	1.25% – 4.25%
Class I Shares	Unlimited	None

(1)
The stated minimum initial investment by an investor for Class A and Class L Shares is $2,500 and for Class I Shares is $1,000,000, which stated minimum may be reduced or waived for certain investors.

(2)
Investments in Class A Shares are subject to a sales load assessed at a rate of between 5.75% and 0.00% depending upon the amount invested. Investments in Class L Shares are subject to a sales load assessed at a rate of between 4.25% and 1.25% depending upon the amount invested. See “Summary of Fund Expenses.”

An investor will pay a sales load of up to 5.75% on Class A Shares. If you pay the maximum aggregate percent for the sales load you must experience a total return on your net investment of approximately 6.1% in order to recover these expenses.
An investor will pay a sales load of up to 4.25% on Class L Shares. If you pay the maximum aggregate percent for the sales load you must experience a total return on your net investment of approximately 4.44% in order to recover these expenses.
Class I Shares are not subject to a sales load.

No broker-dealer, salesperson or other person is authorized to give an investor any information or to represent anything not contained in this Prospectus. As a prospective investor, you must not rely on any unauthorized information or representations that anyone provides to you. This Prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so. The information contained in this Prospectus is current only as of the date of this Prospectus.

i

PROSPECTUS SUMMARY
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in The Private Shares Fund (the “Fund”, “we”, “our” or “us”). Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the statement of additional information (the “SAI”), which should be retained by any prospective investor.
The Fund
The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company that operates as an “interval fund”. Shares of beneficial interest of the Fund (the “Shares”) are continuously offered under the Securities Act of 1933, as amended (the “Securities Act”).
The Offering
The Fund is offering an unlimited number of Shares on a continuous basis at net asset value (“NAV”) per Share of the relevant class next calculated after receipt of the purchase in good order, plus any applicable sales load. Sales loads will reduce the amount of an investor’s investment in the Fund.
Share Classes
The Fund offers three different classes of Shares: Class A Shares, Class L Shares and Class I Shares. The Fund began continuously offering its common shares on March 20, 2014. On November 3, 2017, the Fund simultaneously redesignated its issued and outstanding common shares as Class A Shares and created its Class L Shares and Class I Shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class A, Class L and Class I Shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor wishes to invest in the Fund through a financial intermediary, and is eligible to invest in more than one class of Shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Minimum Investment
The minimum initial investment for Class A and Class L Shares is $2,500, plus any applicable sales load. The minimum initial investment for Class I Shares is $1,000,000. There is no minimum investment for subsequent investments.
No initial or subsequent investment minimum is required for accounts maintained by financial institutions for the benefit of their clients who purchase shares through investment programs such as employee benefit plans like 401(k) retirement plans. In addition, for financial institutions, including registered investment advisors, making investments for a group of clients, the initial or subsequent investment minimum can be met through an aggregated purchase order for more than one client. The minimum for the Institutional Class Shares is waived for purchases pursuant to asset allocation programs, wrap fee programs, and other investment programs offered by financial institutions, including registered investment advisors, in which investment decisions are made on a discretionary basis by investment professionals. No initial or subsequent investment minimum is required for Trustees or officers of the Fund, directors, officers and employees of the Investment Adviser, the Distributor or any of their affiliates, or the spouse, life-partner, parent, child, sibling or other close family member of any such person, any trust or individual retirement account or self- employed retirement plan for the benefit of any such person, or the estate of any such person. The Fund reserves the right to waive the investment minimum.
The Fund’s Shares are offered through the Fund’s distributor, Foreside Fund Services, LLC (the “Distributor”). In addition, certain institutions (including banks, trust companies, brokers and investment advisers) will be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders (“Authorized Institutions”).
See “Subscription for Shares” and “Plan of Distribution — How to Purchase Fund Shares.”
The Investment Adviser
Under the supervision of the Fund’s Board of Trustees and pursuant to an investment advisory agreement (the “Investment Advisory Agreement”), Liberty Street Advisors, Inc. (the “Investment Adviser”), an investment adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment adviser to the Fund. The Investment Adviser is located at 88 Pine Street, Suite 3101, New York, NY 10005.
The Investment Adviser is a New York corporation. As of the end of the most recent fiscal quarter (March 31, 2024), the Investment Adviser had in the aggregate approximately $1.5 billion under management.
Pursuant to the Investment Advisory Agreement, the Investment Adviser is responsible for developing, implementing and supervising the Fund’s investment program and providing day-to-day management services to the Fund.
The Investment Adviser also provides office space, telephone services and utilities, and administrative, secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Investment Advisory Agreement.
Investment Objective and
Strategies
Investment Objective.   The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by primarily investing, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/ or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating growth companies (“Portfolio Companies”).
The Fund primarily invests in late-stage operating businesses and does so primarily by directly investing in such Portfolio Companies. Additionally, in order to increase its access to Portfolio Companies, the Fund may also invest in (i) special purpose vehicles (“SPVs”) and similar investment structures, (ii) venture capital funds and other funds that invest in private companies and rely on exclusions from the 1940 Act under section 3(c)(1) or 3(c)(7) (“Private Funds”) to gain diversified exposure to Portfolio Companies or to obtain co-investment opportunities from Private Fund managers, and (iii) private investment in public equity (“PIPE”) transactions where the issuer is a special purpose acquisition company (“SPAC”), in each case in accordance with policies approved by the Board. Before uninvested cash is invested in Portfolio Companies or while uninvested cash is maintained in expectation of quarterly repurchases of Fund Shares, the Fund may also invest this cash in exchange-traded funds that are consistent with the Fund’s investment objective so that the Fund can maintain investment exposure to the equity of technology-related businesses. The Investment Adviser’s primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities, or (ii) sell such securities prior to the occurrence of a liquidity event. The late-stage Portfolio Companies in which the Fund invests are generally expected to have a liquidity event within two to five years of such securities purchase by the Fund, and the Investment Adviser takes the expected timing of any such event into consideration when it is making investment decisions on behalf of the Fund.
As discussed above, the Fund invests primarily in equity securities of Portfolio Companies, which consist of shares of either common or a series of preferred stock of such company or convertible debt issued by such company which is convertible into shares of common or a series of preferred stock of such company (and references to “equity securities” throughout this Prospectus includes such equity-linked convertible notes). The Fund may also invest in SPVs and similar investment structures, as well as in Private Funds to gain diversified exposure to Portfolio Companies or to obtain co-investment opportunities from Private Fund managers. The SPVs in which the Fund expects to invest are vehicles that provide access to equity securities issued by a single Portfolio Company. SPVs are typically organized by the sellers of such securities and often charge a performance fee and administrative and other management fees. The Fund will invest in Private Funds and SPVs that it expects will generally be organized as limited liability companies or limited partnerships. The Fund will not invest in funds that rely on exclusions from the 1940 Act other than the exclusions under Section 3(c)(1) or Section 3(c)(7)

of the 1940 Act. The Fund shall not invest more than 15% of its total assets in Private Funds and/or SPVs that rely on the exclusion from the definition of an investment company under Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund may also acquire shares of growth companies through PIPE transactions where the issuer is a SPAC. A SPAC is a publicly traded company with no commercial operations that raises investment capital via an initial public offering (“IPO”) for the purpose of identifying and acquiring one or more operating businesses or assets. The Fund may also use Profit-Sharing Agreements when obtaining equity securities of Portfolio Companies.
The Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies (i.e., companies organized in the United States), but it is not prohibited from investing in Portfolio Companies organized in foreign jurisdictions, including those organized in emerging market countries. The Fund defines emerging market countries to mean countries included in the MSCI Emerging Markets Index. The Investment Adviser expects that the Fund’s holdings of equity securities may require several years to appreciate in value, and there can be no assurance that such appreciation will occur. Due to the illiquid nature of most of the Fund’s investments and transfer restrictions that equity securities are typically subject to, the Fund may not be able to sell these securities at times when the Fund deems it necessary to do so (e.g., to fund quarterly repurchases of Shares or regain compliance with the Fund’s 80% Policy), or at all. The equity securities in which the Fund invests will often be subject to drag-along rights, which permit a majority stockholder in the company to force minority stockholders to join a company sale (which may be at a price per share lower than our initial purchase price). In addition, the Fund will often be subject to lock-up provisions that prohibit the Fund from selling its equity investments into the public market for specified periods of time after IPOs of the Portfolio Company, typically 180 days. As a result, the market price of securities that the Fund holds may decline substantially before the Fund is able to sell these securities following an IPO. For a complete discussion of the risks involved with the Fund’s investments, please read the section entitled “Risk Factors”.
Each investment of the Fund will be subject to the Investment Adviser’s review. The criteria described above, together with the availability of the securities and their applicability for inclusion in the Fund’s portfolio, taking into account the Fund’s overall composition of the Fund’s portfolio and other salient investment factors, will inform the Investment Adviser’s decision to purchase a security on behalf of the Fund.
The Fund generally invests in Portfolio Companies through secondary purchases and exchanges from selling shareholders of such companies, but under certain circumstances may, in the discretion of the Investment Adviser, purchase securities directly from such Portfolio Companies, including through simple agreements for future equity (“SAFE”). SAFEs represent a contractual right to future equity of a company, in exchange for which the holder of the SAFE contributes capital to the company. SAFEs enable investors to convert their investment to equity upon the occurrence of triggering events set forth in the applicable SAFE. The Fund may also invest in SPVs and similar investment structures to obtain exposure to Portfolio Companies in accordance with policies approved by the Board and acquire shares of growth companies through PIPE transactions where the issuer is a SPAC and may utilize Profit-Sharing Agreements when obtaining equity securities of Portfolio Companies.
In reviewing potential investments for the Fund, the Investment Adviser utilizes, among other publicly available sources, the information and research available on premium databases and regulatory filings of issuers. The Investment Adviser, wherever possible, interfaces with the management of companies targeted for investment and reviews their past and expected financial performance.
The Investment Adviser connects with sellers of shares through alternative trading systems and other secondary private markets, among other channels. The Investment Adviser may also seek to bring shares of targeted companies into the Fund on what it believes are attractive terms through the Fund’s exchange mechanism, whereby holders of such shares can exchange them directly with the Fund for Shares in the Fund at the end of each fiscal quarter. See “Exchange Feature” below.
The Fund’s ability to implement this investment strategy is subject to the ability of the Fund’s Investment Adviser to identify and acquire the securities of Portfolio Companies on acceptable terms.
The Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% (the “80% Policy”) of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private, operating growth companies. For the purposes of the 80% Policy, a private company is one that, at the time of the Fund’s investment in such company does not have a class of securities listed on an exchange, as that term is defined under the Securities Exchange Act of 1934, as amended. Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy only during the term of any post-IPO or other comparable lockup if such issuer ceases to be a private company. The Fund will notify investors of any proposed change to the 80% Policy at least 60 days in advance of such change in accordance with the 1940 Act. The Fund will monitor its portfolio to ensure compliance with the 80% Policy. The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”
Fundamental concentration policy.   The Fund has a fundamental concentration policy that it will not make an investment if such investment would result in 25% or more of the Fund’s total assets being invested in companies in any one particular “industry or group of industries”, as that phrase is used in the 1940 Act, and as interpreted, modified or otherwise permitted by a regulatory authority having jurisdiction, from time to time (the “Fundamental Concentration Policy”). The Fund’s Fundamental Concentration

Policy does not preclude it from focusing investments in issuers in related fields, and the Fund expects that most of the Portfolio Companies may (i) be in either internet-, mobile-, social media-, or other technology-related fields, or (ii) utilize developing technology in providing their products and services. The Fund may also have significant holdings in cash and cash equivalents, generally at least 5% of total assets.
No assurance.   There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. Subject to the provisions of the 1940 Act, the Fund’s investment strategies may be changed by the Board of Trustees without the vote of the Fund’s shareholders. Notice will be provided to Shareholders prior to any such change in accordance with the 1940 Act.
Cash or Similar Investments and Temporary Strategies of the Fund. At the Investment Adviser’s discretion, the Fund may, instead of investing in Portfolio Companies, invest its available cash in high-quality, short-term debt securities, money market instruments and money market funds for (i) temporary defensive purposes in response to adverse market, economic or political conditions and (ii) retaining flexibility in meeting repurchase requests, paying expenses, and identifying and assessing investment opportunities. These short-term debt securities and money market instruments include cash, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities, discount notes and repurchase agreements. To the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund will bear its pro rata portion of such money market funds’ management fees and operational expenses. When investing for temporary defensive purposes, there is no specific limit in the amount of the Fund’s total assets in which the Investment Adviser may invest in such instruments. Taking a temporary defensive position may result in the Fund not achieving its investment objective.
Use of Proceeds
The Fund expects that the net proceeds of the continuous offering, after payment of any sales loads, will be invested in accordance with its investment objective and principal strategies within three months after receipt thereof; however, the Fund may be delayed up to an additional three months depending on the Investment Adviser’s ability to identify and acquire the securities of Portfolio Companies.
Summary of Risk Factors
The following is a discussion of the principal risks of investing in the Fund. There is no assurance that the Fund will meet its investment objective. The value of your investment in the Fund, as well as the amount of return you receive on your investment in the Fund, may fluctuate significantly. You may lose part or all of your investment in the Fund or your investment may not perform as well as other similar investments. Therefore, you should consider carefully the following risks before investing in the Fund. Please refer to the section of the Prospectus titled “Risk Factors” for a more detailed discussion of the principal risk factors related to the Fund and the continuous offering of Shares.
Management Risk — The Fund is subject to management risk. The ability of the Adviser to successfully implement the Fund’s investment strategies will significantly influence the Fund’s performance. The success of the Fund will depend in part upon the skill and expertise of certain key personnel of the Investment Adviser, and there can be no assurance that any such personnel will continue to be associated with the Fund.
Market Risk — The value of, and the income generated by, the securities in which the Fund invests may decline, sometimes rapidly or unpredictably, due to factors affecting certain issuers, particular industries or sectors or the overall markets, such as inflation (or expectations for inflation), deflation (or expectations for deflation), interest rates, global demand for particular products or resources, market instability, debt crises and downgrades, embargoes, tariffs, sanctions and other trade barriers, regulatory events, other governmental trade or market control programs and related geopolitical events. In addition, the value of the Fund’s investments may be negatively affected by the occurrence of global events such as war, terrorism, environmental disasters, natural disasters or events, exchange trading suspensions and closures, infectious disease outbreaks or pandemics.
Illiquidity of Fund Shares — There is presently no market for the Fund’s Shares, which are highly illiquid and currently can be sold by Shareholders only in the quarterly repurchase program of the Fund; unless and until a secondary market for the Fund’s Shares develops, which the Fund has no reason to anticipate at this time, you will not be able to control the timing or the amount of Shares which you desire to sell. The Fund’s Shares have no history of public trading, nor is it intended that they will be listed on a public exchange at this time.
As a closed-end “interval fund,” the Fund makes quarterly repurchase offers for 5% of the Fund’s outstanding Shares at NAV. Even though the Fund makes quarterly repurchase offers (typically in or around the last month of the calendar quarter), investors should consider the Fund’s Shares to be illiquid. There is no guarantee that you will be able to sell the amount of Shares that you wish to tender in connection with a given repurchase offer. Shareholders may tender more Shares than the Fund has offered to repurchase. If so, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, it is possible that not all Shares that are tendered in a repurchase offer will be repurchased. There is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a given quarter, thereby increasing the likelihood that a proration will occur. Finally, the Board of Trustees (including a majority of Independent Trustees (as defined below)) may suspend quarterly repurchases in accordance with Rule 23c-3. Each of these factors may further limit the liquidity of the Fund’s Shares.
Potential Illiquidity of the Fund’s Investments — The Fund invests primarily in private company securities that are thinly traded and less liquid than other investments, or whose liquidity decreases in response to market developments or adverse investor perceptions. These securities may also be subject to “lock-up agreements”

restricting their sale. For example, underwriters of initial public offerings customarily require holders of an issuer’s securities to agree not to sell such holder’s securities for 180 days after the initial public offering. As a result, upon or subsequent to a liquidation event of a Portfolio Company, the Fund may not be able to sell an investment, or a portion of an investment, when the Investment Adviser believes that doing so would maximize returns. In addition, because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions. As a result, even if the Investment Adviser is able to sell such securities on behalf of the Fund when it desires to do so, the Fund may have to accept a lower price than the price determined by the Fund in accordance with its valuation procedures. In addition, the Fund may invest up to 15% of its total assets in Private Funds and SPVs, which typically have limited or no withdrawal or redemption rights.
The inability to sell one or more portfolio positions can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities. If the Fund is forced to sell securities at an unfavorable time and/or under unfavorable conditions, such sales may also adversely affect the Fund’s NAV.
Alternatively, because shares of private companies are generally limited in number, the Fund may pay a higher price for shares of companies the Investment Adviser believes to be promising. Paying such a premium may adversely affect the Fund’s returns.
Valuation — The Fund’s NAV is based on the value of its securities. Where reliable public market prices are available for those securities, the Investment Adviser will rely on those prices. However, in light of its investment strategy to invest in private, operating, late-stage, growth companies, the Fund expects that in most cases (other than subsequent to an IPO transaction involving a Portfolio Company) public market prices will not be available for the Fund’s portfolio securities, and where private market prices are available, such prices may be unreliable. At any point in time, there may be limited or no recent purchase or sale transactions or offers on private markets on which to base the value of a given private share. In addition, the prices reflected in recent private transactions or offers may be extremely sensitive to changes in supply or demand, including changes fueled by investor perceptions or other conditions. See “Determination of Net Asset Value.”
In these cases, which the Fund expects will be in most circumstances, the Fund’s investments will be valued by the Investment Adviser, under the supervision of the Board of Trustees, pursuant to fair valuation procedures and methodologies approved by the Board of Trustees. While the Fund and the Investment Adviser use good faith efforts to determine the fair value of the Fund’s securities, value will be dependent on the judgment of the Investment Adviser. The Investment Adviser may also rely to some extent on information provided by the underlying companies, which may not be timely or comprehensive. In addition, such information may not be available because it is difficult to obtain financial and other information with respect to private companies, and even where the Fund is able to obtain such information, there can be no assurance that it is complete or accurate. The Investment Adviser may also take into consideration valuations of similar classes of private company securities as publicly reported by other funds. From time to time, the Fund may determine that it should modify its assumptions as new information becomes available. As a consequence, the value of the securities, and therefore the Fund’s NAV, may vary. This may adversely affect Shareholders.
The Fund may also not be able to sell these securities at the prices at which they are carried on the Fund’s books, or may have to delay their sale in order to do so. This may in turn adversely affect the Fund’s NAV. See “Determination of Net Asset Value.”
Investments in Portfolio Companies — Investment in Portfolio Companies involves a number of significant risks, including:
•
Portfolio Companies may have limited financial resources and may be unable to meet their obligations with their existing working capital, which may lead to equity financings, possibly at discounted valuations, in which our holdings could be substantially diluted if we do not or cannot participate, bankruptcy or liquidation and the reduction or loss of our investment.

•
Portfolio Companies typically have limited operating histories, less established and comprehensive product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions and consumer sentiment in respect of their products or services, as well as general economic downturns.

•
Because Portfolio Companies are privately owned, there is usually little publicly available information about these businesses; therefore, although the Investment Adviser and its agents perform due diligence on these Portfolio Companies, their operations and their prospects, including review of independent research reports and market valuations of securities of such companies on alternative trading systems and other private secondary markets, the Investment Adviser may not be able to obtain all of the material information that would be generally available for public company investments, including financial or other information regarding the Portfolio Companies in which we invest. Furthermore, there can be no assurance that the information that we do obtain with respect to any investment is reliable. The Fund will invest in Portfolio Companies for which current, up-to-date financial information is not available if the Investment Adviser determines, based on the results of its due diligence review, that such investment is in the best interests of the Fund and its Shareholders.

•
Portfolio Companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a Portfolio Company and, in turn, on us.

•
Portfolio Companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

Investments in SPVs — The Fund may invest in SPVs and similar investment structures that invest in Portfolio Companies. As an investor in an SPV or similar investment structure, the Fund would receive distributions on its interest in accordance with the governing documents of the SPV or similar investment structure, as applicable. This structure is intended to enhance the ability of the Fund to gain exposure to Portfolio Companies. The Fund, as a holder of securities issued by an SPV or similar investment structure, will bear its pro rata portion of such SPV or investment structure’s expenses. These acquired fund fee expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to investors. In addition, the Fund will have no direct claim against any Portfolio Company held by an SPV or similar investment structure.
Investments in Private Funds — The Fund’s investments in Private Funds subject it to the risks associated with direct ownership of the securities in which the underlying funds invest. Private Funds are also subject to operational risks, such as the Private Fund manager’s ability to maintain operations, including back office functions, property management, accounting, administration, risk management, valuation services and reporting. The Fund may be required to indemnify certain of the Private Funds and/or their services providers from liability, damages, costs or expenses. In addition, the Fund, as a holder of securities issued by the Private Funds, will bear its pro rata portion of such Private Fund’s expenses. These acquired fund fee expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to investors. In addition, the Fund’s investments in Private Funds may be subject to investment lock-up periods, during which the Fund may not be able to withdraw its investment. Even if the Fund’s investment in a Private Fund is not subject to lock-up, it will take a significant amount of time to redeem or otherwise liquidate such a position. Such withdrawal limitations may also restrict the Investment Adviser’s ability to reallocate or terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes.
Investments in SPAC PIPEs — The Fund may invest in PIPE transactions where the issuer of the security is a SPAC established to facilitate the acquisition and future financing of certain private late-stage operating growth companies in anticipation of such private company entering the public markets. In a PIPE transaction, investors purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. When participating in a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. In addition, the Fund may have to commit to purchase a specified number of shares at a fixed price, with the closing conditioned upon, among other things, the SEC’s preparedness to declare effective a resale registration statement covering the resale, from time to time, of the shares sold in the private financing. Because the sale of the securities is not registered under the Securities Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company typically agrees as part of the PIPE deal to register the restricted securities with the SEC. PIPE transactions are subject to the risk that the issuer may be unable to register the securities for public resale in a timely manner, or at all, in which case the securities could be sold only in a privately negotiated transaction and, potentially, at a price less than that paid by the Fund. Disposing of such securities may involve negotiation and legal expenses. Even if such securities are registered for public sale, the resulting market for the securities may be thin or illiquid, which could make it difficult for the Fund to dispose of such securities at an acceptable price.
Investments in Exchange-Traded Funds — ETFs are investment companies that typically are registered under the 1940 Act as open-end funds or unit investment trusts. ETFs are actively traded on national securities exchanges and are generally based on specific domestic and foreign market indices. Shares of an ETF may be bought and sold throughout the day at market prices, which may be higher or lower than the shares’ net asset value. Market prices of ETF shares will fluctuate, sometimes rapidly and materially, in response to various factors including changes in the ETF’s net asset value, the value of ETF holdings, and supply of and demand for ETF shares. Although the creation/redemption feature of ETFs generally makes it more likely that ETF shares will trade close to their net asset value, market volatility, lack of an active trading market for ETF shares, disruptions at market participants (such as authorized participants or market makers) and any disruptions in the ordinary functioning of the creation/redemption process may result in ETF shares trading significantly above (at a “premium”) or below (at a “discount”) their net asset value. ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, it will bear a pro rata portion of the ETF’s expenses. Therefore, it may be more costly to own an ETF than to own the underlying securities directly. As with any exchange listed security, ETF shares purchased in the secondary market are subject to customary brokerage charges.
Use of Profit-Sharing Agreements — The Fund may enter into Profit-Sharing Agreements with sellers of Portfolio Company or potential Portfolio Company shares. When entering into a Profit-Sharing Agreement, the Fund grants a right to the seller to a certain share of the future returns of the shares sold above a set threshold price or amount in addition to the Fund’s payment to purchase the shares. Entering into Profit-Sharing Agreements may expose the Fund to certain risks, including that the agreements could reduce the gain the Fund otherwise would have achieved on its investment, may be difficult to value and may result in contractual disputes.
Availability of Investment Opportunities — The business of identifying and structuring investments of the types contemplated by the Fund is competitive and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to fully invest its assets. Similarly, identification of attractive investment opportunities by the Investment Adviser is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Adviser, it may not be permitted to take advantage of the opportunity to the fullest extent desired.
See “Risk Factors” for more detail and additional risks that should be considered, including risks related to the competition for portfolio investments, the likelihood of minimal distributions of current income, potential conflicts of interest related to the Fund and its affiliates, and the relative inexperience of the Fund’s management with registered funds.
Directory of Entities
Below is a list of various entities referred to in this Prospectus and their relationship to one another:
The Private Shares Fund — The Fund is managed by the Investment Adviser.
Liberty Street Advisors, Inc. — the Investment Adviser of the Fund.
Closed-End Fund Structure
The Fund is a closed-end management investment company operating as an interval fund.
Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of a shareholder. Rather, closed-end fund shares trade in the secondary market via a stock exchange, if the fund is listed. Unlike many closed-end funds, however, the Fund’s Shares are not listed on a stock exchange. Instead, the Fund provides very limited liquidity to its Shareholders by offering to repurchase a limited amount of Shares quarterly (5% of outstanding Shares), which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows (purchases), but, unlike a mutual fund, is not subject to continuous out-flows (repurchases). An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Board of Trustees
The Board of Trustees of the Fund has overall responsibility for monitoring the Fund’s investment program and its management and operations. Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders. A majority of the Trustees are “Independent Trustees” who are not “interested persons” (as defined in the 1940 Act) of the Fund or the Investment Adviser. See “Management”.
Fees
Advisory Fee.   The Fund pays a fee (the “Advisory Fee”) to the Investment Adviser as compensation for its investment advisory services. The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid monthly in arrears. The NAV of the Fund is determined by subtracting the Fund’s liabilities from the fair market value of its assets, to be determined as set forth under “Determination of Net Asset Value” below.
Shareholder Services Fee.   The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients to whom they have distributed Class A and Class L Shares of the Fund. Such services may include responding to customer inquiries of a general nature regarding the Fund; responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and providing such other similar services as the Fund or the Investment Adviser may reasonably request to the extent the financial industry professional is permitted to do so under applicable statutes, rules, or regulations. The Fund may incur such expenses, together with sub-transfer agency fees (including recordkeeping fees), if any, which in the aggregate will not exceed on an annual basis 0.25% of its daily average NAV.
Sub-Transfer Agency Fees.   The Fund makes sub-transfer agent payments to third parties that provide sub-transfer agent (including recordkeeping) and/or shareholder services with respect to certain shareholder accounts in lieu of or as a supplement to the transfer agent or other third parties providing such services. The amount paid for sub-transfer agent services varies and typically ranges from 0.08% to 0.33% of the NAV of such accounts for Class A Shares, 0.08% to 0.21% of the NAV of such accounts for Class L Shares and 0.08% to 0.21% of the NAV of such accounts for Class I Shares.
Distribution Fees.   Class L Shares pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L Shares and is payable on a quarterly basis.
Expense Limitation Agreement.   The Investment Adviser has entered into a written expense limitation agreement (the “Expense Limitation Agreement”) under which it has agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.65%, 2.90%, and 2.40% of the average daily net assets of the Fund (the “Expense Limitation”) attributable to Class A, Class L and Class I Shares, respectively, until May 2, 2025, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees. The Investment Adviser retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed, to the extent that such reimbursement will not cause Class A, Class L or Class I Shares’ annualized expenses to exceed the applicable Expense Limitation. The Fund is not obligated to reimburse the Investment Adviser for fees previously waived or expenses previously assumed by the Investment Adviser more than three years after the date of such waiver or expense reimbursement.
Borrowing
The Fund has the option to borrow, which such borrowing, if any, the Fund anticipates would be used to satisfy repurchase requests from Fund Shareholders and otherwise to provide the Fund with temporary liquidity. The amount that the Fund may borrow will be limited by the provisions of Section 18 of the 1940 Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the 1940 Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the 1940 Act) of at least 300%. To the extent the Fund borrows, the interest on borrowing by the Fund will be at prevailing market rates. Notwithstanding the foregoing, the Fund intends to limit its borrowing, if any, and the overall leverage of its portfolio to an amount that does not exceed 33 1∕3% of the Fund’s total asset value.
Determination of Net Asset Value
The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ Stock Market Exchange (“NASDAQ”) (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies approved by the Board of Trustees. The Board of Trustees has designated the Investment Adviser to perform the day-to-day responsibilities for determining these fair values in accordance with Rule 2a-5 of the 1940 Act. The Investment Adviser has developed the Fund’s valuation procedures and methodologies, which have been approved by the Board of Trustees, and will make valuation determinations and act in accordance with those procedures and methodologies, and in accordance with the 1940 Act. Valuation determinations are reviewed and overseen by the Board of Trustees in accordance with Rule 2a-5. The Valuation Committee monitors the material aspects of the Fund’s valuation procedures, as approved by the Board of Trustees and revised from time to time, as well as monitors the Fund’s compliance with respect to the valuation of its assets under the 1940 Act.
Fair value prices are necessarily subjective in nature, and there is no assurance that such a price will be at or close to the price at which the security is next quoted or next trades.

See “Determination of Net Asset Value” below for additional information.
Expenses
The Fund pays all of its investment expenses, including, but not limited to, brokerage commissions (if any) and all other costs of executing transactions, interest expense, insurance expense, custodial expense, and all ongoing ordinary administrative and operational costs of the Fund, including (but not limited to) legal costs, accounting costs, taxes and any fees paid to the Fund Administrator, the Custodian or Foreside Services (each as defined below) and all expenses incurred in connection with the continuous offering and sale of its Shares and communications with Shareholders. The Fund also directly pays any extraordinary operating expenses.
The Investment Adviser bears all ongoing ordinary administrative and operational costs of the Investment Adviser, including employees’ salaries, facilities, travel costs, technology costs, office supplies, research and data costs, and its own legal, accounting and filing fees.
Purchase of Shares
Each investor must initially purchase a minimum of $2,500 of Class A, $2,500 of Class L, or $1,000,000 of Class I Shares, as applicable, plus any applicable sales load. The Fund reserves the right to waive the investment minimum. The Fund may accept both initial and additional applications by investors to purchase Shares at such times as the Fund may determine, subject, in the case of investors purchasing Shares with cash, to the receipt of cleared funds on or prior to the third business day prior to the relevant subscription date (or such other acceptance date set by the Fund and notified to prospective Shareholders prior to a subscription date). Investors may also purchase Shares by exchanging securities of Portfolio Companies or potential Portfolio Companies for Shares (i.e., an in-kind purchase) on any day that the Fund is open for purchases, subject to certain conditions, as discussed below.
Each investor purchasing Shares must submit a completed application to the selling agent before the applicable purchase date. The Fund has the sole right to accept applications for Shares and reserves the right to reject in its complete and absolute discretion any application for Shares in whole or in part. The Fund also reserves the right to suspend sales of Shares at any time.
The Fund has entered into a distribution agreement (the “Distribution Agreement”) with Foreside Fund Services, LLC (the “Distributor”) to act as the distributor for the sale of Shares. The Distributor serves in such capacity on a best efforts basis. The Distributor may enter into related selling group agreements with various broker-dealers to assist in the distribution of Shares. Shares are available to investors investing through broker-dealers or other financial intermediaries (collectively, “Financial Intermediaries”) where such Financial Intermediary has agreed to provide certain administrative services to assist in the distribution of Shares.
Exchange Feature
The Fund provides the opportunity for holders of securities in Portfolio Companies or potential Portfolio Companies to acquire

Shares of the Fund in exchange for such securities (i.e., an in-kind purchase) on any day that the Fund is open for purchases. This exchange mechanism provides such holders the ability to diversify their portfolios, and provides the Fund an additional way to source shares in Portfolio Companies.
Each exchange of Portfolio Company or potential Portfolio Company shares for Fund Shares is subject to approval by the Investment Adviser in accordance with procedures adopted by the Board of Trustees. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges.
Shares purchased in connection with an exchange shall be sold by the Fund at NAV. The Investment Adviser shall determine the valuation of such securities and the number of Shares for which such securities may be exchanged. The value of shares of Portfolio Companies or potential Portfolio Companies to be exchanged by prospective investors for Shares will be determined by the parties, taking factors into account such as the recent trading prices of such shares on alternative trading systems and other private secondary markets, financial results of such Portfolio Company or potential Portfolio Company (when available), research reports and other diligence materials, and the fair value of such security as determined under the Fund’s valuation policies and procedures to the extent such security is already a part of the Fund’s portfolio.
Such exchanges would result in a taxable event for the exchanging shareholder with a taxable capital gain in the amount of the difference between such shareholder’s basis in the exchanged shares and the fair market value of the Shares received in the exchange. The Investment Adviser will not receive any fee, payment, commission, or other financial incentive of any type (“Payments”) in connection with the exchange by the exchanging shareholder of Portfolio Company shares for Fund Shares, nor will such exchanges be subject to a sales load.
Quarterly Repurchases and Involuntary Repurchases of
Shares
The Fund is an interval fund and, as such, has adopted a fundamental policy that it will make quarterly repurchase offers (typically in or around the last month of the calendar quarter) pursuant to Rule 23c-3 of the 1940 Act. Each quarterly repurchase offer will be for 5% of the Shares outstanding at NAV, unless such offer is suspended or postponed in accordance with regulatory requirements, or otherwise by the Board of Trustees (including a majority of Independent Trustees in accordance with Rule 23c-3 of the 1940 Act), as described herein. There is no guarantee that Shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer, although each Shareholder will have the right to require the Fund to purchase up to and including 5% of such Shareholder’s Shares in each quarterly repurchase. Limited liquidity will be provided to Shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requirements. See “Quarterly Repurchases of Shares.”

In addition, the Fund may, at any time, repurchase, at net asset value, Shares held by a Shareholder, or any person acquiring Shares from or through a Shareholder, without Shareholder consent if: the Shares have been transferred to or have vested in any other person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder; ownership of the Shares by the Shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the Shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences; the Shareholder owns Shares having an aggregate net asset value less than an amount determined from time to time by the Board of Trustees; or it would be in the interests of the Fund, as determined by the Board of Trustees, for the Fund to repurchase the Shares.
Investor Suitability
An investment in the Fund involves a considerable amount of risk.   It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investor should invest in the Fund only money that it can afford to lose, and it should not invest in the Fund money to which it will need access in the short-term or on a frequent basis. In addition, all investors should be aware of how the Fund’s investment strategies fit into their overall investment strategy because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor.
The Fund should be considered to be an illiquid investment. Investors will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund operating as an interval fund. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop. However, limited liquidity may be available through the quarterly repurchase offers described in this Prospectus.
Dividends
Following the disposition by the Fund of securities of Portfolio Companies, the Fund will make cash distributions of the net profits, if any, to Shareholders (subject to the dividend reinvestment policy, as described below) once each fiscal year at such time as the Board of Trustees determines in its sole discretion (or twice in a fiscal year at such times determined by the Board of Trustees, if necessary for the Fund to maintain its status as a RIC (as defined below) and in accordance with the 1940 Act). The Fund will establish reasonable cash reserves to meet Fund obligations prior to making distributions. See “Distributions” and “U.S. Federal Income Tax Considerations.”

Dividend Reinvestment Policy
The Fund provides distribution options for its Shareholders.
Under these options, if the Fund declares a distribution, then a Shareholder’s distribution will be automatically reinvested in additional Shares unless the Shareholder has specifically elected in its application (or otherwise) to receive cash. Pursuant to the dividend reinvestment policy, a Shareholder will receive additional Shares, including fractions of Shares, at a price equal to the NAV per Share of the relevant class on the date of distribution. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “U.S. Federal Income Tax Considerations.”
Taxes
The Fund has elected to be classified as an association taxable as a corporation for U.S. federal tax purposes. The Fund also (i) has elected to be treated as, and (ii) intends to operate in a manner so as to continue to qualify as, a “regulated investment company” (a “RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will pay no U.S. federal income tax on the earnings or capital gains it timely distributes to Shareholders. This avoids a “double tax” on distributed earnings normally incurred by taxable investors in regular “C corporations.” Holders of Shares normally will be taxed on their Fund distributions (unless their Shares are held in a retirement account that permits tax deferral or the holder is otherwise exempt from U.S. federal income tax). Tax-exempt U.S. investors generally will not incur unrelated business taxable income with respect to an investment in Shares if they do not borrow to make the investment. The Fund’s tax reporting to Shareholders are made on IRS Forms 1099. See “U.S. Federal Income Tax Considerations.”
The Fund Administrator
UMB Fund Services, Inc. (“UMB Fund Services”) serves as the administrator of the Fund (the “Fund Administrator”). The Fund compensates the Fund Administrator for providing administrative services to the Fund. The Fund Administrator is responsible for matters pertaining to the administration of the Fund, including, but not limited to, the following: (i) preparing and maintaining the financial and accounting records and statements of the Fund; (ii) arranging for the provision of accounting, clerical and administrative services; (iii) coordinating communications of the Board of Trustees; (iv) monitoring the Fund’s compliance with regulations to which it is subject; (v) maintaining records of the Fund; and (vi) providing the coordination and processing of all repurchase offers. See “Management of the Fund.”
The Custodian
UMB Bank National Association (“UMB Bank”) serves as the custodian of the Fund (the “Custodian”). The Fund compensates the Custodian for providing custody services to the Fund. See “Management of the Fund.”
The Chief Compliance Officer
Compliance4, LLC (“Compliance4”) provides to the Fund the services of Peter Guarino as the Chief Compliance Officer of the Fund. The Fund compensates Compliance4 for providing such compliance officer services to the Fund. See “Management of the Fund.”

The Transfer Agent
UMB Fund Services serves as the transfer agent of the Fund (the “Transfer Agent”). Any successor Transfer Agent shall be appointed by the Fund. The Fund compensates the Transfer Agent for providing transfer agent services to the Fund. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES
Class A Share	Class I Shares	Class L Shares
Shareholder Transaction Expenses
Maximum Sales Charge (Load) (as a percentage of the offering price)	5.75%(1)	None	4.25%(2)
Maximum Sales Charge on Reinvested Dividends	None	None	None
Repurchase Fee on Shares Repurchased Within 365 Days of Purchase (as a percentage of proceeds)(3)	None	None	None
Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fees(4)	1.90%	1.90%	1.90%
Shareholder Services Fee	0.05%	None	0.02%
Distribution Fee	None	None	0.25%(5)
Acquired Fund Fees and Expenses(6)	0.03%	0.03%	0.03%
Other Expenses(7)	0.59%	0.59%	0.59%
Total Annual Expenses	2.57%	2.52%	2.79%
After Fee Reduction or Expense Reimbursement(8)	0.11%	(0.09)%	0.14%
Net Annual Expenses(8)	2.68%	2.43%	2.93%
The table above summarizes the expenses of the Fund and is intended to assist Shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure above relates to a percentage of the Fund’s average NAV at month-end over the course of a year.

(1)
Investments in Class A Shares are subject to a sales load assessed at a rate of between 5.75% and 0.00% depending upon the amount invested. The following sales charges apply to your purchases of Class A Shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $50,000	5.75	6.10	5.00
$50,000 to less than $100,000	4.75	4.99	4.00
$100,000 to less than $250,000	3.75	3.90	3.25
$250,000 to less than $500,000	2.50	2.56	2.00
$500,000 to less than $1,000,000	2.00	2.04	1.75
$1,000,000 and above	0.00	0.00	0.00
Investment by an exchange of Portfolio Company shares for Fund Shares by an investor will not be subject to a sales load.

(2)
Investments in Class L Shares are subject to a sales load assessed at a rate of between 4.25% and 1.25% depending upon the amount invested. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s Distributor (the “Underwriter Concession”). The following sales charges apply to your purchases of Class L Shares of the Fund:
Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance	Underwriter Concession
Under $250,000	4.25%	4.44%	3.50%	0.75%
$250,000 to less than $500,000	3.25%	3.36%	2.50%	0.75%
$500,000 to less than $1,000,000	2.00%	2.04%	1.50%	0.50%
$1,000,000 and above	1.25%	1.27%	0.25%	0.25%
Investment by an exchange of Portfolio Company shares for Fund Shares by an investor will not be subject to a sales load.
(3)
The Fund’s Board of Trustees has determined to waive the Fund’s Repurchase Fee assessed on Shareholders who choose to participate in the Fund’s repurchase offers. This waiver will remain in effect indefinitely, unless and until the Board approves its modification or termination. This waiver may be terminated only by the Fund’s Board of Trustees at any time. Absent such a waiver, a Shareholder who chooses to participate in the Fund’s repurchase offers would incur a repurchase fee equal to 2.00% of the value of the Shares the Fund repurchases from them for Shares held less than 365 days. See “Repurchase Fee.” However, if Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by UMB Fund Services, currently $20 per transfer.

(4)
The Fund will pay to the Investment Adviser a monthly Advisory Fee. The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid monthly in arrears. See “Fees and Expenses.”

(5)
Class L Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets attributable to Class L Shares and is payable on a quarterly basis.

(6)
“Acquired Fund Fees and Expenses” include the fees and expenses of underlying investment companies in which the Fund invests, including Private Funds. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year and may change significantly over time. Acquired Fund Fees and Expenses reflect an underlying investment company’s operating expenses (i.e., management fees, performance-based fees or allocations, administration fees and professional and other direct, fixed fees and expenses). The indirect fees and expenses of the Private Funds typically range from 0.50% to 3.00% on an annual basis and include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Funds. Furthermore, certain Private Funds may charge investors (such as the Fund) incentive allocations or fees on performance.

(7)
The amount presented in this table estimates the amounts the Fund expects to pay during the current fiscal year ending December 31, 2024. The “Other Expenses” line item includes, among other things, amounts that may be paid to certain financial intermediaries for sub-transfer agency (including recordkeeping) services.

(8)
The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.65%, 2.90% and 2.40% of the average daily net assets of the Fund attributable to Class A, Class L and Class I Shares, respectively, until May 2, 2025, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees. The Investment Adviser retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed, to the extent that such reimbursement will not cause Class A, Class L and Class I Shares’ respective annualized expenses to exceed the Expense Limitation. The Fund is not obligated to reimburse the Investment Adviser for fees previously waived or expenses previously assumed by the Investment Adviser more than three years after the date of such waiver or expense reimbursement.

The following hypothetical example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. This example also assumes that all distributions are reinvested at NAV. The tables and the assumption in the hypothetical example of a 5% annual return are required by regulations of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares. See “Fees and Expenses” for a more complete description of the Fund’s costs and expenses related to the Class A, Class L and Class I Shares.
The following example should not be considered a representation of past or future expenses because actual expenses may be greater or less than those shown.
Example
	1 Year	3 Years	5 Years	10 Years
Class A Shares
You would pay the following net expenses based on a $1,000 investment, assuming a 5% annual return	$83	$134	$187	$332
This Example assumes the application of the 2.68% expense ratio for the first year, with all fees and expenses assumed to have been accrued on a daily basis, reducing the NAV per Share of the relevant class. The Example also includes an assumed sales load on the investor’s investment of 5.75%. The Example assumes that the Expense Limitation Agreement is not renewed after May 2, 2025.
	1 Year	3 Years	5 Years	10 Years
Class L Shares
You would pay the following net expenses based on a $1,000 investment, assuming a 5% annual return	$71	$127	$185	$342
This Example assumes the application of the 2.93% expense ratio for the first year, with all fees and expenses assumed to have been accrued on a daily basis, reducing the NAV per Share of the relevant class. The Example also includes an assumed sales load on the investor’s investment of 4.25%. The Example assumes that the Expense Limitation Agreement is not renewed after May 2, 2025.
	1 Year	3 Years	5 Years	10 Years
Class I Shares
You would pay the following net expenses based on a $1,000 investment, assuming a 5% annual return	$25	$78	$133	$285
This Example assumes the application of the 2.43% expense ratio for the first year, with all fees and expenses assumed to have been accrued on a daily basis, reducing the NAV per Share of the relevant class. The Example assumes that the Expense Limitation Agreement is not renewed after May 2, 2025.

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s 2023 Annual Report. All Notes are contained in the Notes to the Financial Statements included in the 2023 Annual Report. To request the Fund’s 2023 Annual Report, please call 1-855-551-5510.
The table below sets forth financial data for one share of beneficial interest outstanding throughout each period presented.
Class A
	Year ended December 31, 2023(a)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Per share operating performance
Net asset value, beginning of year	$41.37	$41.77	$36.33	$29.96	$28.44
Change in net assets from operations:
Net investment loss	(0.64)	(0.8)	(0.88)	(0.90)	(0.88)
Net realized and unrealized gain on investments	(2.84)	0.98	9.54	7.98	2.40
Total change in net assets from operations	(3.48)	0.18	8.66	7.08	1.52
Distributions:
From net return of capital	—	—	—	(0.07)	—
From net realized gain on investments	—	(0.58)	(3.22)	(0.64)	—
Total distributions	—	(0.58)	(3.22)	(0.71)	—
Impact of NAV error	0.02	—	—	—	—
Net increase in net asset value	(3.46)	(0.4)	5.44	6.37	1.52
Net asset value, end of year	$37.91	$41.37(b)	$41.77	$36.33	$29.96
Total return(c)	(8.36)%(d)	0.42%	23.85%	23.69%	5.34%
Ratios and supplemental data
Net assets, end of year (in thousands)	$142,451	$178,577	$158,433	$103,984	$108,068
Ratio of net expenses to average net assets(e)	2.60%(f)(g)	2.51%(h)	2.51%(i)	2.50%	2.79%(j)
Ratio of gross expenses before reimbursement to average net assets	2.48%	2.41%	2.64%	2.97%	3.56%
Ratio of net investment loss to average net assets	(1.60)%	(1.89)%	(2.42)%	(2.48)%	(2.71)%
Portfolio turnover	2.23%	3.17%	26.20%	6.97%	14.76%

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015(k)	Year ended December 31, 2014*(k)
Per share operating performance
Net asset value, beginning of year	$26.85	$26.83	$25.48	$24.56	$20.00
Change in net assets from operations:
Net investment loss	(0.71)	(0.63)	(0.53)	(0.38)	(0.24)
Net realized and unrealized gain on investments	2.30	0.65	1.88	1.30	4.80
Total change in net assets from operations	1.59	0.02	1.35	0.92	4.56
Distributions:
From net return of capital	—	—	—	—	—
From net realized gain on investments	—	—	—	—	—
Total distributions	—	—	—	—	—
Impact of NAV error	—	—	—	—	—
Net increase in net asset value	1.59	0.02	1.35	0.92	4.56
Net asset value, end of year	$28.44	$26.85	$26.83	$25.48	$24.56
Total return(a)	5.92%	0.07%	5.30%	3.75%	22.80%(p)
Ratios and supplemental data
Net assets, end of year (in thousands)	$109,902	$101,248	$77,915	$67,580	$19,156
Ratio of net expenses to average net assets(e)	2.50%	2.50%	2.50%(k)	2.50%(m)	2.49%(n)
Ratio of gross expenses before reimbursement to average net assets	3.29%	3.69%	3.56%	4.47%	18.45%
Ratio of net investment loss to average net assets	(2.44)%	(2.52)%	(2.16)%	(2.01)%	(2.49)%
Portfolio turnover	24.75%	8.78%	7.78%	4.45%	2.40%(o)

*
The Fund’s inception date was March 25, 2014. Prior to March 25, 2014, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration and the sale of shares to the Fund’s former investment adviser.

**
The date of initial share purchase by the Investment Adviser was July 30, 2013.

(a)
Per share calculations are based on average shares outstanding throughout the period.

(b)
The NAV per share has been adjusted from the published NAV of $41.75 for post-closing adjustments.

(c)
The Fund’s total investment returns do not include a sales load.

(d)
A revision on the valuation of certain securities resulted in understated NAV. The impact of the NAV error on Total Return at NAV was 0.05%.

(e)
The ratio of net expenses includes recoupment of previously waived and/or reimbursed fees of $199,187 and $184,461, or 0.12% and 0.10%, for the fiscal years ended December 31, 2023 and December 31, 2022, respectively, and contractual waivers and expense reimbursements of $171,876, $492,357, $916,804, $887,579, and $1,120,912 or 0.12%, 0.47%, 0.78%, 0.79% and 1.19%, for the fiscal years ended December 31, 2021, 2020, 2019, 2018, and 2017 respectively.

(f)
During the fiscal year ended December 31, 2023, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $943 or 0.001%.

(g)
Effective May 1, 2023, the Investment Adviser contractually agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs, subject to certain exclusions, to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement to an annual rate of 2.65%, 2.40%, and 2.90% of the average daily net assets of the Fund attributable to Class A, Class I and Class L Shares, respectively. Prior to May 1, 2023, the expense limit for Class A shares was 2.50%.

(h)
During the fiscal year ended December 31, 2022, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $17,472 or 0.01%.

(i)
During the fiscal year ended December 31, 2021, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $17,584 or 0.01%.

(j)
During the fiscal year ended December 31, 2019, there were certain expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $336,193 or 0.29%.

(k)
Redemption fees consisted of per share amounts of less than $0.01. Redemption fees were discontinued in conjunction with the prospectus renewal effective April 30, 2015.

(l)
The ratio of net expenses are the result of $757,978 in contractual waivers and expense reimbursements representing (1.06)%.

(m)
The ratio of net expenses are the combined result of $993,070 in contractual waivers and expense reimbursements representing (1.97)%.

(n)
The ratio of net expenses are the combined result of $1,208,322 in contractual waivers and expense reimbursements representing (15.95)% and $575 in voluntary expense reimbursements representing (0.01)%.

(o)
Not annualized for periods less than one year.

Class L
	Year ended December 31, 2023(a)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Per share operating performance
Net asset value, beginning of period	$40.82	$41.33	$36.07	$29.83	$28.39
Change in net assets from operations:
Net investment loss	(0.74)	(1.12)	(0.82)	(0.67)	(0.58)
Net realized and unrealized gain on investments	(2.78)	1.19	9.30	7.62	2.02
Total change in net assets from operations	(3.52)	0.07	8.48	6.95	1.44
Distributions:
From net return of capital	—	—	—	(0.07)	—
From net realized gain on investments	—	(0.58)	(3.22)	(0.64)	—
Total distributions	—	(0.58)	(3.22)	(0.71)	—
Impact of NAV error	0.02	—	—	—	—
Net increase (decrease) in net asset value	(3.50)	(0.51)	5.26	6.24	1.44
Net asset value, end of period	$37.32	$40.82(b)	$41.33	$36.07	$29.83
Total return(c)	(8.57)%(d)	0.16%	23.52%	23.36%	5.07%
Ratios and supplemental data
Net assets, end of period (in thousands)	$3,505	$3,476	$3,780	$1,539	$810
Ratio of net expenses to average net assets(e)	2.85%(f)(g)	2.76%(h)	2.76%(i)	2.75%	3.04%(j)
Ratio of gross expenses before reimbursement to average net assets	2.73%	2.63%	2.84%	3.18%	3.86%
Ratio of net investment loss to average net assets	(1.86)%	(2.15)%	(2.66)%	(2.74)%	(2.97)%
Portfolio turnover	2.23%	3.17%	26.20%	6.97%	14.76%
Period ended December 31, 2018*
Per share operating performance
Net asset value, beginning of period	$28.37
Change in net assets from operations:
Net investment loss	(0.49)
Net realized and unrealized gain on investments	0.51
Total change in net assets from operations	0.02
Distributions:
From net return of capital	—
From net realized gain on investments	—
Total distributions	—
Impact of NAV error	—
Net increase in net asset value	0.02
Net asset value, end of period	$28.39
Total return	0.07%(k)

Period ended December 31, 2018*
Ratios and supplemental data
Net assets, end of period (in thousands)	$1
Ratio of net expenses to average net assets(d)	2.75%(c)(l)
Ratio of gross expenses before reimbursement to average net assets	3.60%(l)
Ratio of net investment loss to average net assets	(2.68)%(l)
Portfolio turnover	24.75%(k)

*
Reflects operations for the period from May 11, 2018 (inception date) to December 31, 2018.

(a)
Per share calculations are based on average shares outstanding throughout the period.

(b)
The NAV per share has been adjusted from the published NAV of $41.20 for post-closing adjustments.

(c)
The Fund’s total investment returns do not include a sales load.

(d)
A revision on the valuation of certain securities resulted in understated NAV. The impact of the NAV error on Total Return at NAV was 0.05%.

(e)
The ratio of net expenses includes recoupment of previously waived and/or reimbursed fees of $4,383 and $5,663, or 0.12% and 0.13%, for the fiscal years ended December 31, 2023 and December 31, 2022, respectively, and contractual waivers and expense reimbursements of $2,134, $4,514, and $4,364, or 0.08%, 0.43%, 0.82%, and 0.85% for the fiscal years ended December 31, 2021, 2020, and 2019, and the fiscal period ended December 31, 2018,respectively. Please see Note 4 in the Notes to the Financial Statements for additional information.

(f)
During the fiscal year ended December 31, 2023, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $20 or 0.001%.

(g)
Effective May 1, 2023, the Investment Adviser contractually agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs, subject to certain exclusions, to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement to an annual rate of 2.65%, 2.40%, and 2.90% of the average daily net assets of the Fund attributable to Class A, Class I and Class L Shares, respectively. Prior to May 1, 2023, the expense limit for Class L shares was 2.75%.

(h)
During the fiscal year ended December 31, 2022, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $428 or 0.01%.

(i)
During the fiscal year ended December 31, 2021, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $361 or 0.01%.

(j)
During the fiscal year ended December 31, 2019, there were certain expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $1,514 or 0.29%.

(k)
Not annualized for periods less than one year.

(l)
Annualized for period less than one year.

Class I
	Period ended December 31, 2023(a)	Period ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Per share operating performance
Net asset value, beginning of period	$41.94	$42.22	$36.61	$30.12	$28.51
Change in net assets from operations:
Net investment loss	(0.55)	(0.65)	(0.62)	(0.47)	(0.59)
Net realized and unrealized gain on investments	(2.89)	0.95	9.45	7.67	2.20
Total change in net assets from operations	(3.44)	0.30	8.83	7.20	1.61
Distributions:
From net return of capital	—	—	—	(0.07)	—
From net realized gain on investments	—	(0.58)	(3.22)	(0.64)	—
Total distributions	—	(0.58)	(3.22)	(0.71)	—
Impact of NAV error	0.02	—	—	—	—
Net increase in net asset value	(3.42)	(0.28)	5.61	6.49	1.61
Net asset value, end of period	$38.52	$41.94(b)	$42.22	$36.61	$30.12
Total return	8.15%(c)	0.70%	24.13%	23.97%	5.65%
Ratios and supplemental data
Net assets, end of period (in thousands)	$730,108	$807,234	$566,272	$197,921	$82,992
Ratio of net expenses to average net assets(d)	2.35(e)(f)	2.26(g)	2.26%(h)	2.25%	2.54%(i)
Ratio of gross expenses before reimbursement to average net assets	2.42%	2.34%	2.50%	2.75%	3.36%
Ratio of net investment loss to average net assets	(1.36)%	(1.62)%	(2.15)%	(2.24)%	(2.46)%
Portfolio turnover	2.23%	3.17%	26.20%	6.97%	14.76%
	Year ended December 31, 2018	Period ended December 31, 2017*
Per share operating performance
Net asset value, beginning of period	$26.85	$26.37
Change in net assets from operations:
Net investment loss	(0.20)	(0.01)
Net realized and unrealized gain on investments	1.86	0.49
Total change in net assets from operations	1.66	0.48
Distributions:
From net return of capital	—	—
From net realized gain on investments	—	—
Total distributions	—	—
Impact of NAV error	—	—
Net increase in net asset value	1.66	0.48
Net asset value, end of period	$28.51	$26.85

	Year ended December 31, 2018	Period ended December 31, 2017*
Total return	6.18%	1.82%(j)
Ratios and supplemental data
Net assets, end of period (in thousands)	$33,945	$1,115
Ratio of net expenses to average net assets(d)	2.25%	2.25%(k)
Ratio of gross expenses before reimbursement to average net assets	3.10%	3.50%(k)
Ratio of net investment loss to average net assets	(2.17)%	(2.25)%(k)
Portfolio turnover	24.75%	8.78%(j)

*
Reflects operations for the period from November 17, 2017 (inception date) to December 31, 2017.

(a)
Per share calculations are based on average shares outstanding throughout the period.

(b)
The NAV per share has been adjusted from the published NAV of $42.32 for post-closing adjustments.

(c)
A revision on the valuation of certain securities resulted in understated NAV. The impact of the NAV error on Total Return at NAV was 0.05%.

(d)
The ratio of net expenses includes contractual waivers and expense reimbursements of $594,159, $631,951, $899,197, $567,388, $546,174, $94,654 and $109 or 0.07%, 0.08%, 0.23%, 0.50%, 0.82%, 0.85%, and 1.25% for the fiscal years ended December 31, 2023, 2022, 2021, 2020, 2019, 2018 and 2017 respectively. Please see Note 4 in the Notes to the Financial Statements for additional information.

(e)
During the fiscal year ended December 31, 2023, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $4,444 or 0.001%.

(f)
Effective May 1, 2023, the Investment Adviser contractually agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs, subject to certain exclusions, to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement to an annual rate of 2.65%, 2.40%, and 2.90% of the average daily net assets of the Fund attributable to Class A, Class I and Class L Shares, respectively. Prior to May 1, 2023, the expense limit for Class I shares was 2.25%.

(g)
During the fiscal year ended December 31, 2022, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $74,334 or 0.01%.

(h)
During the fiscal year ended December 31, 2021, there were legal expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $48,772 or 0.01%.

(i)
During the fiscal year ended December 31, 2019, there were certain expenses incurred by the Fund that were distinguishable in their characterization as being unusual in nature as well as not expected to be recurring in future periods. The exclusion of these extraordinary expenses from the Fund’s expense limitation agreement caused the expense ratio to exceed the contractual expense limit by $189,435 or 0.29%.

(j)
Not annualized for periods less than one year.

(k)
Annualized for period less than one year.

USE OF PROCEEDS
Net proceeds of the Fund’s continuous offering, after payment of any sales loads, will be invested in accordance with the Fund’s investment objective and principal strategies within three months after receipt thereof; however, the Fund may be delayed up to an additional three months depending on the Investment Adviser’s ability to identify and acquire the securities of Portfolio Companies. Pending the investment of the proceeds of the continuous offering pursuant to the Fund’s investment policies, a portion of such proceeds not invested in accordance with the Fund’s investment objective may be invested by the Fund in short-term, high-quality debt securities, money market funds or other cash equivalents, and any cash balance will be held by the Fund’s Custodian. Any cash balance in such account, including any interest earned, will be held by the Custodian to be invested pursuant to the Fund’s investment policies. Such custodial accounts shall be the property of the Fund and held for the benefit of all Shareholders of the Fund, and any interest accrued in such custodial account will be for the benefit of all Shareholders and not any particular Shareholder. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash with the Custodian to meet operational needs (including liquidity reserves necessary to comply with the 1940 Act provisions regarding interval funds and periodic repurchase offers) or during any period in which the Investment Adviser determines, in its sole discretion, that investment of the Fund’s assets in Portfolio Companies is not in the best interests of the Fund.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company that operates as an “interval fund”, and which invests substantially all of its investable assets in Portfolio Companies. The Fund was established as a limited liability company under the laws of the State of Delaware on August 20, 2012 and converted into a Delaware statutory trust on March 22, 2013. The Fund’s office is located at 88 Pine Street, Suite 3101, New York, NY 10005. The Fund’s Prospectus is available upon request and without charge on the Fund’s website (www.privatesharesfund.com) or by writing to the Investment Adviser at 88 Pine Street, Suite 3101, New York, NY 10005. The telephone number of the Fund is 1-855-551-5510.
INVESTMENT OBJECTIVE, STRATEGIES, METHODOLOGY AND POLICIES
The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by primarily investing, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating growth companies.
The Fund primarily invests in late-stage operating businesses and does so primarily by directly investing in such Portfolio Companies. Additionally, in order to increase its access to Portfolio Companies, the Fund may also invest in (i) SPVs and similar investment structures, (ii) Private Funds to gain diversified exposure to Portfolio Companies or to obtain co-investment opportunities from Private Fund managers, and (iii) PIPE transactions where the issuer is a SPAC, in each case in accordance with policies approved by the Board. Before uninvested cash is invested in Portfolio Companies or while uninvested cash is maintained in expectation of quarterly repurchases of Fund Shares, the Fund may also invest this cash in exchange-traded funds that are consistent with the Fund’s investment objective so that the Fund can maintain investment exposure to the equity of technology-related businesses. The Investment Adviser’s primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities, or (ii) sell such securities prior to the occurrence of a liquidity event. The late-stage Portfolio Companies in which the Fund invests are generally expected to have a liquidity event within two to five years of such securities purchase by the Fund, and the Investment Adviser takes the expected timing of any such event into consideration when it is making investment decisions on behalf of the Fund. The Fund may invest up to 5% of its total assets in affiliated, registered investment companies to obtain exposure to private, early stage, emerging growth companies.

As discussed above, the Fund invests primarily in equity securities of Portfolio Companies, which consist of shares of either common or a series of preferred stock of such company or convertible debt issued by such company which is convertible into shares of common or a series of preferred stock of such company (and references to “equity securities” throughout this Prospectus includes such equity-linked convertible notes). The Fund may also invest in SPVs and similar investment structures, as well as in Private Funds to gain diversified exposure to Portfolio Companies or to obtain co-investment opportunities from Private Fund managers. The SPVs in which the Fund expects to invest are vehicles that provide access to equity securities issued by a single Portfolio Company. SPVs are typically organized by the sellers of such securities and often charge a performance fee and administrative and other management fees. The Fund will invest in Private Funds and SPVs that it expects will generally be organized as limited liability companies or limited partnerships. The Fund will not invest in funds that rely on exclusions from the 1940 Act other than the exclusions under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund shall not invest more than 15% of its total assets in Private Funds and/or SPVs that rely on the exclusion from the definition of an investment company under Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund may also acquire shares of growth companies through PIPE transactions where the issuer is a SPAC. A SPAC is a publicly traded company with no commercial operations that raises investment capital via an IPO for the purpose of identifying and acquiring one or more operating businesses or assets. The Fund may also use Profit-Sharing Agreements when obtaining equity securities of Portfolio Companies.
The Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies (i.e., companies organized in the United States), but it is not prohibited from investing in Portfolio Companies organized in foreign jurisdictions, including those organized in emerging market countries. The Fund defines emerging market countries to mean countries included in the MSCI Emerging Markets Index. The Fund seeks to invest in the securities of Portfolio Companies that the Fund reasonably believes it can readily fair value. We expect that our holdings of equity securities may require several years to appreciate in value, and we can offer no assurance that such appreciation will occur. Due to the illiquid nature of most of our investments and transfer restrictions that equity securities are typically subject to, we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares or regain compliance with the Fund’s 80% Policy), or at all. The equity securities in which we invest will often be subject to drag-along rights, which permit a majority stockholder in the company to force minority stockholders to join a company sale (which may be at a price per share lower than our cost basis). In addition, we will often be subject to lock-up provisions that prohibit us from selling our equity investments into the public market for specified periods of time after IPOs of the Portfolio Company, typically 180 days. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an IPO. For a complete discussion of the risks involved with our investments, please read the section entitled “Risk Factors”.
Each investment of the Fund is subject to the Investment Adviser’s review. The criteria described above, together with the availability of the securities and their applicability for inclusion in the Fund’s portfolio, taking into account the Fund’s overall portfolio composition and other salient investment factors, will guide the Investment Adviser’s decision to purchase a security on behalf of the Fund.
The Fund does not anticipate needing to sell a Portfolio Company’s securities prior to the occurrence of a liquidity event (i.e., IPO, merger or acquisition transaction) with respect to such Portfolio Company.
The Fund generally invests in Portfolio Companies through secondary purchases and exchanges from selling shareholders of such companies, but under certain circumstances may, in the discretion of the Investment Adviser, purchase securities of such Portfolio Companies directly from such companies including through SAFE agreements. SAFEs represent a contractual right to future equity of a company, in exchange for which the holder of the SAFE contributes capital to the company. SAFEs enable investors to convert their investment to equity upon the occurrence of triggering events set forth in the applicable SAFE. The Fund will not accept any securities of Portfolio Companies through either secondary purchases or exchanges during any “restricted period” under the SEC’s Regulation M if either (1) the Fund or any affiliate thereof is a “selling security holder” in a “distribution” of such securities or (2) the Fund or any affiliate thereof is a “distribution participant” in a “distribution” of such securities (as such terms are defined under Regulation M). The potential exchange by the Fund of Fund Shares for private company shares of a prospective investor will be made only to the extent that the Fund is able to do so in accordance with Regulation M.

In reviewing potential investments for the Fund, the Investment Adviser utilizes, among other publicly available sources, the information and research available on premium databases and regulatory filings of issuers. The Investment Adviser, wherever possible, interfaces with the management of companies targeted for investment and reviews their past and expected financial performance.
The Investment Adviser connects with sellers of shares through alternative trading systems and other secondary private markets, among other channels. The Investment Adviser may also acquire shares of targeted companies on attractive terms through the Fund’s exchange mechanism, whereby holders of such shares can exchange them directly with the Fund for Shares in the Fund at the end of each fiscal quarter. The Investment Adviser will not receive any fee, payment, commission, or other financial incentive of any type in connection with the exchange by an investor of Portfolio Company shares for Fund Shares. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges, and Share exchanges are not subject to sales loads.
To the extent any affiliate of the Investment Adviser or the Fund (“Affiliated Broker”) receives any fee, payment, commission, or other financial incentive of any type (“Broker Fees”) in connection with the purchase and sale of securities by the Fund, such Broker Fees will be subject to policies and procedures adopted by the Board of Trustees pursuant to Section 17(e) and Rule 17e-1 of the 1940 Act. These policies and procedures include quarterly review by the Board of Trustees of any such payments. Among other things, Section 17(e) and those procedures provide that, when acting as broker for the Fund in connection with the purchase or sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (1) if the transaction is effected on a securities exchange, the compensation may not exceed the “usual and customary broker’s commission” (as defined in Rule 17e-1 under the 1940 Act); (2) in the case of the purchase of securities by the Fund in connection with a secondary distribution, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for transactions otherwise effected cannot exceed 1% of the purchase or sale price. Rule 17e-1 defines a “usual and customary broker’s commission” as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. Notwithstanding the foregoing, no Affiliated Broker will receive any undisclosed fees from the Fund in connection with any transaction involving the Fund and such Affiliated Broker, and to the extent any transactions involving the Fund are effected by an Affiliated Broker, such Affiliated Broker’s Broker Fees for such transactions shall be limited in accordance with Section 17(e)(2) of the 1940 Act and the Fund’s policies and procedures concerning Affiliated Brokers.
The Fund intends and expects to hold less than 5% of the outstanding voting securities of any particular Portfolio Company, but to the extent it holds 5% or more of the outstanding voting securities of a particular Portfolio Company, the Fund will comply in all respects with the limitations on affiliate transactions contained in Section 17 of the 1940 Act, and the rules promulgated thereunder. In addition, the Fund has implemented certain written policies and procedures to ensure that the Fund does not engage in any prohibited transactions with affiliates.
The Fund’s ability to implement this investment strategy is subject to the ability of the Fund’s Investment Adviser to identify and acquire the securities of Portfolio Companies on acceptable terms.
The Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% (the “80% Policy”) of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private, operating growth companies. For the purposes of the 80% Policy, a private company is one that, at the time of the Fund’s investment in such company does not have a class of securities listed on an exchange, as that term is defined under the Securities Exchange Act of 1934, as amended. Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy only during the term of any post-IPO or other comparable lockup if such issuer ceases to be a private company. The Fund will notify investors of any proposed change to the New 80% Policy at least 60 days in advance of such change in accordance with the 1940 Act. The Fund will monitor its portfolio to ensure compliance with the 80% Policy. The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

The Fund has a Fundamental Concentration Policy that it will not make an investment if such investment would result in 25% or more of the Fund’s total assets being invested in companies in any one particular “industry or group of industries”, as that phrase is used in the 1940 Act, and as interpreted, modified or otherwise permitted by a regulatory authority having jurisdiction, from time to time. The Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields, and the Fund expects that most of the Portfolio Companies may (i) be in either internet-, mobile-, social media-, or other technology-related fields, or (ii) utilize developing technology in providing their products and services. The Fund may also have significant holdings in cash and cash equivalents, generally at least 5%.
There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. Subject to the provisions of the 1940 Act, the Fund’s investment strategies may be changed by the Board of Trustees without the vote of the Fund’s shareholders. Notice will be provided to Shareholders of the Fund prior to any such change in accordance with the 1940 Act.
Cash or Similar Investments and Temporary Strategies of the Fund.   At the Investment Adviser’s discretion, the Fund may, instead of investing in Portfolio Companies, invest its available cash in high-quality, short- term debt securities, money market instruments and money market funds for (i) temporary defensive purposes in response to adverse market, economic or political conditions and (ii) retaining flexibility in meeting repurchase requests, paying expenses, and identifying and assessing investment opportunities. These short-term debt securities and money market instruments include cash, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities, discount notes and repurchase agreements. To the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund will bear its pro rata portion of such money market funds’ management fees and operational expenses. When investing for temporary defensive purposes, there is no specific limit in the amount of the Fund’s total assets in which the Investment Adviser may invest in such instruments. Taking a temporary defensive position may result in the Fund not achieving its investment objective.
The Fund May Change Its Investment Strategies, Policies, Restrictions, and Techniques
Except as otherwise indicated and subject to the provisions of the 1940 Act, the Fund may change any of its policies, restrictions, strategies, and techniques if the Board of Trustees believes doing so is in the best interests of the Fund and the Shareholders; provided that the investment objective of achieving capital appreciation is a fundamental policy of the Fund, and therefore may not be changed without a Shareholder as described below.
The Fund’s stated fundamental policies may not be changed without a vote of a majority of the outstanding Shares, which means the lesser of: (i) 67% of the Shares present at a meeting at which holders of more than 50% of the outstanding Shares are present in person or by proxy; or (ii) more than 50% of the outstanding Shares. Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.
Illiquid Securities.   The Fund invests in illiquid securities, including restricted securities (i.e., securities not readily marketable without registration under the Securities Act) and other securities that are not readily marketable. These can include restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A of the Securities Act. There is no limit to the percentage of the Fund’s net assets that may be invested in illiquid securities. The Board of Trustees or its delegate may determine that securities issued pursuant to Rule 144A under the Securities Act are marketable under procedures approved by the Board of Trustees.

RISK FACTORS
Prospective investors should consider the following factors in determining whether an investment in the Fund is suitable for them. However, the following section does not set forth all risks applicable to the Fund and prospective investors should read this entire Prospectus prior to investing in the Fund. The following discussion of risk factors does not purport to be an exhaustive list or a complete explanation of all of the risks involved in an investment in the Fund. An investment in the Fund should only be made after consultation with independent qualified sources of investment and tax advice.
Risks Related To Our Investments
Our investments in Portfolio Companies may be extremely risky and we could lose all or part of our investments.
Investment in Portfolio Companies involves a number of significant risks, including:
•
these Portfolio Companies may have limited financial resources and may be unable to meet their obligations with their existing working capital, which may lead to equity financings, possibly at discounted valuations, in which our holdings could be substantially diluted if we do not or cannot participate, bankruptcy or liquidation and the reduction or loss of our investment;

•
these Portfolio Companies typically have limited operating histories, less established and comprehensive product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions and consumer sentiment in respect of their products or services, as well as general economic downturns;

•
because Portfolio Companies are privately owned, there is usually little publicly available information about these businesses; therefore, although the Investment Adviser and its agents perform due diligence on these Portfolio Companies, their operations and their prospects, including review of independent research reports and market valuations of securities of such companies on alternative trading systems and other private secondary markets, the Investment Adviser may not be able to obtain all of the material information that would be generally available for public company investments, including financial or other information regarding the Portfolio Companies in which we invest. Furthermore, there can be no assurance that the information that we do obtain with respect to any investment is reliable. The Fund will invest in Portfolio Companies for which current, up-to-date financial information is not available if the Investment Adviser determines, based on the results of its due diligence review, that such investment is in the best interests of the Fund and its Shareholders;

•
Portfolio Companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a Portfolio Company and, in turn, on us; and

•
Portfolio Companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

We may not realize gains from our investments, may be compelled to liquidate our investments at a loss as a result of actions of majority shareholders and, because certain of our Portfolio Companies may incur substantial debt to finance their operations, we may experience a complete loss on our investment in the event of a bankruptcy or liquidation of any of our Portfolio Companies.
We invest principally in the equity securities (common and/or preferred stock, or equity-linked securities convertible into such equity securities) of operating private companies. However, the securities we acquire may not appreciate in value and, in fact, may decline in value. In addition, the private company securities we acquire (or into which they are convertible) are often subject to drag-along rights. Drag-along rights are rights granted to a majority stockholder in a particular company that enables such shareholder to force minority stockholders to join in the sale of a company on the same price, terms, and conditions as any other seller in the sale. Such drag-along rights could permit other stockholders, under certain circumstances, to force us to liquidate our position in a Portfolio Company at a specified price, which could be, in our opinion, inadequate or undesirable or even below our cost basis. In this event, we could realize a loss or fail to realize gain in an amount that we deem appropriate on our investment. Further, capital market volatility and the overall market environment may preclude our Portfolio Companies from realizing liquidity events and impede our exit from these investments. Our Portfolio Companies may make business decisions to forego or delay potential liquidity events, such as an initial public offering, which could delay our realization of value. Accordingly, we may not be able to realize gains from our investments, and any gains that we do realize on the disposition of any investments may not be sufficient to offset any other losses we experience. We will generally have little, if any, control over the timing of any gains we may realize from our investments. In addition, the Portfolio Companies in which we invest may have substantial debt loads. In such cases, we would typically be last in line behind any creditors in a bankruptcy or liquidation, and would likely experience a complete loss on our investment.
The Fund may enter into SAFE agreements with Portfolio Companies, which give the Fund certain rights for future equity in such Portfolio Companies similar to a warrant, except without determining a specific price per share at the time of the initial investment. The Fund’s ability to receive Portfolio Company equity under a SAFE is contingent upon the occurrence of triggering events set forth in the applicable SAFE, such as a priced round of investment or liquidation event, which may never materialize. In addition, SAFE terms may vary from agreement to agreement, and may provide a right to the Portfolio Company to repurchase the Fund’s future right to equity before a triggering event occurs. There is no guarantee that the Fund will receive favorable terms when entering into a SAFE or that the Fund will recover its investment in a Portfolio Company made under such agreement.
Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the fair market value of our investments, which could adversely affect the determination of the Fund’s net asset value.
Our portfolio investments are generally not in publicly traded securities (unless one of our Portfolio Companies goes public and then only to the extent we have not yet liquidated our securities holdings therein). Under the 1940 Act, for our investments for which there are no readily available market quotations, including securities available on alternative trading systems and other private secondary markets, we value such securities at fair value daily as determined in good faith by our Investment Adviser under consistently applied policies and procedures approved by the Board of Trustees in accordance with generally accepted accounting principles (“GAAP”). In connection with that determination, the Investment Adviser as the Valuation Designee prepares Portfolio Company valuations using the most recent Portfolio Company financial statements and forecasts, if available. The Investment Adviser may utilize the services of an independent valuation firm, which, if engaged, may prepare or review valuations for all or some of our portfolio investments that are not publicly traded or for which we do not have readily available market quotations. The types of factors that the Investment Adviser will take into account in providing its fair value determination with respect to such Portfolio Company valuation will include, as relevant and, to the extent available, the Portfolio Company’s earnings, the markets in which the Portfolio Company does business, comparison to valuations of publicly traded companies in the Portfolio Company’s industry, comparisons to recent sales of comparable companies, the discounted value of the cash flows of the Portfolio Company and other relevant factors. It is difficult to obtain financial and other information with respect to private companies, and even where we are able to obtain such information, there can be no assurance that it is complete or accurate. Because such valuations are inherently uncertain and may be based on estimates, our determinations of fair market value may differ materially from the values that would be assessed if a readily available market for these securities existed. Due to this uncertainty, our fair market value determinations with respect to any non-publicly traded Portfolio Company investment we hold may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. As a result, investors purchasing our Shares based on an overstated NAV would pay a higher price than the value of our investments might warrant. Conversely, investors redeeming Shares during a period in which the NAV understates the value of our investments will receive a lower price for their Shares than the value of our investments might warrant.
The lack of liquidity in, and potentially extended holding period of, many of our investments may adversely affect our business, and will delay any distributions of any gains.
The Fund’s investments are generally in non-publicly traded securities (unless one of the Portfolio Companies goes public and then only to the extent the Fund has not yet liquidated our securities holdings therein).

Although the Investment Adviser expects that most of the Fund’s equity investments will trade on private secondary marketplaces, certain of the securities held may be subject to legal and other restrictions on resale or may otherwise be less liquid than publicly traded securities. In addition, while some Portfolio Companies may trade on private secondary marketplaces, the Fund can provide no assurance that such a trading market will continue or remain active, or that we will be able to sell our position in any Portfolio Company at the time we desire to do so and at the price we anticipate. The illiquidity of our investments, including those that are traded on private secondary marketplaces, may make it difficult for us to sell such investments if the need arises (e.g., to fund quarterly repurchases of Shares or regain compliance with the Fund’s 80% Policy). Also, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the carrying value of our investments. Other than the liquidity reserve required for repurchases of shares proscribed in Rule 23c- 3(b)(10)(i) of the 1940 Act, we have no limitation on the portion of our portfolio that may be invested in illiquid securities, and a substantial portion or all of our portfolio may be invested in such illiquid securities from time to time.
In addition, because we deploy our capital to invest primarily in equity securities of private companies (or equity-linked securities convertible into such equity securities), we do not expect realization events, if any, to occur in the near term with respect to the majority of our Portfolio Companies. We expect that our holdings of securities may require several years to appreciate in value, and we can offer no assurance that such appreciation will occur. Even if such appreciation does occur, it is likely that purchasers of our Shares could wait for an extended period of time before any appreciation or sale of our investments, and any attendant distributions of gains, may be realized.
Our portfolio may be focused on a limited number of Portfolio Companies, subject to our Fundamental Concentration Policy and requirements as a diversified investment company, which will subject us to a risk of significant loss if the business or market position of these companies deteriorates or their particular industries experience a market downturn.
To the extent we limit our number of investments, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Subject to our RIC asset diversification requirements, our requirements as a diversified investment company and our Fundamental Concentration Policy (which prohibits the Fund from investing 25% or more of its total assets in a particular industry or group of industries), our investments could be focused on relatively few issuers. As a result, a downturn in any particular industry in which a significant number of our Portfolio Companies operate could materially adversely affect us.
Technology-focused companies in which we invest are subject to many risks, including volatility, intense competition, decreasing life cycles, product obsolescence, changing consumer preferences and periodic downturns.
Given the experience of our Investment Adviser’s senior investment professionals within the technology space, we expect that a number of the Portfolio Companies in which we invest will be technology-focused companies. The revenues, income (or losses) and valuations of technology-related companies can and often do fluctuate suddenly and dramatically. In addition, because of rapid technological change, the average selling prices of products and some services provided by technology-focused companies have historically decreased over their productive lives. As a result, the average selling prices of products and services offered by our Portfolio Companies that are technology-focused companies may decrease over time, which could adversely affect their operating results and, correspondingly, the value of any equity securities that we may hold. This could, in turn, materially adversely affect our business, financial condition and results of operations.
Because we will generally not hold controlling equity interests in our Portfolio Companies, we will likely not be in a position to exercise control over our Portfolio Companies or to prevent decisions by substantial shareholders or management of our Portfolio Companies that could decrease the value of our investments.
We have not, do not intend to, nor do we anticipate that we will, take controlling equity positions in our Portfolio Companies. As a result, we will be subject to the risk that a Portfolio Company may make business decisions with which we disagree, and the stockholders and management of a Portfolio Company may take risks or otherwise act in ways that are adverse to our interests. In addition, other shareholders, such as venture capital and private equity sponsors, that have substantial investments in our Portfolio Companies may have interests that differ from that of the Portfolio Company or its minority shareholders, which may lead them to take actions that could materially and adversely affect the value of our investment in the Portfolio Company. Due to the lack of liquidity for the equity investments that we will typically hold in our Portfolio Companies, we may not be able to dispose of our investments in the event we disagree with the actions of a Portfolio Company or its substantial shareholders, and may therefore suffer a decrease in the value of our investments.
Investments in foreign companies may involve significant risks in addition to the risks inherent in U.S. investments.
While we intend to invest primarily in U.S. companies, we may invest on an opportunistic basis in certain non-U.S. companies, including those located in emerging markets, that otherwise meet our investment criteria. Investing in foreign companies, and particularly those in emerging markets, may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, nationalization of companies by foreign governments, imposition of foreign taxes (including withholding taxes) at potentially confiscatory levels, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing our rights as equity holders in foreign jurisdictions. In addition, to the extent we invest in non-U.S. companies, we may face greater exposure to foreign economic developments.
International trade tensions may arise from time to time which could result in trade tariffs, embargos or other restrictions or limitations on trade. The imposition of any actions on trade could trigger a significant reduction in international trade, an oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies or industries which could have a negative impact on the Fund’s performance. Events such as these are difficult to predict and may or may not occur in the future.
In addition, the Fund’s investments in foreign companies may be subject to economic sanctions or other government restrictions. The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is difficult to ascertain. These types of measures may include, but are not limited to, banning a sanctioned country or certain persons or entities associated with such country from global payment systems that facilitate cross-border payments, restricting the settlement of securities transactions by certain investors, and freezing the assets of particular countries, entities or persons. The imposition of sanctions and other similar measures could, among other things, result in a decline in the value and/or liquidity of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country, downgrades in the credit ratings of the sanctioned country’s securities or those of companies located in or economically tied to the sanctioned country, currency devaluation or volatility, and increased market volatility and disruption in the sanctioned country and throughout the world. Sanctions and other similar measures could directly or indirectly limit or prevent the Fund from buying and selling securities (in the sanctioned country and other markets), significantly delay or prevent the settlement of securities transactions, and adversely impact the Fund’s liquidity and performance.
Although we expect that most of our investments will be U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.
Exchanges of shares in Portfolio Companies for Shares of the Fund may create investment and economic challenges for the Fund.
When an owner of shares of a Portfolio Company exchanges their shares for Shares of the Fund, it is possible that such owner, if they are actively involved in the Portfolio Company, will have more information about that company than the Investment Adviser. In valuing such shares for purposes of the exchange, the Investment Adviser will analyze all information available about the company, including data concerning any secondary trading activity in shares of the company, but there can be no assurance that the Investment Adviser will have access to all information that might have a bearing on the appropriate value of the shares for purposes of the exchange.
Adverse market conditions may have a material adverse impact on the Fund’s Portfolio Companies and the Fund’s returns.
The value of, and the income generated by, the securities in which the Fund invests may decline, sometimes rapidly or unpredictably, due to factors affecting certain issuers, particular industries or sectors or the overall markets, such as inflation (or expectations for inflation), deflation (or expectations for deflation), interest rates changes, global demand for particular products or resources, market instability, debt crises and downgrades, embargoes, tariffs, sanctions and other trade barriers, regulatory events, other governmental trade or market control programs and related geopolitical events. In addition, the value of the Fund’s investments may be negatively affected by the occurrence of global events such as war, terrorism, environmental disasters, natural disasters or events, exchange trading suspensions and closures, infectious disease outbreaks or pandemics. Rapid or unexpected changes in market conditions could cause the Fund to liquidate its holdings at inopportune times or at a loss or depressed value. The value of a particular holding may decrease due to developments related to that issuer, but also due to general market conditions, including real or perceived economic developments such as changes in interest rates, credit quality, inflation or currency rates, or generally adverse investor sentiment. The value of a holding may also decline due to factors that negatively affect a particular industry or sector, such as labor shortages, increased production costs or competitive conditions.
Governmental and quasi-governmental authorities may take a number of actions designed to support local and global economies and the financial markets in response to economic disruptions. Such actions may include a variety of significant fiscal and monetary policy changes, including, for example, direct capital infusions into companies, new monetary programs and significantly lower interest rates. These actions may result in significant expansion of public debt and may result in greater market risk. Additionally, an unexpected or quick reversal of these policies, or the ineffectiveness of these policies, could negatively impact overall investor sentiment and further increase volatility in securities markets.
Political, social and economic uncertainty risks could have a material adverse effect on the Fund.
Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) that occur from time to time will create uncertainty and may have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which the Fund and the issuers in which it invests are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the United States. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat.
Uncertainty can result in or coincide with: increased volatility in the global financial markets, including those related to equity and debt securities, loans, credit, derivatives and currency; a decrease in the reliability of market prices and difficulty in valuing assets; greater fluctuations in currency exchange rates; increased risk of default (by both government and private issuers); further social, economic, and political instability; nationalization of private enterprises; greater governmental involvement in the economy or in social factors that impact the economy; greater, less or different governmental regulation and supervision of the securities markets and market participants and increased, decreased or different processes for and approaches to monitoring markets and enforcing rules and regulations by governments or self-regulatory organizations; limited, or limitations on the, activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; inability to purchase and sell assets or otherwise settle transactions (i.e., a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high, rates of inflation, which can last many years and have substantial negative effects on markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.

Recent examples of the above include conflict, loss of life and disaster connected to ongoing armed conflict between Russia and Ukraine in Europe and Hamas and Israel in the Middle East. Russia’s invasion of Ukraine in February  2022, the resulting responses by the United States and other countries, and the potential for wider conflict, have increased and may continue to increase volatility and uncertainty in financial markets worldwide. The United States and other countries have imposed broad-ranging economic sanctions on Russia and Russian entities and individuals, and may impose additional sanctions, including on other countries that provide military or economic support to Russia. These sanctions, among other things, restrict companies from doing business with Russia and Russian issuers, and may adversely affect companies with economic or financial exposure to Russia and Russian issuers. The extent and duration of Russia’s military actions and the repercussions of such actions are not known. The invasion may widen beyond Ukraine and may escalate, including through retaliatory actions and cyberattacks by Russia and even other countries. Additionally, the ongoing armed conflict between Israel and Hamas and other militant groups in the Middle East and related events may cause significant market disruptions and volatility. These events may adversely affect regional and global economies including those of Europe and the United States. Certain industries and markets, such as those involving oil, natural gas and other commodities, as well as global supply chains, may be particularly adversely affected. Whether or not the Fund invests in securities of issuers located in Russia, Ukraine, Israel and adjacent countries or with significant exposure to issuers in these countries, these events could negatively affect the value and liquidity of the Fund’s investments.
U.S. and global markets recently have experienced increased volatility, including as a result of the recent failures of certain U.S. and non-U.S. banks, which could be harmful to the Fund and companies in which it invests. For example, if a bank in which the Fund or company has an account fails, any cash or other assets in bank accounts may be temporarily inaccessible or permanently lost by the Fund or company. If a bank that provides a subscription line credit facility, asset-based facility, other credit facility and/or other services to a company fails, the company could be unable to draw funds under its credit facilities or obtain replacement credit facilities or other services from other lending institutions with similar terms. Even if banks used by companies in which the Fund invests remain solvent, continued volatility in the banking sector could cause or intensify an economic recession, increase the costs of banking services or result in the companies being unable to obtain or refinance indebtedness at all or on as favorable terms as could otherwise have been obtained. Conditions in the banking sector are evolving, and the scope of any potential impacts to the Fund and companies, both from market conditions and also potential legislative or regulatory responses, are uncertain. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and companies in which it invests.
Although it is impossible to predict the precise nature and consequences of these events, or of any political or policy decisions and regulatory changes occasioned by emerging events or uncertainty on applicable laws or regulations that impact the Fund’s investments, it is clear that these types of events will impact the Fund and the issuers in which it invests. The issuers in which the Fund invests could be significantly impacted by emerging events and uncertainty of this type and the Fund will be negatively impacted if the value of its portfolio holdings decrease as a result of such events and the uncertainty they cause. There can be no assurance that emerging events will not cause the Fund to suffer a loss of any or all of its investments or interest thereon. The Fund will also be negatively affected if the operations and effectiveness of the Investment Adviser, its affiliates, the issuers in which the Fund invests or their key service providers are compromised or if necessary or beneficial systems and processes are disrupted.
A cyber-attack could have a material adverse effect on the Fund.
Like other business enterprises, the use of the Internet and other electronic media and technology exposes the Fund and its service providers to potential operational and information security risks from cyber-security incidents, including cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release or misuse of confidential information or various other forms of cyber security breaches. Cyber-attacks affecting the Fund or the Investment Adviser, custodian, transfer agent, intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber-attacks may interfere with the processing of shareholder transactions, impact the Fund’s ability to calculate its net asset value, cause the release of private shareholder information or confidential (including proprietary) company information, impede trading, subject the Fund to regulatory fines or financial losses, cause reputational damage and/or otherwise disrupt normal business operations. The Fund may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for trading counterparties and issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such portfolio companies to lose value. The Investment Adviser has established business continuity plans and risk management systems reasonably designed to seek to reduce the risks associated with cyber-attacks, but there is no guarantee the Investment Adviser’s efforts will succeed either entirely or partially because, among other reasons: the nature of malicious cyber-attacks is becoming increasingly sophisticated; the Investment Adviser cannot control the cyber-security systems of issuers or third-party service providers; and there are inherent limitations to risk management plans and systems, including that certain current risks may not have been identified and additional unknown threats may emerge in the future. There is also a risk that cybersecurity breaches may not be detected.
Investments in Private Funds may involve significant risks.
The Fund’s investments in Private Funds subject it to the risks associated with direct ownership of the securities in which the underlying funds invest. Private Funds are also subject to operational risks, such as the Private Fund manager’s ability to maintain operations, including back office functions, property management, accounting, administration, risk management, valuation services and reporting. The Fund may be required to indemnify certain of the Private Funds and/or their services providers from liability, damages, costs or expenses. In addition, the Fund, as a holder of securities issued by the Private Funds, will bear its pro rata portion of such Private Fund’s expenses. These acquired fund fee expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to investors.
Private Funds are not registered as investment companies under the 1940 Act and, therefore, the Fund will not be afforded the protections of the 1940 Act with respect to its Private Fund investments. For example, Private Funds may employ higher and/or more complex fee structures, may not require shareholder approval of advisory contracts, employ leverage higher than other investment vehicles such as a mutual fund, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC.
Although the Investment Adviser will evaluate each Private Fund and its manager to determine whether its investment programs are consistent with the Fund’s investment objective and whether the investment performance is satisfactory, the Investment Adviser will not have any control over the investments made by a Private Fund. In addition, the Fund’s investments in Private Funds may be subject to investment lock-up periods, during which the Fund may not be able to withdraw its investment. Even if the Fund’s investment in a Private Fund is not subject to lock-up, it will take a significant amount of time to redeem or otherwise liquidate such a position. Such withdrawal limitations may also restrict the Investment Adviser’s ability to reallocate or terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes.
For information about the value of the Fund’s investment in Private Funds, the Investment Adviser will be dependent on information provided by the Private Funds, including unaudited financial statements, which if inaccurate could adversely affect the Investment Adviser’s ability to accurately value the Fund’s Shares and to manage the Fund’s investment portfolio in accordance with its investment objective. Moreover, the Investment Adviser’s due diligence efforts may not necessarily detect fraud, malfeasance, inadequate back office systems or other flaws or problems with respect to the underlying Private Fund managers. Fund Shareholders have no individual right to receive information about the Private Funds or their managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, their managers or any of their respective affiliates. Shareholders should recognize that valuations of illiquid assets, including interests in Private Funds, involve various judgments and consideration of factors that may be subjective.
The Fund will bear its pro rata portion of expenses on investments in SPVs or similar investment structures and will have no direct claim against underlying Portfolio Companies.
The Fund may invest in SPVs and similar investment structures that invest in Portfolio Companies. As an investor in an SPV or similar investment structure, the Fund would receive distributions on its interest in accordance with the governing documents of the SPV or similar investment structure, as applicable. This structure is intended to enhance the ability of the Fund to gain exposure to Portfolio Companies. The Fund, as a holder of securities issued by an SPV or similar investment structure, will bear its pro rata portion of such SPV or investment structure’s expenses. These acquired fund fee expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to investors. In addition, the Fund will have no direct claim against any Portfolio Company held by an SPV or similar investment structure.
There are risks relating to investing in SPAC PIPEs.
The Fund may invest in PIPE transactions where the issuer of the security is a SPAC established to facilitate the acquisition and future financing of certain private late-stage operating growth companies in anticipation of such private company entering the public markets. In a PIPE transaction, investors purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. When participating in a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. In addition, the Fund may have to commit to purchase a specified number of shares at a fixed price, with the closing conditioned upon, among other things, the SEC’s preparedness to declare effective a resale registration statement covering the resale, from time to time, of the shares sold in the private financing. Because the sale of the securities is not registered under the Securities Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company typically agrees as part of the PIPE deal to register the restricted securities with the SEC. PIPE transactions are subject to the risk that the issuer may be unable to register the securities for public resale in a timely manner, or at all, in which case the securities could be sold only in a privately negotiated transaction and, potentially, at a price less than that paid by the Fund. Disposing of such securities may involve negotiation and legal expenses. Even if such securities are registered for public sale, the resulting market for the securities may be thin or illiquid, which could make it difficult for the Fund to dispose of such securities at an acceptable price.
There are risks relating to investing in other registered investment companies.
The Fund may invest up to 5% of its total assets in affiliated, registered investment companies to obtain exposure to private, early stage, emerging growth companies. The risks of investing in a particular investment company will generally reflect the risks of the securities in which it invests and the investment techniques it employs. The Fund, as a holder of securities issued by affiliated investment companies, will bear its pro rata portion of such investment company’s operating expenses. These operating expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to investors. The Fund will waive management fees to avoid duplication of management fees charged by the Fund and the affiliated investment companies held by the Fund.
There are risks relating to investing in exchange-traded funds.
ETFs are investment companies that typically are registered under the 1940 Act as open-end funds or unit investment trusts. ETFs are actively traded on national securities exchanges and are generally based on specific domestic and foreign market indices. Shares of an ETF may be bought and sold throughout the day at market prices, which may be higher or lower than the shares’ net asset value. Market prices of ETF shares will fluctuate, sometimes rapidly and materially, in response to various factors including changes in the ETF’s net asset value, the value of ETF holdings, and supply of and demand for ETF shares. Although the creation/redemption feature of ETFs generally makes it more likely that ETF shares will trade close to their net asset value, market volatility, lack of an active trading market for ETF shares, disruptions at market participants (such as authorized participants or market makers) and any disruptions in the ordinary functioning of the creation/redemption process may result in ETF shares trading significantly above (at a “premium”) or below (at a “discount”) their net asset value. ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, it will bear a pro rata portion of the ETF’s expenses. Therefore, it may be more costly to own an ETF than to own the underlying securities directly. As with any exchange listed security, ETF shares purchased in the secondary market are subject to customary brokerage charges.

There are significant potential risks relating to entering into Profit-Sharing Agreements.
The Fund may enter into Profit-Sharing Agreements with sellers of Portfolio Company or potential Portfolio Company shares. When entering into a Profit-Sharing Agreement, the Fund grants a right to the seller to a certain share of the future returns of the shares sold above a set threshold price or amount in addition to the Fund’s payment to purchase the shares. Entering into Profit-Sharing Agreements may expose the Fund to certain risks, including that the agreements could reduce the gain the Fund otherwise would have achieved on its investment, may be difficult to value and may result in contractual disputes. The Profit-Sharing Agreements in which the Fund enters may be deemed to be forward agreements subject to Rule 18f-4 under the 1940 Act. Rule 18f-4 generally requires funds, among other things, to adopt a derivatives risk management program and appoint a derivatives risk manager. However, subject to certain conditions, if a fund limits its gross notional exposure to derivatives to 10% of the fund’s total assets, it would be deemed a limited derivatives user and would not be subject to the full requirements of the new rule. Limited derivatives users instead are required to adopt a tailored derivatives risk management program. Pursuant to the new rule, the Fund has adopted a limited derivatives risk management program that addresses the risks of Profit-Sharing Agreements, including the legal, accounting, valuation and payment risks that these agreements can present. Accordingly, the Fund’s gross notional exposure to profit-sharing arrangements will not exceed 10% of the total assets of the Fund, unless exceeding such amount is approved by the Board and accompanied by the adoption of an expanded derivatives risk management program addressing the full requirements of the new rule.
Risks Related to Our Business and Structure
Our financial condition and results of operations depend on our ability to achieve our investment objective.
Our ability to achieve our investment objective depends on our Investment Adviser’s ability to identify, analyze and invest in Portfolio Companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Investment Adviser’s structuring of the investment process and its ability to provide competent, attentive and efficient services to us. There can be no assurance that the Investment Adviser will be successful in investing in Portfolio Companies that meet our investment criteria, or that we will achieve our investment objective. In addition, if the Fund’s assets were to significantly decrease and the Expense Limitation Agreement is not renewed, expenses will be higher than expected. It may be difficult to implement the Fund’s strategy unless the Fund maintains a meaningful amount of assets. The success of the Fund will depend in part upon the skill and expertise of certain key personnel of the Investment Adviser, and there can be no assurance that any such personnel will continue to be associated with the Fund.
The Investment Adviser also currently manages other pooled investment vehicles in which the Fund has no economic interest. Managing other pooled investment vehicles requires the time of the Investment Adviser’s professionals, and may distract them or slow the rate of investment in the Fund. Even if the Fund is able to grow and build upon its investment operations, any failure to manage growth effectively could have a material adverse effect on the Fund’s business, financial condition, results of operations and prospects. The Fund’s results depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets, and economic conditions. Furthermore, if the Fund cannot successfully operate its business or implement the Fund’s investment policies and strategies as described herein, it could negatively impact the ability to make distributions.
We will likely experience fluctuations in our quarterly results and we may be unable to replicate past investment opportunities or make the types of investments we have made to date in future periods.
We will likely experience fluctuations in our quarterly operating results due to a number of factors, including the rate at which we make new investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic and market conditions. These fluctuations may in certain cases be exaggerated as a result of our focus on realizing capital gains rather than current income from our investments. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There are significant potential risks relating to investing in securities traded on private secondary marketplaces.
We intend to utilize alternative trading systems and other private secondary markets to acquire equity securities of Portfolio Companies. We generally have little or no direct access to financial or other information from the Portfolio Companies in which we invest through such private secondary marketplaces. As a result, we are dependent upon the relationships and contacts of our Investment Adviser’s senior investment professionals to obtain the information for our Investment Adviser to perform research and due diligence, and to monitor our investments after they are made, under the oversight of the Board of Trustees. However, there can be no assurance that our Investment Adviser will be able to acquire adequate information on which to make its investment decision with respect to any private secondary marketplace purchases, or that the information it is able to obtain is accurate or complete. Any failure to obtain full and complete information regarding the Portfolio Companies in which we invest could cause us to lose part or all of our investment in such companies, which would have a material and adverse effect on our NAV and results of operations.
In addition, there can be no assurance that Portfolio Companies in which we invest through private secondary marketplaces will have or maintain active trading markets, and the prices of those securities may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Wide swings in market prices, which are typical of irregularly traded securities, could cause significant and unexpected declines in the value of our portfolio investments. Further, prices on alternative trading systems and other private secondary markets, where limited information is available, may not accurately reflect the true value of a Portfolio Company, and may in certain cases overstate a Portfolio Company’s actual value, which may cause us to realize future capital losses on our investment in that Portfolio Company. If any of the foregoing were to occur, it would likely have a material and adverse effect on our NAV and results of operations.
Investments in private companies, including through private secondary marketplaces, also entail additional legal and regulatory risks which expose participants to the risk of liability due to the imbalance of information among participants and participant qualification and other transactional requirements applicable to private securities transactions. Failure to comply with such requirements could result in rescission rights and monetary and other sanctions. The application of these laws within the context of private secondary marketplaces and related market practices are still evolving, and, despite our efforts to comply with applicable laws, we could be exposed to liability. The regulation of private secondary marketplaces is also evolving. Additional state or federal regulation of these markets could result in limits on the operation of or activity on those markets. Conversely, deregulation of these markets could make it easier for investors to invest directly in private companies and affect the attractiveness of the Fund as an access vehicle for investment in private shares. Private companies may also increasingly seek to limit secondary trading in their stock, through such methods as contractual transfer restrictions and employment policies. To the extent that these or other developments result in reduced trading activity and/or availability of private company shares, our ability to find investment opportunities and to liquidate our investments could be adversely affected.
Due to transfer restrictions and the illiquid nature of our investments, we may not be able to purchase or sell our investments when we determine to do so.
Our investments are, and are expected to continue to be, primarily in equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of privately held companies. Such equity securities are typically subject to contractual transfer limitations, which may include prohibitions on transfer without the company’s consent. In order to complete a purchase of shares we may need to, among other things, give the issuer or its stockholders a particular period of time, often 30 days, in which to exercise a veto right, or a right of first refusal over, the sale of such securities. We may be unable to complete a purchase transaction if the subject company or its stockholders chooses to exercise a veto right or right of first refusal. When we complete an investment (or upon conversion of equity-linked securities), we generally become bound to the contractual transfer limitations imposed on the subject company’s stockholders as well as other contractual obligations, such as tag-along rights (i.e., rights of a company’s minority stockholders to participate in a sale of such company’s shares on the same terms and conditions as a company’s majority shareholder, if the majority stockholder sell its shares of the company). These obligations generally expire only upon an IPO by the subject company. As a result, prior to an IPO of a particular Portfolio Company, our ability to liquidate such securities may be constrained. Transfer restrictions could limit our ability to liquidate our positions in these securities (e.g., to fund quarterly repurchases of Shares or regain compliance with the

Fund’s 80% Policy) if we are unable to find buyers acceptable to our Portfolio Companies, or where applicable, their stockholders. Such buyers may not be willing to purchase our investments at adequate prices or in volumes sufficient to liquidate our position, and even where they are willing, other stockholders could exercise their tag-along rights to participate in the sale, thereby reducing the number of shares sellable by us. Furthermore, prospective buyers may be deterred from entering into purchase transactions with us due to the delay and uncertainty that these transfer and other limitations create.
We intend to adhere to our primary investment strategy to “buy and hold” our Portfolio Company securities. However, although we believe alternative trading systems and other private secondary markets may offer an opportunity to liquidate our private company investments, in the event we need to liquidate such securities prior to a Portfolio Company’s liquidity event (i.e., IPO or merger or acquisition transaction), there can be no assurance that a trading market will develop for the securities that we determine to liquidate or that the subject companies will permit their shares to be sold through such platforms.
Due to the illiquid nature of most of our investments, we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares or regain compliance with the Fund’s 80% Policy), or at all. Due to the difficulty of assessing our NAV, the NAV for our Shares may not fully reflect the illiquidity of our portfolio, which may change on a daily basis, depending on many factors, including the status of the alternative trading systems and other private secondary markets on which our portfolio securities may trade, and our particular portfolio at any given time.
We may be subject to lock-up provisions or agreements that could prohibit us from selling our investments for a specified period of time.
Even if some of our Portfolio Companies complete IPOs, we will often be subject to lock-up provisions that prohibit us from selling our investments into the public market for specified periods of time after an IPO, typically 180 days. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an IPO.
There are significant potential risks associated with investing in venture capital and private equity-backed companies with complex capital structures.
A primary feature of our investment objective is to invest in private late stage growth companies, either through private secondary transactions or direct investments in such companies, and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Such private companies frequently have much more complex capital structures than traditional publicly-traded companies, and may have multiple classes of equity securities with differing rights, including rights with respect to voting and distributions. In addition, it is often difficult to obtain information with respect to private companies’ capital structures, and even where we are able to obtain such information, there can be no assurance that it is complete or accurate. In certain cases, such private companies may also have preferred stock or senior debt outstanding, which may heighten the risk of investing in the underlying equity of such private companies, particularly in circumstances when we have limited information with respect to such capital structures. Although we believe that our Investment Adviser’s investment professionals and our Board of Trustees have extensive experience evaluating and investing in private companies with such complex capital structures, there can be no assurance that we will be able to adequately evaluate the relative risks and benefits of investing in a particular class of a Portfolio Company’s equity securities. Any failure on our part to properly evaluate the relative rights and value of a class of securities in which we invest could cause us to lose part or all of our investment, which in turn could have a material and adverse effect on our NAV and results of operations.
We operate in a highly competitive market for direct equity investment opportunities. If we are unable to make investments, it may have an adverse effect on our performance.
A large number of entities compete with us to make the types of direct equity investments that we target as part of our business strategy. We compete for such investments with a large number of private equity and venture capital funds, secondary market funds, other equity and non-equity-based investment funds, investment banks and other sources of financing, including traditional financial services companies such as commercial banks and specialty finance companies. Many of our competitors are substantially larger than us and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund as a registered investment company. There can be no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make direct equity investments that are consistent with our investment objective. To the extent we are unable to make investments in Portfolio Companies, an over-allocation of our assets in cash could have an adverse effect on the overall performance of the Fund, as investments in cash and cash equivalents may not earn significant returns.
There are significant potential conflicts of interest, which could impact our investment returns and limit the flexibility of our investment policies.
Our executive officers and Trustees, and the principals of our Investment Adviser serve or can serve as officers and directors of entities that operate in a line of business similar to our own, including new entities that may be formed in the future. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our Shareholders.
While the investment focus of each of these entities may be different from our investment objective, it is likely that new investment opportunities that meet our investment objective will come to the attention of one of these entities, or new entities that will likely be formed in the future in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to the Investment Adviser or the Fund. However, our executive officers, Trustees and Investment Adviser intend to treat the Fund in a fair and equitable manner consistent with their applicable duties under law so that the Fund will not be disadvantaged in relation to any other particular client. In addition, while the Investment Adviser anticipates that it will from time to time identify investment opportunities that are appropriate for both the Fund and the other funds or accounts that are currently or in the future may be managed by the Investment Adviser or an affiliate of the Investment Adviser, to the extent it does identify such opportunities, the Investment Adviser has established a written allocation policy to ensure that the Fund is not disadvantaged with respect to the allocation of investment opportunities among the Fund and such other funds and accounts. The Investment Adviser and its affiliate as applicable will allocate investment opportunities among its managed funds and accounts, including the Fund, in accordance with its fiduciary duties to all the funds and accounts managed or its affiliate. The Board of Trustees monitors on a quarterly basis any such allocation of investment opportunities between the Fund and any such other funds and accounts.
The Fund is permitted to invest a portion of its total assets in affiliated investment companies to gain exposure to private, early stage, emerging growth companies. The Investment Adviser has an incentive to allocate the Fund’s assets to affiliated investment companies to provide scale, which may make such investment companies more attractive to other investors and/or reduce amounts waived and/or reimbursed by such investment company’s investment adviser to maintain applicable expense limits.
Unless exemptive provisions are applicable, we do not intend to enter into principal transactions with Portfolio Companies that may be considered related parties, nor do we intend (a) to purchase or sell any securities or other property, to or from any affiliate or promoter of the Fund, or any principal underwriter of the Fund, or any affiliate of the foregoing acting as principal, (b) to loan money to any of the foregoing, or (c) to enter into a joint enterprise with any of the foregoing. The Fund will at all times comply with such provisions, and to the extent deemed necessary by the Board of Trustees, will apply for exemptive relief from the SEC. In addition, the Fund has implemented certain written policies and procedures to ensure that the Fund does not engage in any transactions with any prohibited affiliates. Under the 1940 Act, our Board of Trustees has a duty to evaluate, and shall oversee the analysis of, all conflicts of interest involving the Fund and its affiliates, and shall do so in accordance with the aforementioned policies and procedures.
We have also adopted a Code of Ethics which applies to, among others, our officers, including our principal executive officer and principal financial officer, as well as our Trustees, Chief Compliance Officer and employees. Our officers and Trustees also remain subject to the fiduciary obligations imposed by both the

1940 Act and applicable state corporate law. Our Code of Ethics requires that all employees and Trustees and officers avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests. Pursuant to our Code of Ethics, each employee and Trustee must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our chief compliance officer, as well as obtain prior clearance of certain personal trades, including trades of the Fund’s shares. Any pre-clearance approval that is granted will be effective for only two business days (the day on which approval is given and one additional business day) and no clearance will be given to any officer or Trustee to purchase or sell any security (i) on a day when the Fund has a pending “buy” or “sell” order in that same security until that order is executed or withdrawn or (ii) when the chief compliance officer has been advised by the Investment Adviser that the same security is being considered for purchase or sale by the Fund (which the Investment Adviser is obligated to do pursuant to the Investment Advisory Agreement). The Board of Trustees shall consider reports made to it under the Code of Ethics and shall determine whether the policies established in the Code of Ethics have been violated, and what sanctions, if any, should be imposed on the violator, including, but not limited to, a letter of censure, suspension or termination of the employment of the violator, or the unwinding of the transaction and disgorgement of any profits to the Company. The Board of Trustees shall review the Code of Ethics at least once a year.
Constraints imposed on us as a registered investment company may hinder the achievement of our investment objective.
We are subject to numerous constraints on our operations under both the 1940 Act and the Code. For example, qualification for U.S. federal income taxation as a RIC requires satisfaction of source-of-income, diversification and distribution requirements. These constraints, among others, may hinder the Investment Adviser’s ability to take advantage of attractive investment opportunities and to achieve our investment objective.
We will be subject to corporate-level income tax if we are unable to qualify as a RIC.
We have elected to be treated as a RIC and intend to operate in a manner so as to continue to qualify for the U.S. federal income tax treatment applicable to RICs. As a RIC, we generally do not pay corporate-level U.S. federal income taxes on our income and gain that we distribute to our Shareholders if such distributions are made on a timely basis. To qualify as a RIC, we must meet certain income source, asset diversification and annual distribution requirements (and will pay corporate-level U.S., federal income tax on any undistributed income). We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes (including withholding taxes).
We will satisfy the annual distribution requirement for a RIC if we distribute to our Shareholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income for each year. Under certain circumstances, we may be restricted from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. Because we must make distributions to our Shareholders as described above, such amounts, to the extent a Shareholder is not participating in our dividend reinvestment option, will not be available to us to make investments. We will be subject to corporate-level U.S. federal income tax on any undistributed income and/or gain.
To qualify as a RIC, in general, we must also meet certain annual income source requirements at the end of each taxable year and asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to (a) dispose of certain investments quickly or (b) raise additional capital to prevent the loss of RIC status. Because most of our investments are in private companies and are generally illiquid, any such dispositions may be at disadvantageous prices and may result in losses. Also, the rules applicable to our qualification as a RIC are complex with many areas of uncertainty. Accordingly, no assurance can be given that we will continue to qualify as a RIC. If we fail to qualify as a RIC for any reason and become subject to regular “C” corporation income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our Shareholders. The Code provides some relief from RIC disqualification due to failures of the income source and asset diversification requirements, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the income source or asset diversification requirements.
Even in the event the value of your investment declines, the Advisory Fee will still be payable.
The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid monthly in arrears. The Advisory Fee is payable regardless of whether the NAV of the Fund or your investment declines. As a result, we will owe the Investment Adviser a monthly Advisory Fee regardless of whether we incurred significant realized capital losses and unrealized capital depreciation (losses) during the fiscal period for which the Advisory Fee is paid.
Our Board of Trustees may change our non-fundamental investment policies and our investment strategies without prior notice or Shareholder approval, the effects of which may be adverse.
Our Board of Trustees has the authority to modify or waive our non-fundamental investment policies, and our investment criteria and strategies without Shareholder approval and without prior notice (other than in connection with any proposed changes to the Fund’s 80% Policy, which Shareholders receive notice of at least 60 days in advance of such proposed change in accordance with the 1940 Act). We cannot predict the effect any changes to our current non-fundamental operating policies, investment criteria and strategies would have on our business, NAV of the Fund and operating results. However, the effects might be adverse, which could negatively impact our ability to make distributions to Shareholders and cause you to lose all or part of your investment.
Changes in laws or regulations governing our operations may adversely affect our business.
We and our Portfolio Companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations could have a material adverse effect on our business and the value of your investment.
The transparency of our performance reporting may indirectly increase the difficulty of investing in certain Portfolio Companies.
Although the Investment Adviser will not report on the performance of individual Portfolio Companies, the Investment Adviser will report on the Investment Adviser’s website the valuation of securities owned by the Fund and the aggregate Fund-level performance. As a result, some Portfolio Companies might be concerned that their performance could be derived from such figures. Such concern might be heightened in reverse proportion to the number of Portfolio Companies existing in the Fund’s portfolio. These concerns might lead Portfolio Companies to oppose sale of their securities to the Fund, and might make it more difficult for the Fund to execute its investment strategy.
There are significant potential risks relating to holding Portfolio Company securities following an IPO.
The value of shares of a Portfolio Company following an IPO may and likely will fluctuate considerably more than during the private phase of their offering. Additionally, due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about a company’s business model, quality of management, earnings growth potential and other criteria used to evaluate its investment prospects, the shares of Portfolio Companies following an IPO may experience high amounts of volatility, generally. Investments in companies that have recently sold securities through an IPO involve greater risks than investments in shares of companies that have traded publicly on an exchange for extended periods of time. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to sell significant amounts of shares without an unfavorable impact on prevailing prices. As a result, the market price of securities that the Fund holds may decline substantially before the Investment Adviser is able to sell these securities following an IPO. In addition, issuers frequently impose lock-ups that prohibit sales of their shares for a period of time after the IPO.

Risks Related to the Offering Made Pursuant to this Prospectus and Our Shares
Shareholders will have only limited liquidity.
The Fund is a closed-end investment company, provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 of the 1940 Act, and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Fund’s repurchase policy.
Limited liquidity is provided to Shareholders only through the Fund’s quarterly repurchase offers for 5% of the Shares outstanding on the repurchase request deadline. There is no guarantee that Shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer. Additionally, the Board of Trustees (including a majority of Independent Trustees) may suspend quarterly repurchases in accordance with Rule 23c-3. See “Quarterly Repurchases of Shares.”
The Fund’s quarterly repurchase policy may require the Fund to liquidate portfolio holdings earlier than the Investment Adviser would otherwise do so, and due to their illiquid nature, may result in the sale of a Portfolio Company below its carrying value or, to the extent the Fund finances repurchases, result in an increase in the Fund’s expense ratio (subject to the Expense Limitation Agreement).
Quarterly repurchases by the Fund of its Shares typically will be funded from available cash. However, payment for repurchased Shares may require the Fund to liquidate securities of Portfolio Companies earlier than the Investment Adviser would otherwise liquidate such holdings. Such liquidation could potentially result in losses as the Fund may not be able to sell such holdings at their carrying value. The Investment Adviser intends to take measures to attempt to avoid or minimize such potential losses and, instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses (subject to the Expense Limitation Agreement) and reducing any net investment income. In each case, such actions may reduce the Fund’s NAV.
Repurchases of Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio (subject to the Expense Limitation Agreement), to the extent that additional Shares are not sold. In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders.
There is a risk that you may not receive distributions or that our distributions may not grow over time, particularly since we invest primarily in securities that do not produce current income.
We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year increases in cash distributions. As we focus on making primarily capital gains-based investments in equity securities (which generally will not be income producing) and pursuant to the restrictions on capital gains distribution of an investment company contained in the 1940 Act, we will not make distributions any more frequently than twice in any calendar year nor do we expect to become a predictable issuer of distributions. In addition, we expect that our distributions, if any, will be less consistent than other investment companies that primarily make debt investments. If the Fund declares a cash distribution, then Shareholders’ distribution will be automatically reinvested in additional Shares, unless they specifically “opt out” of the dividend reinvestment option by written request to the Investment Adviser so as to receive cash.
We have broad discretion over the use of proceeds from this continuous offering and will use proceeds in part to satisfy operating expenses.
We have significant flexibility in applying the proceeds of this continuous offering and may use the net proceeds in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering. We cannot assure you that we will be able to successfully utilize the proceeds within the timeframe contemplated. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of this offering, pending full investment, are used to pay operating expenses. In addition, we can provide you no assurance that any future offering will be successful, or that by increasing the size of our available equity capital our aggregate expenses, and correspondingly, our expense ratio, will be lowered.
The foregoing list of “risk factors” is not a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own legal, tax and financial advisors before deciding to invest in the Fund.

MANAGEMENT OF THE FUND
The Board of Trustees
The Board of Trustees of the Fund has overall responsibility for monitoring the Fund’s investment program and its management and operations. At least a majority of the Board of Trustees are and will be persons who are not “interested persons” of the Fund or the Investment Adviser (as such term is defined in Section 2(a)(19) of the 1940 Act, each, an “Independent Trustee” and, collectively, the “Independent Trustees”). Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders. Subject to the provisions of Delaware law, the Trustees will have all powers necessary and convenient to carry out this responsibility. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board of Trustees, are set forth under “Management” in the SAI.
Portfolio Managers
The Investment Adviser’s Portfolio Management Team is primarily responsible for the investment management of the Fund. The Fund’s Portfolio Managers have experience in assessing Portfolio Companies wherever they are located and have made a number of investments in non-U.S. securities both on behalf of the Fund and other funds managed at prior firms over the past twenty years. See below for biographies of each member of the Portfolio Management Team.
Name, Address, and Age	Other Position(s) Held with Fund	Term of Office and Length of Time Served as Portfolio Manager	Principal Occupation(s) During the Past Five Years
Christian Munafo c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 5/23/1978	None.	Since August 2019	Chief Investment Officer of Liberty Street Advisors, Inc.; Managing Member of Pearl Lane Advisors, LLC; Chief Investment Officer of SP Investments Management, LLC; Co-Head of Global Private Equity Secondary Transactions at HQ Capital Private Equity LLC;
Kevin Moss c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 7/11/1969	President (since April 2019)	Since October 2018	Managing Director of Liberty Street Advisors, Inc.; Managing Member of Pearl Lane Advisors, LLC; Managing Director of SP Investments Management LLC; Chief Operating Officer of SP Investments Management LLC
Sven Jonas Grankvist c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 4/4/1984	None.	Since June 2018	Managing Director of Liberty Street Advisors, Inc.; Managing Director of Pearl Lane Advisors, LLC; Director of SP Investments Management, LLC; Vice President of SP Investments Management LLC; Associate of SP Investments Management, LLC
Kevin Moss is a Managing Director of Liberty Street Advisors, Inc. and serves as both a portfolio manager and member of the Liberty Investment Committee. He also serves as Managing Member and portfolio manager for Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Prior to joining Liberty Street Advisors, he was with SP Investments Management, LLC (“SPIM”), a registered investment adviser and wholly owned subsidiary of SharesPost, Inc. For eight years he served as SPIM’s President and COO overseeing the operations and trading of SPIM. He is also one of the creators of the SharesPost 100 Fund and continues to serve as the President of the Fund and is one of the portfolio managers. Prior to joining SPIM, Kevin was a senior portfolio manager at First New York Securities, where he managed a global macro book. With over 20 years of senior level experience in financial services, Kevin’s specific areas of expertise include the management of client relationships, investment research coverage, block and position trading, and operations management. Kevin began his career as an institutional equity sales trader working for Instinet, and later Commerzbank. His client base included hedge funds, pension funds and proprietary trading desks. Subsequently, Kevin held a series of distinguished posts at leading hedge funds and proprietary trading firms including serving as the head of international trading for Libra Advisors and Opus Trading Funds. Mr. Moss holds a Bachelor of Science from Tulane University and an MBA from Columbia University.
Christian Munafo is the Chief Investment Officer of Liberty Street Advisors, Inc. and serves as both a portfolio manager and member of the Liberty Investment Committee. He also is a Managing Member and a portfolio manager with Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Prior to joining Liberty Street Advisors, he was Chief Investment Officer of SP Investments Management, LLC. Mr. Munafo joined SP Investments Management in August 2019, where he also served as one of the portfolio managers and members of the investment committee. Prior to his position with the Investment Adviser, Mr. Munafo was Co-Head of the Global Private Equity Secondary Practice at HQ Capital based in New York, where he was also a member of the senior leadership team. Prior to that, he served as Head of Secondaries at Thomas Weisel Partners. Mr. Munafo has over 24 years of experience in finance, with the last 19 years focused on secondary investments involving venture-backed and growth equity-oriented companies and funds. During this time, he has also served on the boards of many of these companies and funds. In aggregate, Mr. Munafo has helped raise more than $2 billion globally from institutional investors, corporations, pensions, endowments, registered investment advisers, and family offices. In addition, Mr. Munafo has overseen the completion of more than 200 secondary transactions representing over $2 billion in capital commitments, ranging from traditional purchases of limited partnership interests to more complex non-traditional transactions including fund restructurings, recapitalizations, tender programs, preferred equity/loan facilities and purchases of company securities. Mr. Munafo began his career as an investment banker focused on mergers and acquisitions at Banc of America Securities. Mr. Munafo holds a Bachelor of Arts from Rutgers College in Economics and Finance.
Sven Jonas Grankvist is a Managing Director of Liberty Street Advisors, Inc. and serves as both a portfolio manager and a member of the Liberty Investment Committee. He also is Managing Director and portfolio manager with Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Prior to joining Liberty Street Advisors, he was with SP Investments Management, LLC, a registered investment adviser, for eight years. He is also an initial member of the SharesPost 100 Fund team and has been instrumental in developing and overseeing the daily valuation procedures. During his tenure as portfolio manager, he has led or helped lead hundreds of primary and secondary direct transactions for over 60 leading growth stage private companies, with responsibilities including due diligence, originating, negotiating and deal execution. Jonas began his career as a technology investment banker at Berman Capital. Jonas received his LLM from Uppsala University and MBA from Golden Gate University, magna cum laude.
The Fund is reliant on Messrs. Munafo, Moss and Grankvist for implementation of its investment program. Their absence or departure, for any reason, would require the Investment Adviser to replace them with other qualified personnel, which could have an adverse impact on the Fund’s investment program. The Investment Adviser has hired additional investment professionals, and intends to continue to hire additional investment professionals in proportion to the growth of the assets under management of the Investment Adviser.
Compensation of Portfolio Managers
The Portfolio Managers receive a fixed annual salary and either a discretionary or defined bonus, both of which in part are dependent upon the overall profitability of the Investment Adviser as it pertains to the Fund. The Portfolio Managers do not receive any compensation from the Fund for serving as portfolio managers of the Fund. The SAI provides additional information about the Portfolio Manager’s compensation and other accounts managed by the Portfolio Managers.

The Investment Adviser
Under the supervision of the Fund’s Board of Trustees and pursuant to an investment advisory agreement (the “Investment Advisory Agreement”), Liberty Street Advisors, Inc., an investment adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment adviser to the Fund. The Investment Adviser is located at 88 Pine Street, Suite 3101, New York, NY 10005.
The Investment Adviser is a New York corporation. As of the end of the most recent fiscal quarter (March 31, 2024), the Investment Adviser had in the aggregate approximately $1.5 billion under management.
Pursuant to the Investment Advisory Agreement, the Investment Adviser is responsible for developing, implementing and supervising the Fund’s investment program and providing day-to-day management services to the Fund. The Investment Advisory Agreement authorizes the Investment Adviser to implement the Fund’s investment program.
The Investment Adviser also provides office space, telephone services and utilities, and administrative, secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Investment Advisory Agreement.
For a discussion of the Investment Adviser’s compensation, see “Fees and Expenses  —  Advisory Fee” below.
The Fund Administrator
The Fund has entered into an Administration and Fund Accounting Agreement (the “Fund Administration Agreement”) with UMB Fund Services to perform certain financial, accounting, corporate, administrative, registrar and other services on behalf of the Fund. The Fund Administrator is paid a monthly fee (the “Fund Administration Fee”) by the Fund.
The Fund Administrator is responsible, pursuant to the Fund Administration Agreement, for matters pertaining to the administration of the Fund, including, but not limited to, the following: (i) preparing and maintaining the financial and accounting records and statements of the Fund; (ii) arranging for the provision of accounting, clerical and administrative services; (iii) coordinating communications of the Board of Trustees; (iv) monitoring the Fund’s compliance with regulations to which it is subject; (v) maintaining records of the Fund; and (vi) providing the coordination and processing of all repurchase offers.
The Fund Administration Fee is based on the Fund Administrator’s standard schedule of fees charged by it for similar services. See “Fees and Expenses — Fund Administration Fee.” These fees are detailed in the Fund Administration Agreement, a copy of which is available from the Investment Adviser upon request and filed with the registration statement to which this Prospectus relates. The Fund may retain other service providers affiliated with the Fund Administrator to perform the administrative services that would otherwise be performed by the Fund Administrator and such service providers may be located outside of the United States.
If not terminated as provided in the Fund Administration Agreement, the Fund Administration Agreement shall continue automatically in effect after the anniversary of the initial term for successive annual periods. The Fund Administration Agreement is subject to termination by the Fund Administrator or by the Fund upon not less than 90 calendar days’ written notice prior to the end of the respective term. The Fund Administration Agreement is also terminable upon the material breach of the other party of any term of the Fund Administration Agreement if such breach is not cured within 30 days of notice of such breach to the breaching party, or if the Fund Administrator enters receivership or other similar event at the direction of an appropriate regulatory agency or court of competent jurisdiction.
Under the Fund Administration Agreement:
•
the Fund has agreed to indemnify and hold harmless the Fund Administrator, its employees, agents, officers, directors, shareholders, affiliates and nominees (together the “Fund Administrator Indemnified Parties”) from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, fees, penalties, reasonable counsel fees and other expenses of every nature and character which may be asserted against or incurred by any Fund Administrator Indemnified Parties or for which any Fund Administrator Indemnified Parties may be held liable as a result of the services provided to the Fund (other than by reason of bad faith, gross negligence, fraud, reckless disregard in the performance of its duties and obligations thereunder, uncured material breach of the Fund Administration Agreement or willful misconduct on the part of the Fund Administrator in connection with the provision of the services to the Fund under the Fund Administration Agreement); and
•
the Fund has agreed that, in the absence of an uncured material breach of the Fund Administration Agreement by the Fund Administrator or the bad faith, gross negligence, fraud, reckless disregard in the performance of its duties and obligations under the Fund Administration Agreement or willful misconduct by the Fund Administrator in the provision of the services thereunder, the Fund Administrator shall not be liable to the Fund for: (i) any action taken or omitted to be taken in accordance with or in reliance upon instructions, communications, data, documents or information (without investigation or verification) received by the Fund Administrator from an officer or representative of the Fund, or from any authorized person as defined thereto; (ii) any action taken or omission by the Fund, Investment Adviser, any authorized person or any past or current service provider; or (iii) its reliance on the security valuations without investigation or verification provided by pricing service(s), the Investment Adviser or representatives of the Fund.

In providing services as an administrator, the Fund Administrator does not act as a guarantor of the Fund’s Shares. Moreover, the Fund Administrator is not responsible for any investment decisions of the Fund (all of which will be made by the Investment Adviser) or the effect of such investment decisions on the performance of the Fund.
The Fund may engage a different administrator or perform such administrative services itself in its discretion upon notice to Shareholders.
The Custodian
The Fund has entered into a custody agreement (the “Custody Agreement”) with UMB Bank to act as the Fund’s custodian of all securities and cash at any time delivered to the Custodian, in each case in accordance with the provisions of Section 17 of the 1940 Act and any associated rules and regulations. The Custodian may place certain of the Fund’s assets with sub-custodians and/or depositories.
The fees payable to the Custodian are based on its standard schedule of fees charged by the Custodian for similar services. These fees are detailed in the Custody Agreement, a copy of which is available from the Investment Adviser upon request and filed with the registration statement to which this Prospectus relates. The Fund may retain other custodians from time to time without notice to, or approval of, any Shareholder.
The Custody Agreement is subject to termination by the Custodian or by the Fund upon not less than 90 calendar days’ written notice. The Custody Agreement is also subject to termination by the Custodian or by the Fund upon the breach of the other party of any material term of the Custody Agreement if such breach is not cured within 30 days of notice of such breach to the breaching party. Further, the Custody Agreement may be terminated by the Fund in the event that the Custodian enters receivership or a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.
UMB Bank’s principal business address is 1010 Grand Boulevard, Kansas City, MO 64106.
The Transfer Agent
The Fund has entered into a Transfer Agency Agreement with UMB Fund Services to provide transfer agent services to the Fund in connection with the sale and repurchase of Shares. The Transfer Agency Agreement provides for fees payable to the Transfer Agent based on the Transfer Agent’s standard schedule of fees charged by it for similar services. These fees are detailed in the Transfer Agency Agreement, a copy of which is available from the Investment Adviser upon request and filed with the registration statement to which this Prospectus relates. The Transfer Agent will be the dividend paying agent of the Fund.
If not terminated as provided in the Transfer Agency Agreement, the Transfer Agency Agreement shall continue automatically in effect after the anniversary of the initial term for successive annual periods. The

Transfer Agency Agreement is subject to termination by the Transfer Agent or by the Fund upon 90 calendar days’ written notice prior to the end of the respective term. The Transfer Agency Agreement is also terminable upon the material breach of the other party of any term of the Transfer Agency Agreement if such breach is not cured within 30 days of notice of such breach to the breaching party, or if the Transfer Agent enters receivership or other similar event at the direction of an appropriate regulatory agency or court of competent jurisdiction.
UMB Fund Services’ principal business address is 235 West Galena Street, Milwaukee, WI 53212.
The Distributor
The Fund has entered into a Distribution Agreement with Foreside Fund Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), to act as the Fund’s distributor for the Shares. The Distributor bears all of its expenses of providing distribution services as described under that agreement. The Fund assumes and pays all charges not specifically assumed or otherwise to be provided by the Distributor under the Distribution Agreement. In addition, the Investment Adviser has entered into a Distribution Services Agreement with the Distributor. The Investment Adviser pays the Distributor certain fees for providing marketing and sales support services to the Fund and reimburses certain out-of-pocket expenses incurred by the Distributor in connection therewith. Such fees shall be paid out of the legitimate assets of the Investment Adviser, and were not used as a factor by the Board of Trustees in connection with their approval of either the Advisory Agreement or the Advisory Fee. See “Fees and Expenses — Distributor Expenses” below.
The Distribution Agreement and the Distribution Services Agreement each has an initial term of two years. Thereafter, if not terminated as provided in the Distribution Agreement, the Distribution Agreement shall continue automatically in effect for successive annual periods. The Distribution Services Agreement is terminable upon termination of the Distribution Agreement. The Distribution Agreement and the Distribution Services Agreement is each subject to termination by the Distributor or by the Fund upon 60 calendar days’ written notice.
Foreside Fund Services, LLC’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.
The Chief Compliance Officer
Compliance4, LLC (“Compliance4”) provides to the Fund the services of Peter Guarino as Chief Compliance Officer of the Fund pursuant to a CCO Agreement (the “CCO Agreement”) between the Fund and Compliance4. The Fund compensates Compliance4 for providing such compliance officer services to the Fund. These fees are detailed in the CCO Agreement, a copy of which is available from the Investment Adviser upon request and filed with the registration statement to which this Prospectus relates. The CCO Agreement may be terminated at any time, without the payment of any penalty upon sixty (60) days’ written notice by either party. In addition, the Board of Trustees has the right and authority to remove the individual designated by Compliance4 as the Fund’s Chief Compliance Officer at any time, with or without cause, without payment of any penalty. In this case, Compliance4 will designate another qualified employee thereof, subject to approval of the Board of Trustees and the Independent Trustees, to serve as temporary Chief Compliance Officer until the earlier of: (i) the designation and approval by the Board of a new permanent Chief Compliance Officer; or (ii) the termination of the CCO Agreement.
Under the CCO Agreement, Compliance4 is not liable to the Fund or its Shareholders for any action or inaction of Compliance4 or the CCO relating to any event whatsoever in the absence of bad faith, reckless disregard, gross negligence or willful misfeasance. Under the CCO Agreement, Compliance4 and certain related parties (such as Compliance4’s officers and persons who control Compliance4), are indemnified by the Fund against any and all claims and expenses related to Compliance4’s actions or omissions, except for any act or omission resulting from Compliance4’s willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under the CCO Agreement.
Compliance4’s principal business address is 9 Terison Drive, Suite 100, Falmouth, ME 04105.

Liquidating Trust
The Board of Trustees may, at its discretion if determined to be in the best interests of Shareholders, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of all, or a portion of, the Fund. The use of a liquidating trust would be subject to the regulatory requirements of the 1940 Act and applicable Delaware law, and could result in expenses that the Shareholders would bear indirectly. There are no current plans to liquidate the Fund.
Independent Registered Public Accounting Firm and Legal Counsel
KPMG LLP serves as the independent registered public accounting firm of the Fund. KPMG LLP’s principal business address is located at 550 South Hope Street, Los Angeles, California 90071.
The law firm of Dechert LLP, 45 Fremont Street, 26th Floor, San Francisco, CA 94105, serves as legal counsel to the Fund. The firm may also act as legal counsel to the Investment Adviser and its affiliates with respect to various matters. The firm does not represent potential investors with respect to their investment in the Fund.
Directory of Entities
Below is a list of various entities referred to in this Prospectus and their relationship to one another:
The Private Shares Fund — The Fund is managed by the Investment Adviser. Kevin Moss is the President and Principal Executive Officer.
Liberty Street Advisors, Inc. — the Investment Adviser of the Fund. Kevin Moss is a Managing Director, Sven Jonas Grankvist is a Managing Director and Christian Munafo is the Chief Investment Officer.

FEES AND EXPENSES
Advisory Fee
The Fund pays the Advisory Fee to the Investment Adviser as compensation for its investment advisory services. The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid monthly in arrears. The NAV of the Fund is determined by subtracting the Fund’s liabilities from the fair market value of its assets, to be determined as set forth under “Determination of Net Asset Value” below. A discussion regarding the basis for the Board of Trustees approval of the Investment Advisory Agreement, or any future amendments, is available in the Fund’s annual report to Shareholders for the period ended December 31, 2023. For the periods ended December 31, 2021, December 31, 2022 and December 31, 2023, the Fund incurred $9,974,853, $18,224,852, and $18,547,031 of Advisory Fees, respectively. For the  years ended December 31, 2021, December 31, 2022, and December 31, 2023 the Investment Adviser waived investment advisory fees and/or reimbursed expenses in the amount of $1,073,207, $441,827, and $390,590 respectively. For the year ended December 31, 2022, Class A and Class L had recognized net recoupment of $184,461 and $5,663, respectively, and Class I had recognized a net waiver/reimbursement of $631,951. For the year ended December 31, 2023, Class A and Class L had recognized net recoupment of $199,187 and $4,383, respectively, and Class I had recognized a net waiver/reimbursement of $594,159. The remaining unrecouped amounts of $1,073,207, $441,827, and $390,590, respectively, are subject to possible recoupment by the Investment Adviser through December 31, 2024, December 31, 2025, and December 31, 2026 respectively.
Fund Administration Fee
The Fund pays the Fund Administrator the following fees monthly at the specified annual rate: for administrative services 0.06% on the first $300 million in assets, per year, 0.04% on the next $300 million in assets, per year, and 0.02% on assets over $600 million, per year; plus out-of-pocket expenses for such services.
Repurchase Fee
The Fund’s Board of Trustees has determined to waive the Fund’s Repurchase Fee assessed on Shareholders who choose to participate in the Fund’s repurchase offers. This waiver will remain in effect indefinitely, unless and until the Board approves its modification or termination. This waiver may be terminated only by the Fund’s Board of Trustees at any time. Absent such a waiver, a Shareholder who chooses to participate in the Fund’s repurchase offers will incur a repurchase fee equal to 2.00% of the value of the Shares the Fund repurchases from them for Shares held less than 365 days. Shares held longest will be treated as being repurchased first and Shares held shortest will be treated as being repurchased last. The repurchase fee does not apply to Shares that were acquired through reinvestment of distributions. Shares held for 365 days or more are not subject to the 2.00% fee, should it be reinstated. Repurchase fees are paid to the Fund directly and are designed to offset costs charged by the Transfer Agent for redeeming Shares and for costs associated with fluctuations in Fund asset levels and cash flow caused by such repurchases. In addition, if Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by UMB Fund Services, currently $20 per transfer.
Shareholder Services Fee
The Fund has adopted a “Shareholder Services Plan” under which the Fund compensates financial industry professionals for providing ongoing services in respect of clients to whom they have distributed Class A or Class L Shares of the Fund. Such services may include responding to customer inquiries of a general nature regarding the Fund; responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and providing such other similar services as the Fund or the Investment Adviser may reasonably request to the extent the financial industry professional is permitted to do so under applicable statutes, rules, or regulations. The Fund may incur such expenses, together with sub-transfer agency fees (including recordkeeping fees), if any, which in the aggregate will not exceed on an annual basis 0.25% of its daily average NAV. Class I Shares are not subject to a shareholder services fee.

Sub-Transfer Agency Fees
The Fund makes sub-transfer agent payments to third parties that provide sub-transfer agent (including recordkeeping) and/or shareholder services with respect to certain shareholder accounts in lieu of or as a supplement to the transfer agent or other third parties providing such services. The amount paid for sub-transfer agent services varies and typically ranges from 0.08% to 0.33% of the NAV of such accounts for Class A Shares, 0.08% to 0.21% of the NAV of such accounts for Class L Shares and 0.08% to 0.21% of the NAV of such accounts for Class I Shares.
Distribution Plan
The Fund, with respect to its Class L Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of Shares to investors and maintenance of shareholder accounts, as well as for payments to the Class L Shares platform sponsors. These activities include marketing and other activities to support the distribution of the Class L Shares. The Distribution Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% of average daily NAV attributable to Class L Shares.
Distributor Expenses
Pursuant to the Distribution Agreement between the Fund and the Distributor, the Distributor bears all of its expenses of providing distribution services as described under that agreement. The Fund assumes and pays all charges not specifically assumed or otherwise to be provided by the Distributor under the Distribution Agreement. The Fund pays, among other things: (i) all fees and expenses in connection with the registration of the Fund and the Shares under the United States securities laws and the registration and qualification of Shares for sale in the various jurisdictions in which the Fund will determine it is advisable to qualify such Shares for sale; and (ii) the cost of preparing and printing of sufficient copies of the Fund’s Prospectus and any other sales material (and any supplements or amendments thereto). The Distributor serves in such capacity on a best efforts basis, subject to various conditions, and may enter into related selling group agreements with various Financial Intermediaries to assist in the distribution of Shares. Shares are available to investors investing through Financial Intermediaries where such Financial Intermediary has agreed to provide certain administrative services.
Pursuant to a Distribution Services Agreement between the Investment Adviser and the Distributor, the Investment Adviser pays the Distributor certain fees for providing marketing and sales support services to the Fund and reimburse certain out-of-pocket expenses incurred by the Distributor in connection therewith. The maximum amount of items of compensation payable to the Distributor under the Distribution Services Agreement (excluding reimbursement of expenses) will not exceed 0.01% of total net assets of the Fund, calculated and paid monthly and subject to a minimum monthly fee of $1,500 and a CPI increase on each contract anniversary. Such fees shall be paid out of the legitimate assets of the Investment Adviser, and were not used as a factor by the Board of Trustees in connection with their approval of either the Advisory Agreement or the Advisory Fee.
Other Expenses
The Fund pays all of its investment expenses, including, but not limited to, brokerage commissions (if any) and all other costs of executing transactions, interest expense, insurance expense, custodial expense, and all ongoing ordinary administrative and operational costs of the Fund, including (but not limited to) legal costs, accounting costs, taxes and any fees paid to the Fund Administrator, the Custodian or Compliance4, and all expenses incurred in connection with the continuous offering and sale of its Shares and communications with Shareholders. The Fund also directly pays any extraordinary operating expenses.
The Investment Adviser bears all ongoing ordinary administrative and operational costs of the Investment Adviser, including employees’ salaries, facilities, travel costs, technology costs, office supplies, research and data costs, and its own legal, accounting and filing fees.

The Board of Trustees, including a majority of the Independent Trustees, has adopted a procedure that the Board of Trustees has determined is reasonably designed to provide that Broker Fees received by affiliated persons of the Fund or the Investment Adviser for effecting transactions as a broker (“Affiliated Broker”) in connection with the purchase and sale of securities by the Fund are (i) reasonable and fair compared to the Broker Fees received by other brokers in connection with comparable transactions involving similar instruments being purchased or sold on a securities exchange during a comparable period of time, or (ii) otherwise subject to the limits prescribed by Section 17(e) of the 1940 Act. Such procedure permits the Fund to effect transactions through an Affiliated Broker, provided that the Broker Fees received by the Affiliated Broker in connection with the sale of securities to or by the Fund are subject to the following limits contained in Section 17(e)(2) of the 1940 Act: (1) if the transaction is effected on a securities exchange, the compensation may not exceed the “usual and customary broker’s commission” (as defined in Rule 17e-1 under the 1940 Act); (2) in the case of the purchase of securities by the Fund in connection with a secondary distribution, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for transactions otherwise effected cannot exceed 1% of the purchase or sale price. Rule 17e-1 defines a “usual and customary broker’s commission” as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. The Board of Trustees, including a majority of Independent Trustees, shall determine no less frequently than quarterly that all transactions effected pursuant to the aforementioned procedures during the preceding quarter were effected in compliance with such procedures. Notwithstanding the foregoing, no Affiliated Broker will receive any undisclosed fees from the Fund in connection with any transaction involving the Fund and such Affiliated Broker, and to the extent any transactions involving the Fund are effected by an Affiliated Broker, such Affiliated Broker’s Broker Fees for such transactions shall be limited in accordance with Section 17(e)(2) of the 1940 Act and the Fund’s policies and procedures concerning Affiliated Brokers.
Expense Limitation Agreement
The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.65%, 2.90%, and 2.40% of the average daily net assets of the Fund attributable to Class A, Class L and Class I Shares, respectively, until May 2, 2025, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees. The Investment Adviser retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed, to the extent that such reimbursement will not cause Class A, Class L, or Class I Shares’ annualized expenses to exceed the Expense Limitation. The Fund is not obligated to reimburse the Investment Adviser for fees previously waived or expenses previously assumed by the Investment Adviser more than three years after the date of such waiver or expense reimbursement.
INVESTOR SUITABILITY
An investment in the Fund involves a considerable amount of risk.   It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investor should invest in the Fund only money that it can afford to lose, and it should not invest in the Fund money to which it will need access in the short-term or on a frequent basis. In addition, all investors should be aware of how the Fund’s investment strategies fit into their overall investment strategy because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor.
The Fund should be considered to be an illiquid investment. Investors will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund operating as an interval fund. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop. However, limited liquidity may be available through the quarterly repurchase offers described in this Prospectus.

SUBSCRIPTION FOR SHARES
Each investor must initially purchase a minimum of $2,500 of Class A, $2,500 of Class L, or $1,000,000 of Class I Shares, as applicable, plus any applicable sales load. No initial or subsequent investment minimum is required for accounts maintained by financial institutions for the benefit of their clients who purchase shares through investment programs such as employee benefit plans like 401(k) retirement plans. In addition, for financial institutions, including registered investment advisors, making investments for a group of clients, the initial or subsequent investment minimum can be met through an aggregated purchase order for more than one client. The minimum for the Institutional Class Shares is waived for purchases pursuant to asset allocation programs, wrap fee programs, and other investment programs offered by financial institutions, including registered investment advisors, in which investment decisions are made on a discretionary basis by investment professionals. No initial or subsequent investment minimum is required for Trustees or officers of the Fund, directors, officers and employees of the Investment Adviser, the Distributor or any of their affiliates, or the spouse, life-partner, parent, child, sibling or other close family member of any such person, any trust or individual retirement account or self-employed retirement plan for the benefit of any such person, or the estate of any such person. The Fund reserves the right to waive the investment minimum.
The Fund may accept both initial and additional applications by investors to purchase Shares at such times as the Fund may determine, subject, in the case of investors purchasing Shares with cash, to the receipt of cleared funds on or prior to the third business day prior to the relevant subscription date (or such other acceptance date set by the Fund and notified to prospective Shareholders prior to a subscription date).
Investors may also purchase Shares by exchanging securities of Portfolio Companies or potential Portfolio Companies for Fund Shares (i.e., an in-kind purchase) on any day that the Fund is open for purchases, subject to meeting the conditions below. Each exchange of Portfolio Company or potential Portfolio Company shares for Fund Shares is subject to approval by the Investment Adviser in accordance with procedures adopted by the Board of Trustees. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges. Shares purchased in connection with an exchange shall be sold by the Fund at NAV. The Investment Adviser shall determine the valuation of such securities and the number of Shares for which such securities may be exchanged. The value of shares of Portfolio Companies or potential Portfolio Companies to be exchanged by prospective investors for Shares will be determined by the parties, taking factors into account such as the recent trading prices of such shares on alternative trading systems and other private secondary markets, financial results of such Portfolio Company or potential Portfolio Company (when available), research reports and other diligence materials, and the fair value of such security as determined under the Fund’s valuation policies and procedures to the extent such security is already a part of the Fund’s portfolio. Such exchanges would result in a taxable event for the exchanging shareholder with a taxable capital gain in the amount of the difference between such shareholder’s basis in the exchanged shares and the fair market value of the Shares received in the exchange. The Investment Adviser will not receive any Payment in connection with the exchange by an investor of Portfolio Company or potential Portfolio Company shares for Fund Shares and such exchanges will not be subject to sales loads.
Each investor purchasing Shares must submit a completed application to a Financial Intermediary before the applicable purchase date. The Fund has the sole right to accept applications for Shares and reserves the right to reject in its complete and absolute discretion any application for Shares in whole or in part. The Fund also reserves the right to suspend sales of Shares at any time.
PLAN OF DISTRIBUTION
Foreside Fund Services, LLC (the “Distributor”), located at Three Canal Plaza, Suite 100, Portland, ME 04101, acts as the Fund’s distributor in connection with the offering of Fund Shares (except in connection with the purchase of Fund Shares in exchange for Portfolio Company securities by the holders thereof). The Distributor serves on a best efforts basis, subject to various conditions. It is not required to buy any Shares and does not intend to make a market in the Shares. The Fund’s Shares are offered for sale at NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The Distributor may enter into related selling group agreements with various broker-dealers to assist in the distribution of Shares. No arrangement has been made by the Fund to place funds received in an escrow, trust or similar account. Shares of the Fund will not be listed on any national securities exchange. The Distributor does not receive compensation from the

Fund for its distribution services. The Investment Adviser pays the Distributor a fee for providing certain distribution-related services to the Fund.
The Investment Adviser or its affiliates, in the Investment Adviser’s or such affiliates’ discretion and from their own resources, including out of the Investment Adviser’s own legitimate profits from advising the Fund, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
The Investment Adviser’s affiliated broker-dealer, HRC Fund Associates, LLC (“HRC”), markets the Fund shares pursuant to a marketing agreement with the Investment Adviser. HRC acts as a wholesaling agent which markets the Fund to financial intermediaries, who in turn and at their discretion may recommend the Fund for purchase to their clients. HRC may also market the Fund to institutional investors. The Investment Adviser pays HRC out of its own resources and without additional cost to the Fund or its shareholders.
In addition, for its wholesaling activities, HRC receives sales charges from the Fund’s Distributor pursuant to a wholesaling agreement with the Fund’s Distributor. For the year ended December 31, 2023, HRC received $20,842 in sales charges from the Fund’s Distributor for the wholesaling services. The Fund and the Investment Adviser have agreed to indemnify the Distributor against certain losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) that the Distributor may incur, including liabilities under the Securities Act, the Exchange Act, the 1940 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or relating to the Distributor serving as distributor of the Fund, among other activities, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
How to Purchase Fund Shares
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Fund Administrator. The returned check and stop payment fee is currently $25.00. Investors may buy and sell Shares of the Fund through Financial Intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing an investor’s transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NASDAQ is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order.
The Fund offers certain retirement plan accounts for individuals and institutions, including large and small businesses. For information on establishing retirement accounts and for a complete list of retirement accounts offered, please call (855) 551-5510. Complete instructions about how to establish and maintain your plan and how to open accounts for you and your employees will be included in the retirement plan kit you receive in the mail. A $50.00 fee is charged annually for the maintenance of each such account. If not received, the annual fee applies to full tenders.
The retirement plans currently available to shareholders of the Fund include:
•
Traditional IRA and IRA Rollovers:   an individual retirement account. Your contribution may or may not be deductible depending on your circumstances. Rollovers are not deductible. Assets can grow tax- free and distributions are taxable as income.

•
Spousal IRA:   an IRA funded by a working spouse in the name of a non-earning spouse.

•
SEP-IRA:   an individual retirement account funded by employer contributions. Your assets grow tax- free and distributions are taxable as income.

•
Roth IRA:   an IRA with non-deductible contributions, and tax free growth of assets and tax-free distributions for qualified distributions.

By Mail — Initial Purchase
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to The Private Shares Fund to:
The Private Shares Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. To prevent check fraud, the Fund will neither accept cashier’s checks, third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of Shares, nor postdated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.
The Transfer Agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If investors wish to wire money to make an investment in the Fund, please call the Fund Administrator at (855) 551-5510 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NASDAQ. An investor’s bank may charge such investor a fee for wiring same-day funds. The bank should transmit funds by wire to:
ABA #: 101000695
Credit: UMB Bank, n.a.
Account #: 9872013425
Further Credit: The Private Shares Fund
Investor name(s):
Investor account number:

By Wire — Subsequent Investments
Before sending a wire, investors must contact the Fund Administrator to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and the Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
Investors may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from an investor’s bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Investors may elect to make subsequent investments by transfers of a minimum of $100 on the 5th and 20th day of each month into such investor’s established Fund account. Please contact the Fund Administrator at (855) 551-5510 for more information about the Fund’s Automatic Investment Plan.
By Telephone
Investors may purchase additional Shares of the Fund by calling the Fund Administrator at (855) 551-5510. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for Shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.
Telephone trades must be received by or prior to market close. During periods of high market activity, Shareholders may encounter higher than usual call wait times. Please allow sufficient time to place your telephone transaction.
By Exchange of Shares of Portfolio Companies
Investors may also purchase Shares by contributing securities of Portfolio Companies to the Fund. Please contact the Fund Administrator at (855) 551-5510 for more information about the Fund’s exchange mechanism. The Investment Adviser shall determine the valuation of securities offered for exchange and the number of Shares for which such securities may be exchanged. Shares purchased in connection with an exchange shall be sold by the Fund at NAV. The value of shares of Portfolio Companies to be exchanged by prospective investors for Shares will be determined by the parties, taking factors into account such as the recent trading prices of such shares on alternative trading systems and other private secondary markets, financial results of such Portfolio Company (when available), research reports and other diligence materials, and the fair market value of such security to the extent it is already a part of the Fund’s portfolio. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges, and Share exchanges will not be subject to sales loads.
As requested on the application, investors must supply a full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Fund Administrator at (855) 551-5510 for additional assistance when completing an application.
If the Fund Administrator does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Terms
Share Class Considerations
When selecting a Share class, you should consider the following:
•
which Share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the Shares; and

•
total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class A Shares
The minimum initial purchase by an investor of Class A Shares is $2,500, plus any applicable sales load. The Fund reserves the right to waive the investment minimum. The Fund’s Class A Shares are offered for sale at NAV next calculated after receipt of the purchase in good order, plus any applicable sales load, subject to shareholder services fees of up to 0.25% of the average daily calculated NAV. The price of the Class A Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Class A Shares. Investors purchasing Class A Shares in the Fund will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 5.75% to 0.00%, as set forth in the table below. A reallowance will be made by the Distributor from the sales load paid by each investor. There are no sales charges on reinvested distributions or on exchange transactions (i.e., transactions in which investors exchange Portfolio Company shares for Class A Shares). Each of the Fund and the Investment Adviser reserves the right to waive sales charges at its discretion. The following sales charges apply to your purchases of Class A Shares of the Fund:
Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $50,000	5.75%	6.10%	5.00%
$50,000 to less than $100,000	4.75%	4.99%	4.00%
$100,000 to less than $250,000	3.75%	3.90%	3.25%
$250,000 to less than $500,000	2.50%	2.56%	2.00%
$500,000 to less than $1,000,000	2.00%	2.04%	1.75%
$1,000,000 and above	0.00%	0.00%	0.00%
The Investment Adviser shall reimburse the Fund in connection with commissions retained by authorized broker-dealers on purchases of Class A Shares over $1 million calculated as follows: 1.00% on purchases between $1 million and $3 million, 0.50% on amounts over $3 million but less than $5 million, 0.25% on amounts over $5 million. The commission rate is determined based on the purchase amount combined with the current market value of existing investments in Class A Shares.
As shown, investors that purchase $1,000,000 or more of the Fund’s Class A Shares will not pay any initial sales charge on the purchase. However, purchases of $1,000,000 or more may be subject to a contingent deferred sales charge (“CDSC”) on Class A Shares repurchased by the Fund during the first 18 months after their purchase in the amount of the commissions paid on those Class A Shares repurchased. Class A Shares held longest will be treated as being repurchased first and Class A Shares held shortest as being repurchased last. Class A Shares held for 18 months or more are not subject to the CDSC.
Class L Shares
The minimum initial purchase by an investor of Class L Shares is $2,500, plus any applicable sales load. The Fund reserves the right to waive the investment minimum. The Fund’s Class L Shares are offered for sale at

NAV next calculated after receipt of the purchase in good order, plus any applicable sales load, subject to shareholder services fees of up to 0.25% of the average daily calculated NAV and a Distribution Fee of 0.25% of the average daily calculated NAV attributable to the Class L Shares payable on a quarterly basis. The price of the Class L Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Class L Shares. Investors purchasing Class L Shares in the Fund will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 4.25% to 1.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s distributor (the “Underwriter Concession”). There are no sales charges on reinvested distributions or on exchange transactions (i.e., transactions in which investors exchange Portfolio Company shares for Class L Shares). Each of the Fund and the Investment Adviser reserves the right to waive sales charges at its discretion. The following sales charges apply to your purchases of Class L Shares of the Fund:
Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance	Underwriter Concession
Under $250,000	4.25%	4.44%	3.50%	0.75%
$250,000 to less than $500,000	3.25%	3.36%	2.50%	0.75%
$500,000 to less than $1,000,000	2.00%	2.04%	1.50%	0.50%
$1,000,000 and above	1.25%	1.27%	0.25%	0.25%
Class A and L Shares
You may be able to buy Class A or Class L Shares without a sales charge (i.e. “load-waived”) or with an adjusted sales charge (i.e. “load-adjusted”) if you fall in one of the following categories:
•
Current and retired Trustees and officers of the Fund, their families (e.g., spouse, domestic partner, dependent children, parent) and any purchases referred through the Investment Adviser.

•
Employees of the Investment Adviser and their families, or any full-time employee or registered representative of the Distributor or of broker-dealers having dealer agreements with the Distributor (a “Selling Broker”) and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons).

•
Investors with no associated broker/dealer who purchase shares directly through the Fund Administrator.

•
Any full-time employee of a bank, savings and loan, credit union or other financial institution that utilizes a Selling Broker to clear purchases of the Fund’s Shares and their immediate families.

•
Participants in certain “wrap-fee” or asset allocation programs or other fee-based arrangements sponsored by broker-dealers and other financial institutions that have entered into agreements with the Distributor.

•
Clients of registered investment advisers or broker/dealers that have entered into arrangements with the Distributor providing for the Class A or Class L Shares to be used in particular investment products made available to such clients and for which such registered investment advisers or broker/dealers may charge a separate fee, including third party administrators.

•
Institutional investors (which may include bank trust departments and registered investment advisers).

•
Any accounts established on behalf of registered investment advisers or other intermediaries or their respective clients by broker-dealers that charge a transaction fee and that have entered into agreements with the Distributor.

•
Separate accounts used to fund certain unregistered variable annuity contracts or Section 403(b) or 401(a) or (k) accounts.

•
Employer-sponsored retirement or benefit plans with total plan assets in excess of $5 million where the plan’s investments in the Fund are part of an omnibus account. A minimum initial investment of $1 million in the Fund is required. The Fund, in its sole discretion, may waive these minimum dollar requirements.

•
Portfolio Company shareholders who exchange shares in such Portfolio Companies for Fund Shares.

In addition, concurrent purchases by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.
It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A or Class L Shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.
Right of Accumulation
For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A or Class L Shares of the Fund, as applicable, as part of your current investment as well as reinvested distributions. To qualify for this option, you must be either:
•
an individual;

•
an individual and spouse purchasing Shares for your own account or trust or custodial accounts for your dependent children; or

•
a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s Transfer Agent at the time of your purchase. You will need to give the Transfer Agent your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your dependent children as well as the ages of your dependent children.
Letter of Intent
The letter of intent allows you to count all investments within a 13-month period in Class A or Class L Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its Class A or Class L Shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include the cost of Class A or Class L Shares of the Fund, as applicable, which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Transfer Agent receiving the letter of intent. You may combine purchases and exchanges by family members (limited to spouse and dependent children living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the Transfer Agent and any financial intermediaries may not maintain this information. Class A or Class L Shares acquired through reinvestment of distributions are not aggregated to achieve the stated investment goal.
Shareholder Services Fee
The Fund has adopted a “Shareholder Services Plan” under which the Fund compensates financial industry professionals for providing ongoing services in respect of clients to whom they have distributed Class A or Class L Shares of the Fund. Such services may include responding to customer inquiries of a general nature regarding the Fund; responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and providing such other similar services as the Fund or the Investment Adviser may reasonably request to the extent the financial industry professional is permitted to do so under applicable statutes, rules, or regulations. The Fund may incur such expenses, together with sub-transfer agency fees (including recordkeeping fees), if any, which in the aggregate will not exceed on an annual basis 0.25% of its daily average NAV.
Distribution Plan
The Fund, with respect to its Class L Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of Shares to investors and maintenance of shareholder accounts, as well as for payments to the Class L Shares platform sponsors. These activities include marketing and other activities to support the distribution of the Class L Shares. The Distribution Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% of average daily NAV attributable to Class L Shares.
Sub-Transfer Agency and Recordkeeping Fees
The Fund makes sub-transfer agent payments to third parties that provide sub-transfer agent (including recordkeeping) and/or shareholder services with respect to certain shareholder accounts in lieu of or as a supplement to the transfer agent or other third parties providing such services. The amount paid for sub-transfer agent services varies and typically ranges from 0.08% to 0.33% of the NAV of such accounts for Class A Shares, 0.08% to 0.21% of the NAV of such accounts for Class L Shares and 0.08% to 0.21% of the NAV of such accounts for Class I Shares.
OUTSTANDING SECURITIES
The following table sets forth information about the Fund’s outstanding Shares as of March 31, 2024:
Title of Class	Amount Authorized	Amount Held by the Fund for its Own Account	Amount Outstanding
Class A Common Shares of Beneficial Interest	Unlimited	0	3,621,150
Class L Common Shares of Beneficial Interest	Unlimited	0	94,085
Class I Common Shares of Beneficial Interest	Unlimited	0	19,549,318

QUARTERLY REPURCHASES OF SHARES
The Fund has adopted a fundamental policy that it will make quarterly repurchase offers for 5% of its Shares outstanding at NAV, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below), and that each quarterly repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (defined below), or the next business day if the 14th day is not a business day (each, a “Repurchase Pricing Date”). Because this policy is “fundamental,” it may not be changed without a vote of a majority of the outstanding Shares. Shares will be repurchased at the NAV per Share of the relevant class determined as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date.
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the date the repurchase offer ends (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be determined by the Fund’s Board of Trustees and will be based on factors such as market conditions, liquidity of the Fund’s assets and Shareholder servicing conditions. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no less than 21 days and no more than 42 days, and is expected to be approximately 30 days. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account within seven days of the Repurchase Pricing Date (the “Repurchase Payment Deadline”). The Board of Trustees may establish other policies for repurchases of Shares that are consistent with the 1940 Act, the regulations promulgated thereunder, and other pertinent laws. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds, will be paid to Shareholders by the Repurchase Payment Deadline.
Repurchase Amounts
The Board of Trustees, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. Rule 23c-3 of the 1940 Act permits repurchases between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer and pursuant to its fundamental policies, the Fund will offer to repurchase 5% of the total number of its Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis with priority for repurchase requests in the case of the death of a Shareholder (subject to the exception discussed below). In the event there is an oversubscription of a repurchase offer, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the repurchase offer. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own fewer than 100 Shares and who tender all of their Shares before prorating other amounts tendered.
In such cases the Fund will confirm with such Shareholder’s brokers that the beneficial holder of such Shares actually owns fewer than 100 Shares.
It is the Shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan. If Shareholders tender less than the Repurchase Offer Amount, the Fund will repurchase only those Shares offered for repurchase and shall not repurchase any other Shares.
Notice to Shareholders
Notice of each repurchase offer will be given to each beneficial owner of Shares approximately 30 days (but no less than 21 and no more than 42 days) before each Repurchase Request Deadline. The notice will:
•
contain information Shareholders should consider in deciding whether to tender their Shares for repurchase;

•
include detailed instructions on how to tender Shares for repurchase;

•
state the Repurchase Offer Amount;

•
identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline;

•
describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline);

•
describe (i) the procedures for Shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a repurchase offer, and (iv) the procedures that will enable Shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline; and

•
will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price
The repurchase price of the Shares will be the NAV as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date. You may visit the Fund’s website (www.privatesharesfund.com) to learn the NAV. The notice of the repurchase offer will also provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which any market on which securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. Any such suspension would require the approval of a majority of the Board of Trustees (including a majority of Independent Trustees) in accordance with Rule 23c-3 of the 1940 Act. The Fund does not presently expect any of the foregoing conditions to occur in its normal fund operations.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline.
The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund does not comply with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash. Payment for repurchased Shares, however, may require the Fund to liquidate securities of Portfolio Companies earlier than the Investment Adviser otherwise would, which may potentially cause the Fund to realize losses. The Investment Adviser intends to take measures to attempt to avoid or minimize such potential losses, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. Also, the sale of securities of Portfolio Companies to fund repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV. In each case, such actions may reduce the Fund’s NAV.
Repurchase of the Fund’s Shares will reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to their Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights of a Shareholder’s descendants to redeem Shares in the event of such Shareholder’s death pursuant to certain conditions and restrictions. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future.
Involuntary Repurchases
The Fund may, at any time, repurchase, at net asset value, Shares held by a Shareholder, or any person acquiring Shares from or through a Shareholder, without Shareholder consent if: the Shares have been transferred to or have vested in any other person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder; ownership of the Shares by the Shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the Shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences; the Shareholder owns Shares having an aggregate net asset value less than an amount determined from time to time by the Board of Trustees; or it would be in the interests of the Fund, as determined by the Board of Trustees, for the Fund to repurchase the Shares.
BORROWING
The Fund has the option to borrow, which such borrowing, if any, the Fund anticipates would be used to satisfy requests from Shareholders pursuant to the quarterly repurchase offers and otherwise to provide the Fund with temporary liquidity. The amount that the Fund may borrow will be limited by the provisions of Section 18 of the 1940 Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the 1940 Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the 1940 Act) of at least 300%. To the extent the Fund borrows, the interest on borrowing by the Fund will be at prevailing market rates. Notwithstanding the foregoing, the Fund intends to limit its borrowing, if any, and the overall leverage of its portfolio to an amount that does not exceed 33 1∕3% of the Fund’s gross asset value.
DISTRIBUTIONS
Following the disposition by the Fund of securities of Portfolio Companies, the Fund will make cash distributions of the net profits, if any, to Shareholders (subject to the dividend reinvestment policy, as described below) once each fiscal year at such time as the Board of Trustees determines in its sole discretion (or twice in a fiscal year at such times determined by the Board of Trustees, if necessary for the Fund to maintain its status as a RIC and in accordance with the 1940 Act). The Fund will establish reasonable reserves to meet Fund obligations prior to making distributions.
DIVIDEND REINVESTMENT POLICY
The Fund will operate under a dividend reinvestment policy administered by UMB Fund Services (the “Agent”). Pursuant to the policy, any distributions by the Fund to its Shareholders, net of any applicable U.S. withholding tax, are reinvested in Shares of the Fund.
Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating Shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the Agent in writing at The Private Shares Fund, c/o UMB Fund Services, Inc., PO Box 2175, Milwaukee, Wisconsin 53201-2175. Such written notice must be received by the Agent 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.
When the Fund declares a distribution, the Agent, on the Shareholder’s behalf, will receive additional authorized Shares of the same class from the Fund. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share of the relevant class as of the date of such distribution.

The Agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Agent will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the dividend reinvestment policy. The Agent will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.
Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “U.S. Federal Income Tax Considerations.”
The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.
All correspondence concerning the dividend reinvestment policy should be directed to, and additional information may be obtained from, the Agent at The Private Shares Fund, c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee, Wisconsin 53201-2175 or overnight express mail to The Private Shares Fund c/o UMB Fund Services, 235 West Galena Street, Milwaukee, WI 53212. Certain transactions can be performed by calling the toll-free number (855) 551-5510.
DETERMINATION OF NET ASSET VALUE
The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies approved by the Board of Trustees. The Board of Trustees has designated the Investment Adviser to perform the day-to-day responsibilities for determining these fair values in accordance with Rule 2a-5 of the 1940 Act. The Investment Adviser has developed the Fund’s valuation procedures and methodologies, which have been approved by the Board of Trustees, and will make valuation determinations and act in accordance with those procedures and methodologies, and in accordance with the 1940 Act. Valuation determinations are reviewed and overseen by the Board of Trustees in accordance with Rule 2a-5. The Fund’s Valuation Committee oversees the implementation of the Fund’s valuation procedures. The Valuation Committee monitors the material aspects of the Fund’s valuation procedures, as approved by the Board of Trustees and revised from time to time, as well as monitors the Fund’s compliance with respect to the valuation of its assets under the 1940 Act.
Pursuant to valuation policies and procedures approved by the Board of Trustees, the Investment Adviser is responsible for determining and documenting (1) whether market quotations are readily available for portfolio securities of the Fund; (2) the fair value of portfolio securities for which market quotations are not readily available; and (3) the fair value of any other assets or liabilities considered in the determination of the NAV.

Depending on the portfolio security being valued, the Investment Adviser is responsible for maintaining records for each investment, which reflect various significant positive or negative events in the fundamental financial and market information relating to each investment that support or affect the fair value of the investment. The Investment Adviser will provide the Board of Trustees and the Valuation Committee with periodic reports (but no less often than monthly) that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. On a quarterly basis, the Board of Trustees will review and, if necessary, ratify or revise any fair value determinations made by the Investment Adviser in accordance with the Fund’s valuation procedures.
Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Investment Adviser may consider several factors, including the implied valuation of the asset as reflected by stock purchase contracts reported on alternative trading systems and other private secondary markets, fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security, the price of such security in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, the per share price of the security to be valued in recent verifiable transactions, including private secondary transactions (including exchanges for Fund Shares), and the recommendation of the Fund’s portfolio managers. The Investment Adviser will determine fair market value of Fund assets in accordance with consistently applied written procedures approved by the Board of Trustees and in accordance with GAAP. Under GAAP, the valuation of investment holdings is governed by Financial Accounting Standards Board Accounting Standards Code, Section 820 “Fair Value Measurement” (“ASC 820”).
Fair value prices are necessarily subjective in nature, and there is no assurance that such a price will be at or close to the price at which the security is next quoted or next trades.
CONFLICTS OF INTEREST
The following actual and potential conflicts of interest exist in respect of the Fund:
(1) Role of the Investment Adviser.   The Investment Adviser has an inherent conflict of interest in recommending itself to the Board of Trustees as the Fund’s Investment Adviser.
(2) Other Activities.   The principals of the Investment Adviser will devote a substantial amount of time to the management and operation of the Investment Adviser, including the investment process, monitoring and management of the Fund and other investment funds. However, the principals of the Investment Adviser may be involved in other business ventures. The Fund will not share in the risks or rewards of the Investment Adviser or its principals with respect to such other ventures. However, such other ventures will compete for their time and attention and might create other conflicts of interest. The Investment Advisory Agreement does not require the Investment Adviser to devote its full time or any specified portion of its time to the Fund, although the Investment Adviser intends to dedicate a reasonable amount of time to the Fund and its activities.
(3) Other Products Managed by the Investment Adviser.   The Investment Adviser currently serves as the investment adviser to other open-end registered investment companies, or mutual funds, each of which is sub-advised by unaffiliated third parties. The mutual funds do not have investment programs that overlap with that of the Fund. The Investment Adviser and its affiliate also currently serve as the investment adviser to other funds and accounts that have investment programs that overlap with the Fund, and the allocation of investments between the Fund and any such products or accounts are governed by the Investment Adviser’s and the affiliate’s allocation policies and procedures, which are designed to provide for fair and equitable treatment of the Fund.
(4) Financial Intermediaries.   Financial Intermediaries may receive ongoing compensation in respect of selling Shares, and they may have a conflict of interest in consulting with investors as to the purchase and repurchase of Shares. Further, Financial Intermediaries may receive different amounts of compensation with respect to sales of the Shares than from other products advised by the Investment Adviser and/or its affiliates, and therefore may have incentives to favor one or more products over others.

(5) Indirect Compensation to Affiliated Brokers.   When an opportunity to acquire securities in the Fund’s investment focus arises, in determining which transactions to pursue the Investment Adviser will consider a variety of factors, including the underlying price of the security to be acquired and the reliability of the broker-dealer engaged by the seller of such securities. Because the investment focus of the Fund is to acquire securities of private companies, at any particular time the availability of securities for purchase is low. As such, it is rarely the case that the Fund will have the opportunity to acquire any such company’s securities from multiple sellers at the same time, one of whom may be represented by an Affiliated Broker. Even in the rare circumstance where multiple acquisition opportunities do exist, typically the underlying considerations (such as share price) will favor one seller over another. However, there is a possibility that the Fund’s acquisition of securities from a seller represented by an Affiliated Broker could result in indirect compensation to such Affiliated Broker by increasing the number of transactions such Affiliated Broker can facilitate on the other side of the trade from the Fund.
The Fund has implemented certain written policies and procedures to ensure that the Fund does not engage in any transactions with any prohibited affiliates. Under the 1940 Act, the Board of Trustees has a duty to evaluate, and shall oversee the analysis of, all conflicts of interest involving the Fund and its affiliates, and shall do so in accordance with the aforementioned policies and procedures.
U.S. FEDERAL INCOME TAX MATTERS
The following briefly summarizes some of the important federal income tax consequences to Shareholders of investing in the Fund’s Shares, reflects the federal tax law as of the date of this Prospectus only, and does not address special tax rules applicable to certain types of investors, such as foreign investors, insurance companies, financial institutions, dealers and flow-through entities. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. Investors should consult their tax advisers regarding other federal, state, local or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.
The Fund has elected to be treated and to qualify each year for taxation as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to continue to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its Shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year.
The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a Shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all distributions are generally taxable whether a Shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain distributions”), if any, are taxable to Shareholders as capital gains, regardless of the length of time Shares have been held by Shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s Shares and, after that basis has been reduced to zero, will constitute capital gains to the Shareholder (assuming the Shares are held as a capital asset). The determination of the character for U.S. federal income tax purposes of any distribution from the Fund will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide Shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.
For more detailed information regarding tax considerations, see the section entitled “Tax Status” in the SAI.

VOTING
Each Shareholder will have the right to cast a number of votes based on the number of Shares held by such Shareholder at any meeting of Shareholders called by (i) the Board of Trustees or (ii) Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company under state law and the terms of the Declaration of Trust would be entitled to vote, including selection of Trustees. Except for the exercise of their voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.
ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s Shareholders of an opportunity to sell their Shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least 75% of the class of Shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
RESERVES
Liabilities and accruals shall be determined in accordance with GAAP.
LEGAL PROCEEDINGS
As of April 29, 2024, the Fund is not currently a party to any legal proceeding that we believe would have a material adverse effect upon the Fund or the ability of the Investment Adviser to perform its contract with the Fund.
LIQUIDITY REQUIREMENTS
The Fund’s portfolio is not subject to any minimum liquidity requirement. The Fund will, however, be required to maintain sufficient liquidity to repurchase Fund Shares under the quarterly repurchase procedures described above under “Quarterly Repurchases of Shares”.
ADDITIONAL INFORMATION
The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or the SAI without charge.
PRIVACY POLICY NOTICE
Privacy Policy Notice
This Privacy Policy Notice discloses the privacy policies of The Private Shares Fund (the “Fund”). The Fund is serviced by Foreside Fund Services, LLC, UMB Bank N.A. and UMB Fund Services, Inc., (collectively, the “Companies”). The Fund is referred to herein as “we” or “us” or “our.”
We realize that our ability to offer superior products and services depends on the personal and financial information we collect from our current, former, and prospective customers (“you”), collectively referred to here as “nonpublic personal information.”. We value your business and are committed to maintaining your trust. The information we have and where we get it
We collect nonpublic personal information about you from a variety of sources, including:
•
Information we receive from you on applications or other forms, such as your name, address and phone number; email address, your social security number or tax identification number, citizenship and residency and your assets, income and other household information;

•
Information about your other transactions with us, our affiliates or others including financial intermediaries or broker-dealers, such as your account balances and transactions history; and

•
Information from visitors to our website provided through online forms, site visitorship data and online information-collecting devices known as “cookies.”

For more information about what we collect online, including our use of cookies, please visit our website.
How we use this information
We may share the nonpublic personal information we collect about you with nonaffiliated third parties, including with the Companies, as part of the ordinary course of providing financial products and services to you, for the purpose of offering you new products and services to address your financial needs, for product development purposes and as otherwise required or permitted by law.
To assist in our business dealings with you, we may also share your nonpublic personal information with companies that perform services, including marketing services, on our behalf (such as vendors that package and mail our shareholder statements or reports and marketing research firms that enhance our ability to market our products and services). We do not share your information with mailing list or direct marketing companies for those companies to use for their own marketing purposes. Thus, the information you provide to us will not result in unwanted solicitations from third-party marketers.
We may share your nonpublic personal information for the following purposes, including among others:
•
To respond to a subpoena or court order, judicial process or regulatory inquiry;

•
To report suspicious transactions to government agencies and law enforcement officials;

•
To protect against fraud;

•
To provide products and services with the consent or the direction of a customer; or

•
In connection with the proposed or actual sale or merger of all or a portion of a business or operating unit.

Security of nonpublic personal information
We restrict access to information about you to those employees of the Fund we determine need to know that information to provide products and services to you. We maintain physical, electronic and procedural safeguards to protect this information. Our contracts with the Companies contain provisions restricting their use of your nonpublic personal information to those purposes for which they were hired.
If you have any questions or concerns about this Privacy Policy Notice, please email us at theprivatesharesfund@umb.com or write to us at:
The Private Shares Fund
c/o UMB Fund Services
235 West Galena Street
Milwaukee, WI 53212
The California Consumer Privacy Act of 2018 (“CCPA”) grants a California resident (“Consumer”) various rights with regard to personal information relating to that Consumer that is held by a business, including the right to know what data a business has collected about the Consumer over the past 12 months and the right to request a business to delete any personal information about the Consumer collected by the business, and requires the business to comply with a verifiable Consumer request to that effect. Although these rights do not necessarily apply to the Fund’s Shareholders who are covered under applicable Federal privacy law or exceptions within CCPA, other California Consumers may be covered.
We reserve the right to change this Privacy Policy Notice, and any of the policies described herein, at any time. We will notify you of our Privacy Policy Notice annually and inform you of any changes as required. The examples contained in this Privacy Policy Notice are illustrations; they are not intended to be exclusive.

STATEMENT OF ADDITIONAL INFORMATION
THE PRIVATE SHARES FUND
Class A Shares (PRIVX), Class L Shares (PRLVX) and Class I Shares (PIIVX)
88 Pine Street, Suite 3101,
New York, NY 10005
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (855) 551-5510
May 1, 2024

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of The Private Shares Fund (the “Fund”, “we”, “our” or “us”), dated May 1, 2024 (the “Prospectus”). The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.
You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-855-551-5510. Information on the Fund’s website is not incorporated herein by reference. The Fund’s filings with the SEC are available to the public on the SEC’s Internet website at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

GENERAL INFORMATION AND HISTORY
The Fund was established as a limited liability company under the laws of the State of Delaware on August 20, 2012 and converted into a Delaware statutory trust on March 22, 2013. The Fund’s office is located at 88 Pine Street, Suite 3101, New York, NY 10005. The financial statements, along with the accompanying notes and report of independent registered public accounting firm, which appear in the Fund’s most recent annual report to shareholders, are incorporated by reference into this SAI. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.
The Fund offers three classes of shares: Class A Shares, Class L Shares and Class I Shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of Shares may be subject to different (or no) sales loads, (ii) each class of Shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of Shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of Shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of Shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of Shares, trustees’ fees or expenses paid as a result of issues relating to a specific class of Shares and accounting fees and expenses relating to a specific class of Shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees of the Fund may classify and reclassify the Shares of the Fund into additional classes of Shares at a future date.
Certain Provisions of the Agreement and Declaration of Trust.   The Fund’s Agreement and Declaration of Trust (the “Declaration”) provides a detailed process for the bringing of derivative actions by Shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by a Shareholder must first be made on the Fund’s Board of Trustees (the “Board of Trustees”), unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed (i.e., the Board of Trustees is composed of Trustees who are not “independent trustees” as defined under the Delaware Statutory Trust Act or a majority of the Board of Trustees has a material personal financial interest in the action at issue). Except with respect to claims arising under the federal securities laws, the Declaration further provides that Shareholders representing at least 10% of the net asset value of all Shares issued and outstanding, or of classes or series to which such action relates, must join in bringing the derivative action. Once a demand has been properly made, the Board of Trustees is afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. The Board of Trustees may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who are “independent trustees” as defined under the Delaware Statutory Trust Act. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and, except with respect to claims arising under the federal securities laws, may require an undertaking by the Shareholder making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action.
Except with respect to claims arising under the federal securities laws, the Declaration also requires that actions by Shareholders against the Fund be brought only in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted, or if not, then in the Superior Court of the State of Delaware. As a result, Shareholders may be required to bring actions in an inconvenient or less favorable forum. The Declaration further provides that shareholders waive the right to a jury trial for such actions.

1

INVESTMENT OBJECTIVE AND POLICIES
Investment Objective
The Fund’s investment objective is capital appreciation. See “Investment Objective, Strategies, Methodology and Policies” in the Prospectus.
Diversification
Diversification involves investing in a wide range of securities and thereby spreading and reducing the risks of investment. When formed, the Fund was sub-classified as a “non-diversified” fund, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). However, due to the Fund’s principal investment strategy and investment process, it has historically operated as a “diversified” fund. Therefore, the Fund will not operate in the future as a “non-diversified” fund without first obtaining shareholder approval, except as allowed pursuant to the 1940 Act and rules or interpretations thereof.
Fundamental Policies
The Fund’s stated fundamental policies, listed below, may not be changed without a vote of a majority of the outstanding shares of the Fund (“Shares”), which means the lesser of: (i) 67% of the shares of beneficial interest of the Fund present at a meeting at which holders of more than 50% of the outstanding Shares are present in person or by proxy; or (ii) more than 50% of the outstanding Shares. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.
As fundamental policies, the Fund:
(1)
has an investment objective of capital appreciation;

(2)
will not borrow money or issue any senior security except in compliance with Section 18 of the 1940 Act, as it may be modified by SEC order, rule or regulation. Section 18 currently requires that the Fund have an asset coverage of 300% upon the issuance of senior securities representing indebtedness and an asset coverage of 200% upon the issuance senior equity securities;

(3)
will not engage in short sales, purchases on margin and the writing of put and call options;

(4)
will not act as underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the U.S. federal securities laws;

(5)
will not engage in the purchase or sale of real estate and real estate mortgage loans;

(6)
will not engage in the purchase or sale of commodities or commodity contracts, including futures contracts;

(7)
will not make loans, except as permitted by the 1940 Act, which prohibits loans to any person who controls or is under common control with the Fund, excluding a company that owns all of the Shares of the Fund;

(8)
will not invest 25% or more of its total assets in companies in a particular “industry or group of industries”, as that phrase is used in the 1940 Act, and as interpreted, modified or otherwise permitted by a regulatory authority having jurisdiction, from time to time (the “Fundamental Concentration Policy”). The Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields; and

(9)
will make quarterly repurchase offers for 5% of the Shares outstanding at their net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined below), or the next business day if the 14th day is not a business day.

2

The Fund’s investment policies and restrictions do not apply to the activities and transactions of the Portfolio Companies in which the Fund invests (other than indirectly by the Fundamental Concentration Policy), but do apply to investments made by the Fund directly.
The Fund’s investment strategies are non-fundamental and may be changed by the Fund’s Board of Trustees. The Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% (the “80% Policy”) of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private, operating growth companies. For the purposes of the 80% Policy, a private company is one that, at the time of the Fund’s investment in such company does not have a class of securities listed on an exchange, as that term is defined under the Securities Exchange Act of 1934, as amended. Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy only during the term of any post-IPO or other comparable lockup if such issuer ceases to be a private company. The Fund will notify investors of any proposed change to the 80% Policy at least 60 days in advance of such change in accordance with the 1940 Act. The Fund monitors its portfolio to ensure compliance with the Fund’s 80% Policy.
MANAGEMENT OF THE FUND
The Board of Trustees
The Board of Trustees of the Fund has overall responsibility for monitoring the Fund’s investment program and its management and operations. At least a majority of the Board of Trustees are and will be persons who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act, each, an “Independent Trustee” and, collectively, the “Independent Trustees”) of the Fund or Liberty Street Advisors, Inc., the Fund’s Investment Adviser (the “Investment Adviser”). Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders. Subject to the provisions of Delaware law, the Trustees will have all powers necessary and convenient to carry out this responsibility.
Name, Address(1), and Age	Position(s) Held with Fund	Term of Office(2) and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Director
Independent Trustees
Robert Boulware Birth Year: 1956	Independent Trustee	Since inception	Professional board director and trustee. Managing Director, Pilgrim Funds, LLC (private equity firm); Mid-Con Energy Partners, LP (oil/natural gas company) (June 2020–January 2021)	1	Brighthouse Financial
Mark Radcliffe Birth Year: 1952	Independent Trustee	Since inception	CEO, Personal Engines, LLC (business consulting) (September 1, 2023–present); Partner, DLA Piper (2005–2022); Senior Counsel DLA Piper (December 29, 2022–August 31, 2023) (law firm)	1	None
Daniel A. Doyle Birth Year: 1958	Independent Trustee	Since August 11, 2023	Senior Vice President & Chief Financial Officer, Puget Sound Energy (public utility) (2011–2021); Independent Trustee, Chair of the Audit Committee, MetLife Investor Series Trust (2007–2013) (mutual funds)	1	None
Herb W. Morgan Birth Year: 1966	Independent Trustee	Since August 11, 2023	Founder, Chief Executive and Investment Officer, Efficient Market Advisors/Cantor Managed ETF Portfolios (2004–present) (investment advisor)	1	Broad Street Holdings, Inc. (Holding Company)
Interested Trustee
Timothy Reick Birth Year: 1974	Interested Trustee	Since August 11, 2023	CEO, Liberty Street Advisors, Inc., HRC Fund Associates, LLC	1	None

3

(1)
All addresses c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005.

(2)
Each Trustee will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.

Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes or skills that each Trustee possesses which the Board of Trustees believes has prepared them to be effective Trustees.
Robert J. Boulware has served as a member and Chairman of the Board of Trustees since the Fund’s inception. In addition to his services for the Fund, Mr. Boulware has been an executive in the financial services industry for over 40 years. Since March 2008, Mr. Boulware has served as a trustee for Brighthouse Funds, a $110 billion fund complex. He has also served as a trustee of Vertical Capital Income Fund, a closed-end interval fund, from 2012-2023. Mr. Boulware serves as Managing Director of Pilgrim Funds, LLC, a private equity fund. Mr. Boulware previously served as a director of Gainsco Inc., a publicly traded auto insurance company, until December 2020 and as a director and chair of Mid-Con Energy Partners, LP, a publicly-traded energy company until January 2021. From 1992 to 2006, Mr. Boulware was the President and Chief Executive Officer of ING Funds Distributor, LLC. Mr. Boulware holds a BSBA from Northern Arizona University, College of Business Administration.
Daniel A. Doyle has broad executive and governance experience in a wide variety of industries and commercial settings. He was Senior Vice President and Chief Financial Officer of Puget Sound Energy for ten years until retirement in 2021. In addition to his financial, budgeting and planning duties and oversight of internal controls, Mr. Doyle served as the primary management liaison to the audit and business planning committees of the board of directors of Puget Sound Energy. Mr. Doyle also served as an independent trustee from 2007–2013 on the board of trustees, as well as serving as audit committee chair, of the MetLife Investor Series Trust, an investment company with over $150 billion in net assets and approximately 90 funds. Mr. Doyle is a certified public accountant, and earned an undergraduate degree in accounting from Michigan State University and an MBA from Rensselaer Polytechnic Institute.
Herb W. Morgan has more than three decades of experience in a variety of marketing, distribution and investment officer roles in the investment management industry, including service on numerous private as well as governmental boards. He was the Founder, Chief Executive Officer and Chief Investment Officer of Efficient Market Advisors, now Cantor Managed ETF Portfolios, a business of Cantor Fitzgerald Investment Advisors. After founding and managing the enterprise, Mr. Morgan sold the company to Cantor Fitzgerald Investment Advisors, LP in 2017. In addition to his role as Chief Investment Officer, Mr. Morgan has managed distribution and intermediary relationship teams at major investment complexes. He has also served on the board and as President of a major governmental retirement system. Mr. Morgan earned his undergraduate degree in Economics with Honors from the University of California, Santa Cruz.
Mark Radcliffe has served as a member of the Board of Trustees since the Fund’s inception. Mr. Radcliffe also serves as Chair of the Valuation Committee. Mr. Radcliffe was a partner (and for one year, Senior Counsel) at DLA Piper USA, LLP (or its predecessor law firms) beginning in 1989, where he represented startup technology corporations in their intellectual property and finance matters until his retirement on August 31, 2023. He also represented Fortune 100 companies in complex intellectual property transactions and corporate venture transactions. After his retirement, he has been providing business counseling on innovation and other topics to startups and multinational companies through his holding company, Personal Engines, LLC. His experience covers a wide variety of industries from internet to software to cloud to semiconductors. In 2011, Mr. Radcliffe was appointed by the Department of State to be one of ten private members of the U.S.-Japan Innovation and Entrepreneurship Council. From 2010 to 2012, Mr. Radcliffe served as a director at Innovaro, Inc. (NYSE MKT: INV), a company focused on management software and consulting. Mr. Radcliffe earned a B.S. in Chemistry magna cum laude from University of Michigan and a J.D. from Harvard Law School.
The Board of Trustees believes that the significance of each Trustee’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. However, the Board of Trustees believes that Trustees

4

need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. The Board of Trustees believes that its members satisfy this standard, as reflected in the experience of each Trustee described in the biographies above. Experience relevant to having this ability may be achieved through a Trustee’s educational background; business, professional training or practice (e.g., accountancy or law), public service or academic positions; experience from service as a board member (including the Board of Trustees of the Fund) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences.
Composition of Board of Trustees and Leadership Structure. To rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s Trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, the Board is comprised of four Independent Trustees and one Interested Trustee. Robert Boulware serves as the lead Independent Trustee and Chairman of the Board of Trustees, who will chair meetings or executive sessions of the Independent Trustees, review and comment on Board of Trustee’s meeting agendas, represent the views of the Independent Trustees to management and facilitate communication among the Independent Trustees. The Board of Trustees has determined that its leadership structure, in which the lead Independent Trustee functions as described above, is appropriate in light of the Fund’s investment objective and policies, the small size of the Board of Trustees and the Fund’s relatively small initial capitalization, as well as the services that the Investment Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships. This determination was made after careful consideration by the Independent Trustees and reflects the unanimous determination of the Independent Trustees. The Board of Trustees plays an active role in the risk oversight of the Fund and receives risk oversight reports from the Investment Adviser no less frequently than quarterly.
Name, Address(1), and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years
Kevin Moss Birth Year: 1969	President and Principal Executive Officer	April 11, 2019
Managing Director of Liberty Street Advisors, Inc. since December 2020; and Managing Member of Pearl Lane Advisors, LLC since August 2021. Prior thereto, President and Chief Operating Officer of SP Investments Management LLC through December 2020.

John “Jack” Sweeney Birth Year: 1985	Treasurer and Principal Financial Officer	Since April 29, 2019
Vice President of Liberty Street Advisors, since December 2020; Vice President of Pearl Lane Advisors, LLC since August 2021; Chief Financial Officer at SP Investments Management LLC, March 2019 through December 2020; Finance Manager at Venrock, August 2016 to March 2019 and Senior Associate at Ernst &Young LLP, prior thereto.

Peter R. Guarino Birth Year: 1958	Chief Compliance Officer	Since May 7, 2019	President and Chief Compliance Officer, Compliance4, LLC March 2018 to the present.

(1)
All addresses c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005.

Kevin Moss is a Managing Director of Liberty Street Advisors, Inc. and serves as both a portfolio manager and member of the Liberty Investment Committee. He also is Managing Member and portfolio manager for

5

Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Prior to joining Liberty Street Advisors, he was with SP Investments Management, LLC (“SPIM”), a registered investment adviser and wholly owned subsidiary of SharesPost, Inc. For eight years he served as SPIM’s President and COO overseeing the operations and trading of SPIM. He is also one of the creators of the SharesPost 100 Fund and continues to serve as the President of the Fund and is one of the portfolio managers. Prior to joining SPIM, Kevin was a senior portfolio manager at First New York Securities, where he managed a global macro book. With over 20 years of senior level experience in financial services, Kevin’s specific areas of expertise include the management of client relationships, investment research coverage, block and position trading, and operations management. Kevin began his career as an institutional equity sales trader working for Instinet, and later Commerzbank. His client base included hedge funds, pension funds and proprietary trading desks. Subsequently, Kevin held a series of distinguished posts at leading hedge funds and proprietary trading firms including serving as the head of international trading for Libra Advisors and Opus Trading Funds. Mr. Moss holds a Bachelor of Science from Tulane University and an MBA from Columbia University.
John “Jack” Sweeney has served as Treasurer and Principal Financial Officer of the Fund since April 2019. He is Vice President with Liberty Street Advisors, Inc. and Liberty Street Advisors’ affiliate Pearl Lane Advisors, LLC. Prior to joining Liberty Street Advisors, he was the Chief Financial Officer with SPIM. Prior to his position with the Fund, Mr. Sweeney was the Finance Manager at Venrock, a venture capital fund, from July 2017 to April 2019, and as a Senior Financial Analyst from August 2016 to June 2017 prior to that. From April 2011 to August 2016, Mr. Sweeney worked at Ernst & Young LLP in roles of increasing responsibility, most recently as a Senior Associate. Mr. Sweeney is a licensed Certified Public Accountant in the state of California. Mr. Sweeney earned a B.S. in Business Administration: Professional Accounting from California State University-Chico.
Peter R. Guarino has served as Chief Compliance Officer of the Fund since May 7, 2019. Mr. Guarino has over 35 years of legal, global investment management regulatory and compliance experience. In addition to his role as President of Maine-based Compliance4, LLC, he and the firm provide comprehensive and customized compliance consulting services to investment advisers, registered investment companies and private funds. Mr. Guarino served in senior compliance roles with two compliance consultancies where he was responsible for developing their investment company compliance services. Prior to that, Mr. Guarino served as the Chief Compliance Officer for Thomas Weisel Partners Group, Inc. and its affiliated mutual fund adviser, Montibus Capital, each a division of Stifel Financial. Mr. Guarino also served as the independent Fund CCO for several series trusts and standalone registered investment companies and served as a consultant to investment advisers through a predecessor firm to Compliance4. From 2004 to 2008, he served as the Managing Director of Foreside, leading its compliance services division as well as serving as Fund CCO for numerous clients. Formerly, he served as General Counsel and Global Chief Compliance Officer for MiFund, Inc., a privately held investment company services firm. In addition to his compliance work, Mr. Guarino has extensive business and administrative experience and served as the Chief Operating Officer of Merrill Corporation’s Investment Company Services division. Finally, Mr. Guarino was Senior Counsel and Secretary at GT Global/LGT Asset Management in San Francisco. He began his legal career at The Dreyfus Corporation in New York. He is licensed to practice law in Massachusetts and New York. Mr. Guarino received his J.D. from Suffolk University Law School and his B.A. from Rutgers University.
Committees of the Board of Trustees
Audit Committee
The Board of Trustees has formed an Audit Committee. The Audit Committee held four meetings during the fiscal year ended December 31, 2023. The purposes of the Audit Committee are to (i) assist the Board of Trustees in its oversight of the Fund’s accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers, (ii) assist the Board of Trustees in its oversight of the quality and objectivity of the Fund’s financial statements and the independent audit thereof, and (iii) select, oversee and set the compensation of the Fund’s independent auditor (the “Auditor”) and to act as liaison between the Auditor and the Board of Trustees.
To carry out its purposes, the Audit Committee shall: (i) pre-approve the selection of the Auditor and shall recommend the selection, retention or termination of the Auditor to the Board of Trustees and, in connection

6

therewith, shall evaluate the independence of the Auditor, including whether the Auditor provides any consulting, auditing or non-audit services to the Investment Adviser or its affiliates, (ii) review and approve the fees charged by the Auditor for audit and non-audit services, (iii) ensure that the Auditor prepares and delivers to the Audit Committee reports, on at least an annual basis: describing (a) the Auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review or peer review of the Auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and any steps taken to deal with any such issues, and (c) all relationships between the Auditor and the Fund (in response to which the Audit Committee shall actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and recommend that the Board of Trustees take appropriate action to satisfy themselves of the Auditor’s independence), (iv) pre-approve all auditing services and, subject to limited exception and to certain prohibitions on activities of the Auditor, permissible non-audit services provided to the Fund (and the Audit Committee may delegate to one or more of its members the authority to grant pre-approvals or the engagement to render the auditing service or permissible non-audit service is entered into pursuant to pre- approval policies and procedures established by the Audit Committee, so long as the Audit Committee is informed of each service, and which policies and procedures must be detailed as to the particular service and not involve any delegation of the Audit Committee’s responsibilities under the Securities Exchange Act of 1934, as amended, to management (which, for purposes of this paragraph, includes the appropriate officers of the Fund, the Investment Adviser, the Fund Administrator, and other key service providers (other than the Auditor)), and (v) subject to limited exception, pre-approve any non-audit services proposed to be provided by the Auditor to (1) the Investment Adviser and (2) any entity controlling, controlled by, or under common control with the Investment Adviser that provides ongoing services to the Fund, if such engagement relates directly to the operations and financial reporting of the Fund.
The Audit Committee shall meet with the Auditor, including private meetings, as necessary (i) to review the arrangements for and scope of the annual audit and any special audits or other special services; (ii) to provide the Auditor the opportunity to report to the Audit Committee, on a timely basis, all critical accounting policies and practices to be used; (iii) to review the form and substance of the Fund’s financial statements and discuss any matters of concern relating to the Fund’s financial statements, including (a) any adjustments to such statements recommended by the Auditor, or other results of said audit(s), and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor; (iv) to provide the Auditor the opportunity to report to the Audit Committee, on a timely basis, any material written communication between the Auditor and management such as any management letter or schedule of unadjusted differences; (v) to provide the Auditor the opportunity to report all non-audit services provided to any entity in the “investment company complex” that were not pre-approved by the Audit Committee; (vi) in accordance with Statement of Auditing Standards No. 61, as amended, to consider the Auditor’s comments with respect to the Fund’s financial policies, procedures and internal accounting controls and responses thereto by the Fund’s officers; (vii) to review the form of written opinion the Auditor proposes to render to the Board of Trustees and Shareholders of the Fund; (viii) to review with the Auditor its opinions as to the fairness of the Fund’s financial statements; (ix) to attempt to identify (A) conflicts of interest between management and the Auditor as a result of employment relationships; (B) violations of audit partner rotation requirements; and (C) prohibited independent auditor compensation arrangements whereby the Auditor is compensated based on selling non- audit services to the Fund; (x) to review the quality and adequacy of the internal accounting staff (which, for purposes of this paragraph, includes the appropriate officers and employees of the Fund, the Investment Adviser, the Fund Administrator, and other key service providers (other than the Auditor)); (xi) to consider the Auditor’s comments with respect to the appropriateness and adequacy of the Fund’s financial policies, procedures and internal accounting controls (including computer system controls and controls over the daily net asset valuation process and the adequacy of the computer systems and technology used in the Fund’s operations) and review management’s responses thereto; and (xii) to provide the Auditor the opportunity to report on any other matter that the Auditor deems necessary or appropriate to discuss with the Audit Committee.
The Audit Committee shall (i) consider the effect upon the Fund of any changes in accounting principles or practices proposed by the Auditor or the Fund’s officers, (ii) investigate improprieties or suspected improprieties in Fund operations, (iii) consider the effect on the Fund of: (a) any changes in service providers,

7

such as accountants or administrators for the Fund, that could impact the Fund’s internal controls or (b) any changes in schedules (such as fiscal or tax year-end changes) or structures or transactions that require special accounting activities or resources, and (iv) report its activities to the Board of Trustees on a regular basis and make such recommendations with respect to the matters described above and other matters as the Audit Committee may deem necessary or appropriate. The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other experts or consultants at the expense of the Fund.
The Audit Committee currently consists of each of the Fund’s Independent Trustees and shall always be composed entirely of Independent Trustees. Robert Boulware has been designated as the lead member of the Audit Committee for purposes of interacting with the Fund’s independent auditor.
Nominating and Governance Committee
The Board of Trustees has formed a Nominating and Governance Committee. The Nominating and Governance Committee held two meetings during the fiscal year ended December 31, 2023. The Nominating and Governance Committee has the responsibility and power to (i) identify individuals qualified to become Trustees and recommend to the Board of Trustees the candidates for all positions to be filled by the Board of Trustees or by the Shareholders of the Fund; (ii) recommend to the Board of Trustees candidates for membership on committees thereof; (iii) develop and recommend to the Board of Trustees guidelines for effective corporate governance; and (iv) lead the Board of Trustees in its annual review of the Board’s performance. The Nominating and Governance Committee consists of each of the Fund’s Independent Trustees. The Nominating and Governance Committee does not currently have a policy regarding whether it will consider nominees recommended by Shareholders.
Valuation Committee
The Board of Trustees has formed a Valuation Committee. The Valuation Committee held twelve meetings during the fiscal year ended December 31, 2023. The Valuation Committee oversees the implementation of the Fund’s valuation procedures, as adopted by the Board of Trustees and revised from time to time (the “Valuation Procedures”). Mr. Radcliffe serves as Chair of the Valuation Committee. The Board of Trustees has delegated to the Valuation Committee the responsibility of overseeing the material aspects of the Fund’s Valuation Procedures as well as the Fund’s compliance with respect to the valuation of its assets under the 1940 Act. Pursuant to Rule 2a-5 under the 1940 Act, the Valuation Committee has designated the Investment Adviser to perform the day-to-day responsibility for determining the fair value of the Fund’s assets as Valuation Designee. The Valuation’s Committee’s membership shall consist of all of the Independent Trustees. The Valuation Committee meets as frequently as circumstances dictate, but in no event less often than quarterly.
The Valuation Committee’s duties include: (a) overseeing the Investment Adviser as the Valuation Designee, including reviewing periodic reports, including pricing reports, submitted to the Valuation Committee by the Investment Adviser, portfolio managers or other persons; (b) documenting valuation discrepancies the Valuation Committee identifies and the resolution and verification steps taken in connection therewith; (c) reviewing the appropriateness of valuations based on new information or changes in assumptions regarding an investment, or other information that is brought to the attention of the Valuation Committee; (d) investigating any other matter brought to its attention within the scope of its duties; (e) performing any other activities set forth in the Valuation Procedures, as the Board of Trustees deems necessary or appropriate; (f) reviewing the Valuation Committee Charter annually, and recommending changes, if any, to the Board of Trustees; and (h) considering the Valuation Designee’s assessment of the adequacy of the Valuation Procedures at least annually and reporting to the Board of Trustees at its next regularly scheduled meeting on the outcome of that review.
All actions taken by a committee of the Board of Trustees will be recorded and reported to the full Board of Trustees at its next meeting following such actions.

8

Trustee Ownership of Securities
The dollar range of equity securities owned by each Trustee is set forth below.
Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Independent Trustees
Robert Boulware	$0–100,000	$0–100,000
Mark Radcliffe	None	None
Daniel A. Doyle	None	None
Herb W. Morgan	None	None
Interested Trustee
Timothy Reick	None	None

(1)
Based on the closing price of Class A Shares on December 31, 2023 of $37.91.

Independent Trustee Ownership of Securities
As of the date of this SAI, none of the Independent Trustees (or their immediate family members) owned securities of the Investment Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Investment Adviser.
Trustee Compensation
The Fund pays each Independent Trustee a fee of $6,875 for each Board meeting attended in person and a fee of $2,500 for each Board meeting attended by remote video- or tele-conference participation. In addition, the Fund reimburses each of the Independent Trustees for travel and other expenses incurred in connection with attendance at such meetings. Each of the Independent Trustees is a member of the Audit Committee, Nominating and Governance Committee and Valuation Committee, and receives a fee of $2,200 for each Audit and Nominating and Governance committee meeting attended, and $3,080 for each Valuation committee meeting attended, whether attended in person or by remote video- or tele-conference participation. Other officers and Trustees of the Fund receive no compensation.
The following table summarizes the compensation paid to the Trustees of the Fund, including the Audit Committee, Nominating and Governance Committee and Valuation Committee meeting fees, for the year ended December 31, 2023.
Name of Trustee	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund Paid to Trustee
Robert Boulware	$93,625	N/A	N/A	$93,625
Mark Radcliffe	$86,125	N/A	N/A	$86,125
Daniel A. Doyle	$23,000	N/A	N/A	$23,000
Herb W. Morgan	$23,000	N/A	N/A	$23,000
Timothy Reick	$0	N/A	N/A	$0
Portfolio Managers
The Investment Adviser’s Portfolio Management Team is primarily responsible for the investment management of the Fund. The Portfolio Management Team is comprised of Christian Munafo, Kevin Moss and Sven Jonas Grankvist. See above for biographies of the portfolio managers.

9

Compensation of Portfolio Managers
The portfolio managers receive a fixed annual salary and either a discretionary or defined bonus, both of which in part are dependent upon the overall profitability of the Investment Adviser as it pertains to the Fund. The portfolio managers do not receive any compensation from the Fund for serving as portfolio managers of the Fund.
Portfolio Manager Ownership of Securities
The dollar range of equity securities owned by each portfolio manager is set forth below.
Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned by Portfolio Manager(1)
Christian Munafo	$10,001–$50,000
Kevin Moss	$10,001–$50,000
Sven Jonas Grankvist	$10,001–$50,000

(1)
Based on the closing price of on December 31, 2023.

Portfolio Manager Conflicts of Interest
In addition to managing the assets of the Fund, the Fund’s portfolio managers may have responsibility for managing other client accounts of the Investment Adviser or its affiliate(s). The tables below show the number and asset size of (i) SEC-registered investment companies (or series thereof) other than the Fund, (ii) pooled investment vehicles that are not registered investment companies, and (iii) other accounts (e.g., accounts managed for individuals or organizations) managed by the portfolio managers. The tables also show the number of performance-based fee accounts, as well as the total assets of the accounts for which the advisory fee is based on the performance of the account. This information is provided as of December 31, 2023.
See the Prospectus under “Conflicts of Interest” for details of certain conflicts of interest between the Fund and the Investment Adviser and its principals.
Other SEC-Registered Investment Companies Managed
Name of Portfolio Manager	Number of Registered Investment Companies	Total Assets of Registered Investment Companies	Number of Investment Company Accounts with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Christian Munafo	0	$0	0	$0
Kevin Moss	0	$0	0	$0
Sven Jonas Grankvist	0	$0	0	$0

10

Other Pooled Investment Vehicles Managed
Name of Portfolio Manager	Number of Pooled Investment Vehicles	Total Assets of Pooled Investment Vehicles	Number of Pooled Investment Vehicles with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Christian Munafo	2	$91,165,722	1	$37,920,582
Kevin Moss	2	$91,165,722	1	$37,920,582
Sven Jonas Grankvist	2	$91,165,722	1	$37,920,582
Other Accounts Managed
Name of Portfolio Manager	Number of Other Accounts	Total Assets of Other Accounts	Number of Other Accounts with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Christian Munafo	0	$0	0	$0
Kevin Moss	0	$0	0	$0
Sven Jonas Grankvist	0	$0	0	$0
CODE OF ETHICS
The Fund and the Investment Adviser have adopted Codes of Ethics under Rule 17j-1 of the 1940 Act. These codes of ethics permit, subject to certain conditions, personnel of each of those entities to invest in securities that may be purchased or held by the Fund.
The codes of ethics of the Fund and the Investment Adviser are each available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. A copy of the codes of ethics of the Fund and the Investment Adviser may be obtained, after paying a duplicating fee, at the following e-mail address: publicinfo@sec.gov.
ALLOCATION OF BROKERAGE
Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers, who are employees of the Investment Adviser. The Investment Adviser is authorized by the Board of Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Investment Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Investment Adviser may determine.
In selecting a broker or dealer to execute each particular transaction, the Investment Adviser will take the following into consideration:
•
the best net price available;

•
the reliability, integrity and financial condition of the broker or dealer;

•
the size of and difficulty in executing the order; and

•
the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Investment Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Investment Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Investment Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

11

During the fiscal years ended December 31, 2021, 2022, and 2023 the Fund paid $1,867,011, $2,347,944, and $345,243 in brokerage commissions, respectively. The Fund will typically only pay commissions for transactions involving securities of publicly traded companies subsequent to or in connection with an IPO of a Portfolio Company.
To the extent any Affiliated Broker receives any Broker Fees in connection with the purchase and sale of securities by the Fund, such Broker Fees will be subject to policies and procedures adopted by the Board of Trustees pursuant to Section 17(e) and Rule 17e-1 of the 1940 Act. These policies and procedures include quarterly review by the Board of Trustees of any such payments. Among other things, Section 17(e) and those procedures provide that, when acting as broker for the Fund in connection with the purchase or sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (1) if the transaction is effected on a securities exchange, the compensation may not exceed the “usual and customary broker’s commission” (as defined in Rule 17e-1 under the 1940 Act); (2) in the case of the purchase of securities by the Fund in connection with a secondary distribution, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for transactions otherwise effected cannot exceed 1% of the purchase or sale price. Rule 17e-1 defines a “usual and customary broker’s commission” as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. Notwithstanding the foregoing, no Affiliated Broker will receive any undisclosed fees from the Fund in connection with any transaction involving the Fund and such Affiliated Broker, and to the extent any transactions involving the Fund are effected by an Affiliated Broker, such Affiliated Broker’s Broker Fees for such transactions shall be limited in accordance with Section 17(e)(2) of the 1940 Act and the Fund’s policies and procedures concerning Affiliated Brokers.
TAX STATUS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the Fund and to an investment in Shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the following does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of Shareholders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, a U.S. Shareholder whose “functional currency” is not the U.S. dollar, financial institutions and Non-U.S. Shareholders, defined below. This summary assumes that Shareholders hold Shares as capital assets (generally, property held for investment). The discussion is based upon the Code, Treasury Regulations and administrative and judicial interpretations, each as of the date of this Prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this offering or the Fund’s status as a RIC (as defined below) under the Code. This summary does not discuss any aspects of foreign, state or local tax, or any U.S. federal taxes other than income taxes. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.
A “U.S. Shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
a trust, if a court within the United States has primary supervision over its administration and one of more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

12

A “Non-U.S. Shareholder” is a beneficial owner of Shares that is not a U.S. Shareholder.
If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner in the partnership would generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is such an entity or a partner in a partnership should consult its own tax advisors with respect to the purchase, ownership and disposition of Shares.
Tax matters are very complicated and the tax consequences to an investor of an investment in Shares will depend on the facts of its particular situation. Shareholders are encouraged to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.
Election to be Taxed as a RIC
The Fund has elected to be treated as a “regulated investment company” (“RIC”) under Subchapter M of the Code. As a qualifying RIC, the Fund generally does not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to Shareholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, the Fund must distribute to Shareholders, for each taxable year, an amount equal to at least 90% of the Fund’s “investment company taxable income,” which is generally its ordinary income plus the excess of recognized net short-term capital gain over recognized net long-term capital loss, reduced by deductible expenses. Such required amount is referred to as the “Annual Distribution Requirement.”
Taxation as a RIC
If the Fund:
•
continues to qualify as a RIC; and

•
satisfies the Annual Distribution Requirement;

then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (generally, recognized net long-term capital gain in excess of recognized net short-term capital loss) distributed to Shareholders. The Fund will be subject to U.S. federal income tax at regular corporate rates on any income or capital gain not distributed (or treated as distributed for tax purposes) to Shareholders. However, as a RIC, the Fund cannot deduct its net operating loss carryovers against its taxable income. We may realize substantial net operating losses.
The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (1) 98% of the Fund’s ordinary income for each calendar year, (2) 98.2% of the Fund’s capital gain net income for the one-year period generally ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years. Collectively, such amount is referred to as the “Excise Tax Avoidance Requirement.” The Fund intends to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirements.
To continue to qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:
•
derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock or securities. The Fund refers to this test as the “90% Gross Income Test;” and

•
diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer; and

13

•
no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or the securities of one or more qualified publicly traded partnerships. Collectively, the Fund refers to these tests as the “Diversification Tests.”

In addition, certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (b) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (c) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (d) adversely affect the time when a purchase or sale of stock or securities is deemed to occur, or (e) adversely alter the characterization of certain complex financial transactions. We will monitor our transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that we will be eligible for any such tax elections or that any elections we make will fully mitigate the effects of these provisions. Gain or loss recognized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.
Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Shareholders will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by us.
Our functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities may be treated as ordinary income or loss.
Although the Fund is not prohibited from making foreign investments, including those in emerging market countries, currently the Fund does not anticipate making any significant foreign investments. However, if the Fund acquires any equity interest in an entity treated as a “passive foreign investment company” for U.S. federal income tax purposes, we could be subject to significant adverse tax consequences.
In general, the Fund may sell assets in order to satisfy distribution requirements. However, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by (1) the illiquid nature of its portfolio and (2) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests. If the Fund disposes of assets to meet the Annual Distribution Requirement, the Diversification Test, or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.
For federal income tax purposes, the Fund is generally permitted to carry forward a net capital loss in any taxable year to offset its own capital gains, if any. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. Any such loss carryforwards will retain their character as short-term or long-term. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.
If the Fund fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Fund will be subject to tax in that year on all of its taxable income, regardless of whether the Fund makes any distributions to Shareholders. In that case, all of the Fund’s income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to Shareholders. In contrast, assuming the Fund qualifies as a RIC, its corporate-level U.S. federal income tax should be substantially reduced or eliminated. See “Failure to Qualify as a RIC” below.
The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

14

Taxation of U.S. Shareholders
Whether an investment in our Shares is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances. An investment in our Shares by a U.S. Shareholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in our Shares by taxable U.S. Shareholders and not by U.S. Shareholders that are generally exempt from U.S. federal income taxation. U.S. Shareholders should consult their own tax advisors before investing in our Shares.
Exchanges
While an investment in the Fund with cash generally would not be taxable, the Fund provides the opportunity for holders of securities in Portfolio Companies to acquire Shares of the Fund in exchange for such securities. Such exchanges would result in a taxable event for the exchanging shareholder with a taxable capital gain in the amount of the difference between such shareholder’s basis in the exchanged shares and the fair market value of the Fund shares received in the exchange.
Dividends on our Shares
Dividends by us generally are taxable to U.S. Shareholders as ordinary income or long-term capital gain. Dividends of our investment company taxable income (which is, generally, our net income excluding net capital gain) will be taxable as ordinary income to U.S. Shareholders to the extent of our current and accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. Dividends of our net capital gain (which is generally the excess of our net long-term capital gain over our net short-term capital loss) properly reported by us as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gain in the case of individuals, trusts or estates. This is true regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether the dividend is paid in cash or reinvested in additional Shares. Dividends in excess of our earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Shares and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. Shareholder. We may make dividends in excess of our earnings and profits. As a result, a U.S. Shareholder will need to consider the effect of our dividends on such U.S. Shareholder’s adjusted tax basis in our Shares in their individual circumstances.
A portion of our dividends, but not those reported as capital gain dividends, paid to corporate U.S. Shareholders may, if certain conditions are met, qualify for the 50% dividends-received deduction to the extent that we have received dividends from certain corporations during the taxable year, but only to the extent such dividends are treated as paid out of our earnings and profits. We expect only a small portion of our dividends to qualify for this deduction.
In general, “qualified dividend income” recognized by non-corporate U.S. Shareholders is taxable at the same rate as net capital gain. Generally, qualified dividend income is dividend income attributable to certain U.S. and foreign corporations, as long as certain holding period requirements are met. As long as certain requirements are met, our dividends paid to non-corporate U.S. Shareholders attributable to qualified dividend income may be treated by such U.S. Shareholders as qualified dividend income, but only to the extent such dividends are treated as paid out of our earnings and profits. We expect only a small portion of our dividends to qualify as qualified dividend income.
Although we currently intend to distribute any of our net capital gain at least annually (which would be automatically reinvested unless a Shareholder opts out of the dividend reinvestment option), we may in the future decide to retain some or all of our net capital gain, but treat the retained amount as a distribution for tax purposes. In that case, among other consequences, we will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the retained amount in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the retained amount net of such tax will be added to the U.S. Shareholder’s tax basis for his, her or its Shares. The Fund will report, within 60 days of the end of its tax year, on Form 2349, Notice to Shareholder of Undistributed Long-Term Capital Gains, to each U.S. Shareholder such Shareholder’s allocable share of our undistributed long-term capital gains, the

15

Shareholder’s allocable share of the taxes paid by the Fund on such gains, and the effect on such Shareholder’s adjusted tax basis in his, her, or its Shares.
Because we expect to pay tax on any retained net capital gain at our regular corporate tax rate, and because that rate currently is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual U.S. Shareholders will be treated as having paid and for which they will receive a credit would exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds the U.S. Shareholder’s liability for U.S. federal income tax. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to treat amounts as distributed for tax purposes, we must provide a written statement to our U.S. Shareholders reporting the retained amount after the close of the relevant taxable year. We cannot treat any of our investment company taxable income in this manner.
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to U.S. Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Shareholders on December 31 of the year in which the distribution was declared.
If a U.S. Shareholder purchases Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution and the U.S. Shareholder will be subject to tax on the distribution even though it represents a return of his, her or its investment. We have built-up or have the potential to build up large amounts of unrealized gain which, when realized and distributed, could have the effect of a taxable return of capital to U.S. Shareholders.
Repurchase or other Disposition of our Shares
A U.S. Shareholder generally would recognize taxable gain or loss if the U.S. Shareholder redeems or otherwise disposes of his, her or its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such repurchase or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the repurchase or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if substantially identical Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.
Different tax consequences may apply for tendering and non-tendering U.S. Shareholders in connection with a repurchase offer. For example, if a U.S. Shareholder does not tender all of its common shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering U.S. Shareholders. On the other hand, U.S. Shareholders who tender all of their Shares (including Shares deemed owned by U.S. Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss.
Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.
U.S. Federal Income Tax Rates
In general, U.S. Shareholders who or that are individuals, trusts or estates are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (generally, the excess of net long-term capital gain over

16

net short-term capital loss for a taxable year, including long-term capital gain derived from an investment in our Shares). Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate that also applies to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
Non-corporate U.S. Shareholders generally will be subject to a 3.8% Medicare tax on their “net investment income,” which ordinarily includes taxable distributions or retained amounts treated as distributions on Shares, as well as taxable gain on the disposition of Shares. It is also very likely that “net investment income” would include, for this purpose any taxable income or gain on any other securities we may offer.
Information Reporting and Backup Withholding
We will send to each of our U.S. Shareholders, after the end of each calendar year, a notice providing, on a per Share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.
We may be required to withhold U.S. federal income tax (“backup withholding”), currently at a rate of 24%, from all taxable distributions to any non-corporate U.S. Shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such U.S. Shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such U.S. Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that proper information is timely provided to the IRS.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% withholding tax on any “withholdable payment” from a U.S. payer (including the Fund) to (i) a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the U.S. payer with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, the payee might be eligible for refunds or credits of such taxes.
Therefore, U.S. Shareholders who own their Shares through foreign accounts or foreign intermediaries may have distributions from the Fund reduced by the withholding tax unless the foreign payee qualifies for an exception.
“Withholdable payments” subject to FATCA will include U.S.-source payments otherwise subject to nonresident withholding tax. The withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The IRS is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules.
Investors are urged to consult with their tax advisors regarding the effect, if any, of FATCA to them based on their particular circumstances.

17

Information Reporting of Substantial Losses
Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. holders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders or members of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders or members of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Failure to Qualify as a RIC
If the Fund were unable to continue to qualify for treatment as a RIC, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate rates. The Fund would not be able to deduct distributions to Shareholders, nor would they be required to be made. Subject to certain limitations under the Code, distributions would generally be (a) taxable to non-corporate Shareholders as ordinary dividend income eligible for the reduced rates of U.S. federal income tax to the extent of the Fund’s current and accumulated earnings and profits, and (b) eligible for the dividends-received deduction in the case of corporate U.S. Shareholders. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. If the Fund were to fail to meet the RIC requirements for more than two consecutive years and then to seek to requalify as a RIC, the Fund would be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding 10-year period.
DETERMINATION OF NET ASSET VALUE
The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. Class I Shares are not subject to any sales load. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies approved by the Board of Trustees. The Board of Trustees has designated the Investment Adviser to perform the day-to-day responsibilities for determining these fair values in accordance with Rule 2a-5 of the 1940 Act. The Investment Adviser has developed the Fund’s valuation procedures and methodologies, which have been approved by the Board of Trustees, and will make valuation determinations and act in accordance with those procedures and methodologies, and in accordance with the 1940 Act. Valuation determinations are reviewed and overseen by the Board of Trustees in accordance with Rule 2a-5. The Fund’s Valuation Committee oversees the implementation of the Fund’s valuation procedures. The Valuation Committee monitors the material aspects of the Fund’s valuation procedures, as approved by the Board of Trustees and revised from time to time, as well as monitors the Fund’s compliance with respect to the valuation of its assets under the 1940 Act.
Pursuant to valuation policies and procedures approved by the Board of Trustees, the Investment Adviser as the Valuation Designee is responsible for determining and documenting (1) whether market quotations are readily available for portfolio securities of the Fund; (2) the fair value of portfolio securities for which market quotations are not readily available; and (3) the fair value of any other assets or liabilities considered in the determination of the NAV. Depending on the portfolio security being valued, the Investment Adviser is responsible for maintaining records for each investment which reflect various significant positive or negative events in the fundamental financial and market information relating to each investment that support or affect

18

the fair value of the investment. The Investment Adviser will provide the Board of Trustees and the Valuation Committee with periodic reports that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. On a quarterly basis, the Board of Trustees will review and, if necessary, ratify or revise any fair value determinations made by the Investment Adviser in accordance with the Fund’s valuation procedures.
Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Investment Adviser may consider several factors, including the implied valuation of the asset as reflected by stock purchase contracts reported on alternative trading systems and other private secondary markets, fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security, the price of such security in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, the per share price of the security to be valued in recent verifiable transactions, including private secondary transactions (including exchanges for Fund Shares), and the recommendation of the Fund’s portfolio managers. The Investment Adviser will determine fair market value of Fund assets in accordance with consistently applied written procedures established by the Board of Trustees and in accordance with GAAP. Under GAAP, the valuation of investment holdings is governed by Financial Accounting Standards Board Accounting Standards Code, Section 820 “Fair Value Measurement” (“ASC 820”).
Fair value prices are necessarily subjective in nature, and there is no assurance that such a price will be at or close to the price at which the security is next quoted or next trades.
CERTAIN ERISA CONSIDERATIONS
The following section sets forth certain consequences which should be considered by a fiduciary before acquiring Shares on behalf of (i) an “employee benefit plan” as defined in and subject to the fiduciary responsibility provisions of ERISA, (ii) a “plan” as defined in and subject to Section 4975 of the Code, or (iii) an entity deemed to hold “plan assets” as a result of investments in the entity by such plans or otherwise (each such fiduciary is referred to herein as a “Plan Fiduciary,” and such plans or entities, “Plans”). In general, the terms “employee benefit plan” as defined in ERISA and “plan” as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer’s employees and their beneficiaries. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan, including with respect to prohibited transactions. Each Plan Fiduciary considering acquiring Shares should consult its own legal and tax advisors.
Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under the Code) having certain relationships to such Plans, unless an exemption is available. Parties in interest and disqualified persons include not only persons having such relationships to a given Plan, but many of their affiliates. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, a Plan Fiduciary who permits a Plan to engage in a transaction that the Plan Fiduciary knows or should know is a prohibited transaction may be liable to the Plan for any loss the Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction. It is not generally expected that the Fund would be deemed to be a party in interest or disqualified person with respect to any Plan; however, this conclusion cannot be assured and therefore each Plan and Plan Fiduciary will be deemed to represent that the purchasing and holding of any Shares will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.
In general, Shares may not be purchased with the assets of a Plan if the Investment Adviser, any member of the Board of Trustees, the Distributor, any Financial Intermediary, any of their respective affiliates or any of their respective agents or employees (collectively, “Fund Affiliates”) (i) has investment discretion with respect to the investment of such plan assets; (ii) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such

19

advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to such Plan. Any such purchase might result in a prohibited transaction under ERISA and the Code. There could be exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code that may be applicable.
A Plan and Plan Fiduciary considering investing in the Fund are responsible for ensuring that participation in the Fund is not a transaction that is prohibited by ERISA or the Code. In addition, a Plan Fiduciary will be deemed to have represented (and may be required expressly to represent) that the Plan Fiduciary has not relied on any advice or recommendation of a Fund Affiliate for the decision to invest in the Fund (except with respect to any Plan Fiduciary that is or is an affiliate of the Investment Adviser and only in reliance on an applicable exemption).
Offering of Shares to Plans is in no respect a representation by the Investment Adviser or any other party related to the Fund that this investment meets the relevant legal requirements with respect to investments by any particular Plan or that this investment is appropriate for any particular Plan. The person with investment discretion should consult with his or her attorney and financial advisers as to the propriety of an investment in the Fund in light of the circumstances of the particular Plan.
CALCULATION OF FEES
If, consistent with the Fund’s then-current registration statement, the determination of NAV is suspended or NAV is otherwise not calculated on a particular day, then for purposes of calculating and accruing any fee payable by the Fund that is based on the Fund’s NAV, such fee will be computed on the basis of the value of the Fund’s net assets as last calculated.
PROXY VOTING POLICIES AND PROCEDURES
The Fund invests in securities issued by Portfolio Companies. As such, it is expected that proxies and consent requests received by the Fund will deal with matters related to the operative terms and business details of such Portfolio Companies.
To the extent that the Fund receives notices or proxies from Portfolio Companies (or to the extent the Fund receives proxy statements or similar notices in connection with any other portfolio securities), the Fund has delegated proxy voting responsibilities to the Investment Adviser, subject to the oversight of the Board of Trustees. The Investment Adviser will vote proxies and respond to investor consent requests in the best interests of the Fund, as applicable, in accordance with the Investment Adviser’s Proxy Voting Policies and Procedures (the “Policies”).
With respect to each proxy proposal, the Investment Adviser will consider the period of time that the particular security is expected to be held for an account, the size of the holding, the costs involved with the proxy proposal, the existing corporate governance structure, and the current management and operations for the particular company. Typically, the Investment Adviser will vote proxies in accordance with management’s recommendations. However, in situations where the Investment Adviser believes that management is acting on its own behalf or acting in a manner that is adverse to the rights of the company’s shareholders, the Investment Adviser will not vote with management. For each proxy, the Investment Adviser also considers whether there are any specific facts and circumstances that may give rise to a material conflict of interest on the part of the Investment Adviser in voting the proxy. If it is determined that a material conflict of interest may exist, the proxy will be referred to the Investment Adviser’s Investment Committee to decide if the Investment Adviser may vote the proxy or if the proxy should be referred to the Fund to vote. All instances where the Investment Adviser determines a material conflict of interest may exist are resolved in the best interests of the Fund.
Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-855-551-5510; (2) on the Fund’s website (www.privatesharesfund.com) after July 1, 2024; (3) by emailing theprivatesharesfund@umb.com; and (4) on the SEC’s website at www.sec.gov. In addition, copies of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-855-551-5510 and will be sent within three business days of receipt of a request.

20

CONTROL PERSONS AND PRINCIPAL HOLDERS
To the knowledge of the Fund, as of April 1, 2024, the following persons owned of record or beneficially 5% or more of the outstanding Fund Shares of a class. A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. The number of Shares owned by the trustees and officers of the Fund as a group is less than one percent of the outstanding Shares.
Name and Address	Class	Percentage of Class
Charles Schwab & Co. 211 Main Street San Francisco, CA 94105	Class A	54.63%
Pershing LLC 1 Pershing Plz Jersey City NJ 07399-0002	Class A	12.62%
National Financial Services LLC 499 Washington Blvd Jersey City NJ 07310-1995	Class A	11.59%
Charles Schwab & Co. 211 Main Street San Francisco, CA 94105	Class I	50.71%
National Financial Services LLC 499 Washington Blvd Jersey City NJ 07310-1995	Class I	36.21%
Pershing, LLC 1 Pershing Plz Jersey City NJ 07399-0002	Class I	7.33%
National Financial Services LLC 499 Washington Blvd Jersey City NJ 07310-1995	Class L	39.98%
Pershing LLC 1 Pershing Plz Jersey City NJ 07399-0002	Class L	34.86%
Arkadios Capital PO Box 451249 Cleveland OH 44145	Class L	17.92%
FINANCIAL STATEMENTS
The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report for the fiscal year ended December 31, 2023, are incorporated by reference in this SAI. The Fund’s annual report is available upon request, without charge, by calling the Fund toll-free at 1-855-551-5510.

21

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

25(1)	Financial Statements:

Part A: The financial highlights of The Private Shares Fund (the “Registrant”) for the fiscal year ended December 31, 2023 are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended December 31, 2023, filed electronically with the SEC on March 11, 2024, are incorporated by reference into Part B of this registration statement.

25(2)	Exhibits

(a)(1)	Certificate of Formation of SharesPost 100 Fund LLC.(1)

(a)(2)	Certificate of Conversion of SharesPost 100 Fund LLC to SharesPost 100 Fund.(2)

(a)(3)	Certificate of Trust of SharesPost 100 Fund.(2)

(a)(4)	Certificate of Amendment to the Certificate of Trust of SharesPost 100 Fund(13)

(a)(5)	Agreement and Declaration of Trust.(2)

(a)(6)	Amendment dated October 2, 2020 to the Agreement and Declaration of Trust.(11)

(a)(7)	Amendment dated February 26, 2021 to the Agreement and Declaration of Trust.(12)

(b)	Amended and Restated By-Laws.(11)

(c)	Not Applicable.

(d)(1)	Incorporated by reference to Exhibits (a)(4) and (b) above.

(d)(2)	Multiple Class Plan.(7)

(d)(3)	Amendment No. 1 to Multiple Class Plan.(12)

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Investment Advisory Agreement between the Registrant and Liberty Street Advisors, Inc.(11)

(h)(1)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC.(6)

(h)(2)	Distribution Services Agreement between SP Investments Management, LLC and Foreside Fund Services, LLC.(6)

(h)(4)	Form of Distribution Plan.(7)

(i)	Not Applicable.

(j)	Custody Agreement between the Registrant and UMB Bank National Association.(6)

(k)(1)	Administration and Fund Accounting Agreement between the Registrant and UMB Fund Services, Inc.(6)

(k)(2)	Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc.(6)

(k)(3)	Amended and Restated Shareholder Services Plan.(12)

(k)(4)	Fund CCO Agreement between the Registrant and Compliance4, LLC.(14)

(k)(5)	Form of Indemnification Agreement between the Registrant and each Trustee.(3)

(k)(6)	Expense Limitation Agreement between the Registrant and Liberty Street Advisors, Inc.(13)

(k)(7)	Amendment to Appendix A of the Expense Limitation Agreement between the Registrant and Liberty Street Advisors, Inc.(14)

(l)(1)	Opinion and Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (5)

(l)(2)	Consent of Dechert LLP.*

(m)	Not Applicable.

(n)	Consent of KPMG LLP, independent registered public accounting firm for the Registrant.*

(o)	Not Applicable.

(p)	Subscription Agreement between the Registrant and SP Investments Management, LLC.(4)

(q)	Not applicable.

(r)(1)	Code of Ethics of the Fund.*

(r)(2)	Code of Ethics of the Investment Adviser.(14)

(s)(1)	Powers of Attorney, filed previously with Post-Effective Amendment No. 16.(13)

(s)(2)	Powers of Attorney filed herewith.*

(1)	Incorporated by reference to the initial filing of the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed October 10, 2012.

(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 12, 2013.

(3)	Incorporated by reference to Pre-Effective Amendment No. 2 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed August 2, 2013.

(4)	Incorporated by reference to Pre-Effective Amendment No. 3 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed November 6, 2013.

(5)	Incorporated by reference to Pre-Effective Amendment No. 5 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed December 12, 2013.

(6)	Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 30, 2015.

(7)	Incorporated by reference to Post-Effective Amendment No. 2 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 29, 2016.

(8)	Incorporated by reference to Post-Effective Amendment No. 5 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed November 8, 2017.

(9)	Incorporated by reference to Post-Effective Amendment No. 8 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 30, 2019.

(10)	Incorporated by reference to Post-Effective Amendment No. 10 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 29, 2020.

(11)	Incorporated by reference to Post-Effective Amendment No. 11 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed March 19, 2021.

(12)	Incorporated by reference to Post-Effective Amendment No. 12 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 27, 2021.

(13)	Incorporated by reference to Post-Effective Amendment No. 16 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed May 2, 2022.

(14)	Incorporated by reference to Post-Effective Amendment No. 17 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed May 1, 2023.

*	Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled By or Under Common Control

Not Applicable.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s securities as of March 31, 2024.

Title of Class	Number of Record Holders
Class A Shares of Beneficial Interest	3,361
Class L Shares of Beneficial Interest	134
Class I Shares of Beneficial Interest	13,828

Item 30. Indemnification

Reference is made to (a) Section 5.2 of the Registrant’s Agreement and Declaration of Trust (as amended, the “Declaration of Trust”), previously filed as Exhibit (a)(4) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. Nos. 333-184361 and 811-22759) on April 12, 2013 and Amendment No. 2 to the Declaration of Trust, previously filed as Exhibit (a)(7) to Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 (Reg. Nos. 333-184361 and 811-22759) on April 29, 2020;

(b)      Section 7 of the Registrant’s Distribution Agreement, previously filed as Exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. Nos. 333-184361 and 811-22759) on April 12, 2013; and (c) the Form of Indemnification Agreement to be entered into between the Registrant and each of its Trustees, filed as Exhibit (k)(6) hereto, each of which is incorporated by reference herein. The Registrant hereby undertakes that it will apply the indemnification provisions of the foregoing agreements in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Liberty Street Advisors, Inc (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is set forth in the Registrant’s Prospectus and Statement of Additional Information in the sections entitled “Management of the Fund”, and is included in the Investment Adviser’s Form ADV as filed with the Securities and Exchange Commission (File No. 801-67698).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005;

(2)	the Transfer Agent, UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212;

(3)	the Custodian, UMB Bank National Association, 1010 Grand Boulevard, Kansas City, MO 64106;

(4)	the Investment Adviser, Liberty Street Advisors, Inc., 88 Pine Street, Suite 3101, New York, NY 10005; and

(5)	Compliance4, 9 Terison Drive, Suite 100, Falmouth, ME 04105.

Item 33. Management Services

Except as described under “The Investment Adviser” and “The Fund Administrator” in this Registration Statement, the Fund is not party to any management service related contract.

Item 34. Undertakings

(1)	The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	The Registrant undertakes

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 Act (the “1933 Act”);

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)	to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the 1933 Act to any purchaser

(1)	Not Applicable;

(2)	if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not applicable.

(5)	Not applicable.

(6)	Not applicable.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the 1933 Act and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlingame, and State of California, on the 29th day of April, 2024.

THE PRIVATE SHARES FUND

By:	/s/ Kevin Moss
	Name:	Kevin Moss
	Title:	President and Principal Executive Officer

Pursuant to the requirements of the 1933 Act, this registration statement has been signed by the following persons in the capacity and on the date indicated.

/s/ Kevin Moss	President	April 29, 2024
Name: Kevin Moss

/s/ John Sweeney*	Treasurer and Chief Financial Officer	April 29, 2024
Name: John Sweeney

/s/ Mark Radcliffe*	Trustee	April 29, 2024
Name: Mark Radcliffe

/s/ Robert J. Boulware*	Trustee	April 29, 2024
Name: Robert J. Boulware

/s/ Daniel A. Doyle*	Trustee	April 29, 2024
Name: Daniel A. Doyle

/s/ Herb W. Morgan*	Trustee	April 29, 2024
Name: Herb W. Morgan

/s/ Timothy Reick*	Trustee	April 29, 2024
Name: Timothy Reick

* /s/ Kevin Moss
By: Attorney-in-fact acting pursuant to powers of attorney previously filed and filed herewith.